Exhibit 2.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2016

Dated as of March 24, 2017

Table of Contents

INTRODUCTORY NOTES	2
CORPORATE STRUCTURE AND DESCRIPTION OF CAPITAL STRUCTURE	3
DESCRIPTION OF THE BUSINESS	4
GENERAL DEVELOPMENT OF THE BUSINESS	6
Mineral Projects	7
SAN ANDRES MINE	8
Ernesto/Pau-a-Pique MINE	20
SAO FRANCISCO MINE	48
DIVIDENDS	57
MARKET FOR SECURITIES	58
DIRECTORS AND OFFICERS	58
Risk Factors	61
TRANSFER AGENTS AND REGISTRARS	67
INTERESTS OF EXPERTS	67
ADDITIONAL INFORMATION	68
AUDIT COMMITTEE DISCLOSURE	68

INTRODUCTORY NOTES

Date of Information

In this Annual Information Form (“AIF”), Aura Minerals Inc., together with its subsidiaries, as the context requires, is referred to as “Aura Minerals” or the “Company”. All information contained herein is as at December 31, 2016, unless otherwise stated.

Financial Information

Reference is made in this AIF to the consolidated audited financial statements of the Company for the year ended December 31, 2016, a copy of which may be obtained online at www.sedar.com. All financial information in this AIF is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Cautionary Note Regarding Forward-Looking Information

This AIF, and the documents incorporated by reference, contain certain “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”).  All statements other than statements of historical fact are forward-looking statements. Forward-looking statements relate to future events or future performance and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: the economic viability of a project; strategic plans, including the Company’s plans with respect to its San Andres, Ernesto Pau a Pique, Sao Francisco and Aranzazu Mines (including but not limited to, when the Aranzazu mine may restart production) and the Serrote da Laje project; the amount of mineral reserves and mineral resources; the amount of future production over any period; the amount of waste tonnes mined; the amount of mining and haulage costs; cash costs; operating costs; strip ratios and mining rates; expected grades and ounces of metals and minerals; expected processing recoveries; expected time frames; prices of metals and minerals; mine life; and gold hedge programs.  Often, but not always, forward-looking statements may be identified by the use of words such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements in this AIF are based upon, without limitation, the following estimates and assumptions: the presence of and continuity of metals at the Company’s projects at modeled grades; the capacities of various machinery and equipment; the availability of personnel, machinery and equipment at estimated prices; exchange rates; metals and minerals sales prices; appropriate discount rates; tax rates and royalty rates applicable to the mining operations; cash costs; anticipated mining losses and dilution; metals recovery rates, reasonable contingency requirements; our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable; our expected ability to develop our projects including financing such projects; and receipt of regulatory approvals on acceptable terms.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control could cause actual results to differ materially from those contained in the forward-looking statements. Specific reference is made to the section entitled “Risk Factors” in this AIF for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, gold and copper or certain other commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions, political stability and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

Currency Presentation and Exchange Rate Information

This AIF contains references to both United States dollars and Canadian dollars. Unless otherwise stated, references herein to “$” are to the United States dollar. References to “C$” are to the Canadian dollar. For U.S. dollars to Canadian dollars, the average exchange rate for 2016 and the exchange rate at December 31, 2016 were one U.S. dollar per 1.32 and 1.34 Canadian dollars, respectively.

CORPORATE STRUCTURE AND DESCRIPTION OF CAPITAL STRUCTURE

The Company’s registered office is located at Craigmuir Chambers, PO Box 71, Road Town, Tortola VG1110, British Virgin Islands. The Company maintains a head office at 600 – 4770 Biscayne Blvd., Miami Florida 33137 and an operating office at 27th Floor - 161 Bay Street, Toronto, Ontario M5J 2S1. The Company is continued under the BVI Business Companies Act (British Virgin Islands).

The Company was originally incorporated under the Business Corporations Act of Ontario by Letters Patent dated July 12, 1946 under the name Baldwin Consolidated Mines Limited. By Articles of Amendment dated July 11, 1989, the Company changed its name to “Canadian Baldwin Holdings Limited” and consolidated its common shares on a 5:1 basis. By Articles of Amendment dated July 27, 2005, the Company changed its name to “Canadian Baldwin Resources Limited” and further consolidated its common shares on a 1.75:1 basis. By Articles of Amendment dated March 22, 2006, the Company changed its name to “Aura Gold Inc.” and by Articles of Continuance dated April 20, 2006, the Company was continued from the Business Corporations Act (Ontario) to the Canada Business Corporations Act. By Articles of Amendment dated July 20, 2007, the Company changed its name to “Aura Minerals Inc.”. By Articles of Amendment dated July 23, 2009, the Company consolidated all of its issued and outstanding common shares on the basis of one new common share for five previously issued and outstanding common shares. By Articles of Amendment dated December 30, 2016, the Company consolidated all of its issued and outstanding common shares on the basis of one new common share for ten previously issued and outstanding common shares. On December 30, 2016, the Company was continued from the Canada Business Corporations Act to the BVI Business Companies Act (British Virgin Islands).

The Company is authorized to issue an unlimited number of Common Shares. All references to securities of the Company included in this AIF are set out on a post-consolidation basis. As at March 24, 2017, the Company had the following outstanding: 33,420,356 common shares, 986,400 stock options, 350,000 share purchase warrants, 126,529 deferred share units and 20,000 restricted share units.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities. The Common Shares do not carry any pre-emptive or conversion rights.

The following are the Company’s principal subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each company. Each Subsidiary is 100% beneficially owned, controlled or directed, directly or indirectly, by the Company.

Name and Jurisdiction of Incorporation	Name and Jurisdiction of Incorporation
1100355 B.C. Ltd. – Canada	Azacualpa (B.V.I.) Inc. – B.V.I.
Aura Technical Services Inc. - USA	Copan (B.V.I.) Inc. – B.V.I.
Apoena Minerals (B.V.I.) Inc. – B.V.I.	Minerales de Occidente, S.A. de C.V. – Honduras
Pontes resources (B.V.I.) Inc. – B.V.I.	Arapiraca (B.V.I.) Inc. – B.V.I.
Aura Minerais Participacoes Ltda. - Brazil	Clearwater Holdings Fund LLC – USA
San Andres (B.V.I.) Inc. – B.V.I.	Mineracao Vale Verde Ltd. - Brazil
RNC (Honduras) Limited – Belize	Newington Corporation S.L. – Spain
San Andres (Belize) Limited - Belize	Aranzazu Holding S.A. de C.V. - Mexico

DESCRIPTION OF THE BUSINESS

Aura Minerals is a mid-tier gold and copper production company focused on the development and operation of gold and base metal projects in the Americas. The Company’s shares are traded on the TSX under the symbol ORA. The Company’s assets include the San Andres (Honduras), the Ernesto/Pau-a-Pique (Brazil) and the Sao Francisco (Brazil) producing gold mines and the copper-gold-silver Aranzazu (Mexico) mine (currently on care-and-maintenance). The Company's core development asset is the copper-gold-iron Serrote project in Brazil.

Special Skill and Knowledge. The Company’s business requires specialized skills and knowledge. Such skills and knowledge include the areas of mining, environmental permitting, engineering, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as legal compliance, finance and accounting. The Company competes with numerous other companies for the recruitment and retention of qualified employees and consultants in such fields.

Business Cycles. The mining business is subject to global economic cycles which affect the marketability of products derived from mining.

Competitive Conditions. The precious and base mineral exploration and mining business is competitive. The Company competes with numerous other companies and individuals in the search for and the acquisition of mineral properties. The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Employees. As at December 31, 2016, the Company had 5 employees in Canada, 2 employees in the United States, 603 employees in Honduras (298 employees and 305 contractors), 526 employees in Brazil (313 employees and 213 contractors) and 34 employees in Mexico.

Bankruptcy and Similar Procedures. As of the date of this AIF, Aranzazu is on full care-and-maintenance.  In May 2015, Araznazu Holding S.A. de C.V. (“Aranzazu Holding”), the operating entity for the Aranzazu Mine and a wholly-owned subsidiary of the Company, filed for administration proceedings in Mexico under the Mexican Commercial Bankruptcy Law which was accepted by the Mexican Federal Court in May 2015.  In December 2016, Aranzazu Holding received a favourable judgement from the Second District Judge in the State of Zacatecas accepting Aranzazu Holding’s proposal for payment and completion of the administration proceedings.  In January 2017, the administration proceedings were effectively terminated with the requisite number of past vendors accepting Aranzazu Holding’s proposal. Aranzazu Holding is now in the process of completing the payments.

Environmental Protection. The Company’s exploration, development and mining activities are subject to various levels of federal, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

In all jurisdictions where Aura Minerals operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and mining stages of a property with regard to air quality, water quality, fisheries, wildlife and forestry management and protection, solid and hazardous waste management and disposal, noise, land use and reclamation. Details and qualification of Aura Minerals’ mine closure and restoration obligations are set out in Note 15 of the Company’s audited consolidated financial statements for the year ended December 31, 2016.

The financial and operating effect of environmental protection requirements on the capital expenditures and earnings of each mineral property are not significantly different than those of similar sized mines and therefore do not and will not impact Aura Minerals’ competitive position in the current or future financial years.

Social or Environmental Policies. In order to better serve the Company’s corporate sustainability obligations and reporting, the Board of Directors of the Company moved the functions of the Company’s former Corporate Sustainability Committee directly to a function of the Board to ensure that the Company conducts its activities in such a manner as to ensure the health and safety of its employees, contractors and host communities; promote sustainable development; preserve the environment and contribute on the development of the communities in which it operates. The steps that the Board, with the assistance of on-site environmental managers, health and safety technicians and environmental consultants, takes to meet these objectives include:

•	identifying, assessing and managing risks to employees, consultants, contractors, the environment and the host communities;

•	reviewing and monitoring the health, safety, environmental and social responsibility policies and procedures of the Company;

•	promoting and supporting improvements to the Company’s health, safety and environmental performance. Reviewing material incidents relating to health, safety and environmental;

•	as it may deem necessary, arranging, implementing and overseeing environmental and safety audits, with respect to any operations within the Company;

•	ensuring that employees, consultants and contractors are provided with the training and resources necessary to meet the Company’s objectives under the health, safety, environmental and social responsibility policies;

•	ensuring that the Company continually consults stakeholders in matters that affect them and develops partnerships that foster the sustainable development of the host communities and enhance economic benefits from the Company’s operations;

•	ensuring that social, economic and cultural rights of the local people are respected; and

•	ensuring that the Company upholds ethical business practices and meeting, or where possible, exceeding applicable legal and other regulatory requirements.

The Company, with the assistance of on-site environmental managers, health and safety technicians and environmental consultants, continues to develop and implement environmental education programs for the Company’s employees and host communities.  The Company has implemented an integrated management system at all its operations based on OHSAS 1800, ISO 14000 norms and the International Cyanide Management Code.  On September 16, 2010 Aura Minerals became a signatory of the International Cyanide Management Code with each of the San Andres (2016) and Sao Francisco (2015) Mines successfully completing the recertification.

The Company permanently engages the communities and other stakeholders to maintain its ‘Social Licence’ to operate. Several meetings have been held with communities local to each of the Company’s properties to discuss and answer questions regarding the Company’s policies, practices and operations, and also to discuss and agree on local projects and initiatives where the Company could support both technically and financially.  The Company is also in the practice of purchasing supplies and hiring personnel from the host communities and encourages its consultants and suppliers to do the same.

2016 Gold Sales.  For the year ended December 31, 2016, except for interest income from its cash and cash equivalents, the Company’s sole source of revenue was the sale of gold from the San Andres and Sao Francisco Mine (2015 included the Sao Vincente Mine). During the year ended December 31, 2016, Aranzazu continues to be under care-and- maintenance, as a result, there was no copper concentrate production or sales.  In 2016, the Company sold a total of 121,285 gold ounces (2015: 144,523) at an average realized gross price of $1,251 per gold ounce (2015:  $1,161).  There are worldwide gold and copper concentrate markets into which the Company can sell and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold and copper concentrate which it produces.

GENERAL DEVELOPMENT OF THE BUSINESS

2014

On March 17, 2014 the Company fully repaid an amended $25,000,000 revolving credit facility entered into on March 18, 2011, as amended, with Barclays Capital, the investment banking division of Barclays Bank PLC from the proceeds of a $22,500,000 gold loan (the “Gold Loan”) entered into with Auramet International LLC, a subsidiary of Auramet Trading LLC (“Auramet”). The Gold Loan consisted of 40 weekly installments of 458 ounces of gold commencing on April 7, 2014. In addition to fixing the price of the 18,320 ounces of gold deliverable under the Gold Loan, the Company hedged 10,000 ounces of gold at an average fixed price of $1,373 per ounce as well as 15,000 ounces of gold with a $1,300 floor price and $1,423 ceiling price. In partial consideration of the Gold Loan, the Company issued 4,500,000 non-transferable common share purchase warrants to Auramet, with each warrant entitling Auramet to acquire one common share in the capital of the Company until March 17, 2015 at a price of C$0.36 per share.

On May 27, 2014 the Company announced an updated NI 43-101 compliant Mineral Reserve and Mineral Resource estimates for the San Andres mine and on July 3, 2014 the Company filed the NI 43-101 compliant technical.

On December 2, 2014 the Company obtained a further US$15,500,000 (the “Second Gold Loan”) Gold Loan from Auramet. The Second Gold Loan will be repaid in 50 weekly installments of 305 ounces of gold which commenced on February 13, 2015. The Second Gold Loan may be repaid at any time with no prepayment penalties. In addition to fixing the price of the 15,250 ounces of gold deliverable under the Second Gold Loan the Company hedged a further 35,300 ounces of gold at an average fixed price of $1,207.46 per ounce. In partial consideration for the Second Gold Loan, the Company issued 4,500,000 non-transferable common share purchase warrants to Auramet, with each Warrant entitling Auramet to acquire one common share of the Company at an exercise price of C$0.11 until December 2, 2016. The 4,500,000 warrants previously issued to Auramet pursuant to the Gold Loan were exercised.

During the year ended December 31, 2014, the Company disposed of the assets and liabilities of the Sao Vicente gold mine in Brazil.

2015

On January 15, 2015, the Company announced that all mining activities at the Aranzazu mine would be temporarily suspended and that all capital projects, including underground development work would also be deferred. Processing of copper concentrate would continue until the economic stockpiles were depleted. Please see “Description of the Business – Bankruptcy and Similar Proceedings”.

On June 9, 2015, the Company completed a private placement financing with a private company. The Company raised gross proceeds of $4,940,000 (approximately C$6,100,000) through the issuance of 57,009,346 common shares of the Company at a price of C$0.107 per common share.

On December 1, 2015, the Company repaid to Auramet the final gold ounce installment pursuant to the Second Gold Loan.

2016

On March 2, 2016 the Company obtained a further US$12,325,000 (the “Third Gold Loan”) Gold Loan from Auramet. The Third Gold Loan will be repaid in 68 weekly installments of 176.5 ounces of gold commencing on May 3, 2016 and ending on August 15, 2017. The Third Gold Loan was used for corporate debt consolidation and working capital and may be repaid at any time with no prepayment penalties.

On June 23, 2016 the Company announced that it completed the acquisition and assumed operational control of the Ernesto/Pau-a-Pique Project that was announced on April 30, 2015. Also on June 23, 2016, the Company announced the results of the NI 43-101 mineral resource estimates and on August 3, 2016 the Company filed the technical report on EPP entitled “Technical Report and Updated Resource Estimate on the EPP Project, Mato Grosso, Brazil”. On November 22, 2016, the Company announced the results of the NI 43-101 feasibility study for EPP and on January 13, 2017 filed the feasibility study entitled “Feasibility Study and Technical Report on the EPP Project, Mato Grosso, Brazil”. Please see “Mineral Projects – Ernesto/Pau-a-Pique” for complete details of the acquisition.

On September 26, 2016, Mr. Rodrigo Barbosa was appointed as the Chief Financial Officer replacing Mr. Rory Taylor who resigned on September 12, 2016 for personal reasons.

On October 3, 2016, the Company completed a rights offering (the “Rights Offering”), which expired at 4:00 p.m. (EDT) on September 30, 2016. The Company’s shareholders fully exercised rights to acquire 36,346,284 common shares of the Company which were issued at a price of $0.15 per common share for gross proceeds of $4,162,000 (approximately CAD$5,451,942).

On December 30, 2016, the Company continued out of thee jurisdiction of the Canada Business Corporations Act and into the jurisdiction of the BVI Business Companies Act and effected a consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation share for each ten (10) pre-consolidation shares. Each of the continuation and the share consolidation were approved by the Company’s shareholders at a special meeting held on December 13, 2016.

2017

On January 15, 2017, Mr. Barbosa was appointed President and Chief Executive Officer of the Company replacing Mr. Bannantine who resigned for personal reasons. Mr. Ludovico Costa was appointed as a special advisor to Mr. Barbosa on the same day.

On January 26, 2017, the Company entered into an amendment with respect to the Third Gold Loan. Pursuant to the amendment, Auramet will loan US$9,000,000 to the Company (the “Facility”) which will be used for the full repayment of the Third Gold Loan and to provide for additional working capital of $2,500,000. The Facility is guaranteed by the Company’s interests in its San Andres, Ernesto Pau-a-Pique and Sao Francisco mines, the Aranzazu and the Serrote da Laje projects, and secured by a continuing security interest in all the Company’s present and future personal property. The principal on the Facility will be repaid in 30 equal bi-weekly installments of US$300,000 starting the week of May 5, 2017 and ending the week of June 15, 2018. Interest is calculated as to a discount of US$10.00 per ounce of gold (spot price) purchased by Auramet for 7,200 ounces per month and will commence in February 2017. The Company may prepay the entire amount of the Facility without penalty.

Mineral Projects

The Company’s portfolio of mineral properties includes the San Andres gold mine in Honduras, the Sao Francisco gold mine in Brazil, the EPP gold mine in Brazil and the copper-gold-silver Aranzazu mine in Mexico (currently on care-and-maintenance) and the copper-gold-iron Serrote Project in Brazil.

For the purposes of this AIF, the Company has identified the San Andres, EPP and Sao Francisco gold mines as material properties and are discussed below.

SAN ANDRES MINE

Readers are encouraged to read the technical report dated July 2, 2014, with an effective date of December 31, 2013, and entitled “Mineral Resource and Mineral Reserve Estimates on the San Andres Mine in the Municipality of La Union, in the Department of Copan, Honduras” prepared for Aura Minerals by Bruce Butcher, P.Eng., former Vice President, Technical Services, Ben Bartlett, FAusimm, former Manager Mineral Resources and Persio Rosario, P. Eng., former Principal Metallurgist (the “San Andres Technical Report”) from which the disclosure in this AIF has been derived. The San Andres Technical Report is subject to the assumptions, qualifications and procedures described in the report, as applicable, and readers are encouraged to read the report in its entirety. A copy of the report may be found on the Company’s profile on SEDAR at www.sedar.com

Mineral Resources. The Company estimates Mineral Resources at the San Andres mine, as at December 31, 2016 are as follows:

Resources Category	Oxide			Mixed			Total
	Tonne (t)'000	Au (g/t)	Oz' 000	Tonne (t)'000	Au (g/t)	Oz' 000	Tonne (t)'000	Au (g/t)	Oz '000
Measured	19,590	0.47	297	6,231	0.55	110	25,822	0.49	407
Indicated	50,570	0.44	713	25,759	0.53	438	76,330	0.47	1,150
Measured + Indicated	70,160	0.45	1,010	31,990	0.53	548	102,151	0.47	1,557
Inferred	7,500	0.58	139	8,510	0.68	185	16,010	0.63	324

Notes*:

1. The Mineral Resources estimate is based on optimized shell using $1,600/oz gold.

2. The cut-off grade used was 0.23 g/t for oxide material and 0.30 g/t for mixed material.

3. Contained metal figures may not add due to rounding.

4. Surface topography as of December 31, 2016, and a 200m river offset restrictions have been imposed.

5. Mineral Resources are inclusive of Mineral Reserves.

6. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

7. Mineral Resource estimates for San Andres Mine were prepared under the supervision of Farshid Ghazanfari, P.Geo. as a Qualified Person as that term is defined in NI 43-101.

Mineral Reserves. The Company estimates Mineral Reserves at the San Andres mine, as at December 31, 2015 are as follows:

Reserves Category	Oxide			Mixed			Total
	Tonne (t)'000	Au (g/t)	Oz' 000	Tonne (t)'000	Au (g/t)	Oz' 000	Tonne (t)'000	Au (g/t)	Oz '000
Proven	16,211	0.50	262	2,820	0.63	58	19,031	0.52	320
Probable	25,727	0.51	419	8,609	0.61	170	34,335	0.53	589
Proven + Probable	41,938	0.51	681	11,429	0.62	228	53,366	0.53	909

Notes*:

1. The Mineral Reserves estimate is based on a designed pit, which has been made operational using $1,250/oz gold.

2. The cut-off grade used was 0.28 g/t for oxide material and 0.37 g/t for mixed material.

3. Contained metal figures may not add due to rounding.

4. Surface topography as of December 31, 2016, and a 200m river offset restrictions have been imposed.

5. Mineral Reserve estimates for San Andres Mine were prepared under the supervision of Farshid Ghazanfari, P.Geo. as Qualified Person as that term is defined in NI 43-101.

The following description of the San Andres Mine is the Executive Summary contained in the San Andres Technical Report which has been updated and conformed to be consistent with other disclosure within this AIF. The entire San Andres Technical Report is incorporated by reference into this AIF and should be consulted for details beyond those incorporated herein.

Introduction

The Company has prepared a technical report (the “Report”) compliant with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) on the updated Mineral Resources and Mineral Reserves pertaining to its San Andrés mine (the “Mine” or the “Project”).

Project Description and Location

The Mine is an open pit, heap-leach operation located in the highlands of western Honduras, in the municipality of La Unión, Department of Copán approximately 210 km southwest of the city of San Pedro Sula. The Mine’s surface and mineral rights are owned by Minerales de Occidente, S.A. de C.V. (“Minosa”), a wholly-owned indirect subsidiary of Aura existing under the laws of Honduras.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Mine is via paved highways and gravel roads approximately 210 km from San Pedro Sula or 360 km from the capital city of Tegucigalpa. Both cities are serviced by international airports with daily flights to the United States of America and cities in Latin America.

The Mine is located approximately 18 km due west of the town of Santa Rosa de Copán, the capital of the Department of Copán. The town site and property of San Andrés is reached via a 28 km paved highway from Santa Rosa de Copán, and then by a 22 km gravel road from the turn-off at the town of Cucuyagua. The gravel road is public, but Minosa assists local authorities with the maintenance of this road.

The climate of San Andrés is temperate, with a distinct rainy season locally called winter from May to November. Although parts of Honduras lie within the hurricane belt, the western Interior Highlands are generally unaffected by these storms.

Temperature decreases with increased elevation and as the Mine site is situated at an elevation of 1,200 m, the climate is quite temperate. Typically, December and January are the coolest months, with average daily temperatures of 17.9°C and 17.8°C, respectively. April and May are typically the warmest months, with average temperatures of about 22°C.

There are a number of mines operating in Honduras and throughout Central America. These mining operations are supplied and serviced by branch offices and facilities of international contractors and suppliers and by domestic contractors and suppliers. Cement and fuel are provided locally by Honduran companies. Spare parts and supplies from major centers in North or South America can be readily delivered to the site within a reasonable time.

Labour is sourced locally from the many communities located near the Mine. Educational, medical, recreational, and shopping facilities are established. Management and technical staff are available within Central America and from North or South America as is required. Aura also maintains a corporate office in Canada of experienced geologists and engineers to provide technical support and oversight for all of its projects, including the Mine.

The Mine has been in operation since 1983, and has a well-developed infrastructure which includes power and water supply, warehouses, maintenance facilities, assay lab and on-site camp facilities for management, staff and contractors. On-site communication includes radio, telephone, internet and satellite television services. Process water is supplied by rainwater run-off collected in a surge pond and by direct pumping from a water well pump station in the perennial Río Lara adjacent to the carbon-in-column adsorption, desorption and recovery plant (“CIC-ADR”). Chlorinated potable water for the town of San Andrés and camp facilities is supplied from a source originating upstream from San Andrés along the Río Lara, near the village of La Arena. Purified water for drinking and cooking is purchased from local suppliers.

History

The San Andrés property was explored in the 1930s and 1940s by numerous companies including Gold Mines of America and the New York and Honduras based Rosario Mining Company (“Rosario”). In 1945, the property was acquired by the San Andrés Mining Company and then purchased by the New Idria Company (“New Idria”) (Malouf, 1985). A 200 short tons-per-day cyanide circuit was installed in 1948. Approximately 300,000 short tons of surface and 100,000 short tons of underground ore averaging 5.8 g/t Au were mined and milled by New Idria. In 1949, San Andrés became the first operation to use a carbon-in-pulp plant to recover gold and silver by adsorption using granular carbon, however, numerous problems including poor air travel support logistics and high underground mining costs caused the operation to close in 1954 (Marsden and House 2006). The area remained inactive until it was reopened in 1974 (Malouf, 1985).

In 1974, an exploration permit was granted to Minerales, S.A. de C.V. (“MINSA”), a Noranda Inc. subsidiary. MINSA then joint-ventured the property with Rosario and exploration efforts consisted of soil sampling, mapping and trenching with the purpose of identifying a large, disseminated, open pit gold deposit. Changes in the Honduran tax law forced MINSA to drop the concession in 1976. Compañía Minerales de Copán, S.A. de C.V. (“Minerales de Copán”) acquired the property in January 1983 following changes in the Honduran tax laws. A 60 short tons-per-day heap leach operation was installed and 170 local residents were employed on a basic, shovel-and-wheel-barrow operation.

In 1993, Fischer-Watt Gold Company Inc. (“Fischer-Watt”) acquired an option from Minerales de Copán to further explore the property. Fischer-Watt conducted additional mapping and sampling programs with encouraging results.

In 1994, Greenstone Resources Ltd. (“Greenstone”) acquired the option from Fischer-Watt. The option was exercised in 1996 and Greenstone subsequently acquired in excess of 99% of Minerales de Copán. Feasibility studies began in 1996, and in 1997 Greenstone completed a feasibility study that evaluated mining the Water Tank Hill deposit. Proposed production was 2.1 million tonnes per annum (“Mtpa”), with the mine life estimated at seven years. The facilities were constructed to handle in excess of 3.5 Mtpa of ore and waste.

Following review and approval of the Environmental Impact Assessment (“EIA”) for the mine, Greenstone Minera de Honduras, S.A. de C.V., Greenstone’s wholly-owned Honduran subsidiary company, received the mining permit on December 9, 1998 and began mining in early 1999. Their first shipment of gold was on March 30, 1999. Due to cash flow problems within Greenstone, mining and crushing operations ceased at the Mine in mid-December 1999.

Greenstone subsequently defaulted of its obligations to its secured creditor, the Honduran Bank, Banco Atlántida, and the property rights and obligations associated with the mine were transferred to Banco Atlántida. Banco Atlántida formed Minosa to own and operate the Mine and on June 26, 2000 Banco Atlántida’s real estate branch provided a bridge loan to Minosa for operations to resume. RNC Gold Inc. (“RNC”) was retained to provide management services to Minosa, and mining operations resumed in early August 2000 at the Water Tank Hill deposit. The Water Tank Hill pit was depleted in early 2003 and production commenced in the East Ledge pit in March 2003.

On September 7, 2005, RNC purchased 100% of the Mine through the acquisition of 100% of Minosa. On February 28, 2006, Yamana Gold Inc. (“Yamana”) acquired RNC and a 100% beneficial interest in Minosa, which was then acquired by Aura on August 25, 2009.

A summary of the historical and recent production at the Project by year is set out in Table 1-1 below.

Table 1-1. Historical and Recent Production

Year	Ore Leached Tonnes	Grade Au g/t	Gold Recovered (Oz)	Silver Recovered (Oz)
1983	21,480	-	-	-

1984	22,459	2.12	1,388	575
1985	22,332	2.46	1,433	636
1986	29,120	3.08	2,510	750
1987	40,178	2.46	2,710	806
1988	56,154	2.21	2,957	803
1989	76,209	1.87	3,406	1,247
1990	105,598	1.37	3,495	1,120
1991	133,084	1.93	4,813	1,385
1992	129,647	1.09	3,737	944
1993	138,766	1.15	4,607	1,100
1994	138,083	1.06	4,291	739
1995	130,956	0.93	3,482	708
1996	127,801	1.21	4,504	1,242
1997	42,885	0.87	1,048	262
1998	-	-	-	-
1999	1,357,544	2.04	42,455	44,392
2000	-	-	6,006	7,477
2000	719,631	1.85	17,508	22,841
2001	2,289,276	1.75	105,998	131,201
2002	3,378,116	1.09	99,064	108,694
2003	2,891,890	0.63	50,795	35,421
2004	3,793,870	0.69	65,032	18,502
2005	3,392,092	0.72	61,236	16,488
2006	3,732,049	0.70	70,779	-
2007	2,910,904	0.52	51,240	34,992
2008	3,567,279	0.58	47,761	17,636
2009	4,530,009	0.68	68,372	34,406
2010	4,913,900	0.70	70,641	52,394
2011	4,312,947	0.68	60,871	38,208
2012	4,372,598	0.61	59,751	41,487
2013	5,370,142	0.58	63,811	34,765

Geology and Mineralization

The gold deposits at the Mine are hosted within Tertiary-aged felsic volcanic flows, tuffs and agglomerates, thick inter-bedded silica breccias, primarily containing volcanic fragments and tuffaceous sandstones. These volcanic units occur on the south (hanging wall side) of the San Andrés Fault. The fault strikes west-east and dips at 60° to 70° south and it marks the northern boundary of the Water Tank Hill and East Ledge pits. The fault forms the contact between the Permian phyllites (metasediments) to the north and the volcanic units on the south. Mineralisation within the phyllites is limited to the Buffa Zone where quartz carbonate veining proximal to the San Andrés Fault. South of the Mine area, where there is no alteration, the volcanic and sedimentary rocks have a distinctive hematite brick red color but, in the Mine area, they have been bleached to light buff yellow and grey colors due to alteration. The younger volcanic and sedimentary units typically have a shallow to moderate southerly dip and thicken to the south of the Mine area.

Structurally, the Mine area is transected by a series of sub-parallel, west to northeast-striking faults that are typically steeply dipping to the south and by numerous north and northwest-striking normal faults and extension fractures. The most prominent fault of the first set is the San Andrés Fault. The San Andrés Fault is parallel to, and coeval with, a major set of west to north-northeast trending strike-slip faults that form the Motagua Suture Zone, which is continuous with the Cayman Trough. The Motagua Suture Zone and the Cayman Trough result from the movement between the North American plate and the Caribbean plate. The direction of movement along these strike-slip faults, including the San Andrés Fault, is left lateral.

The normal faults and extension fractures occur within the volcanic and sedimentary units on the south side of the San Andrés Fault. Average strike of these structures is N25°W; dip is 50° to 80° to the southwest and northeast, forming grabens where the strata are locally offset. These faults and fractures are generally filled with banded quartz and blade calcite and have formed focal points for the alteration and mineralisation fluids within the Mine area. These extensional structures are distributed over a wide area, from the East Ledge open pit to Quebrada Del Agua Caliente, approximately 1,500 m to the east, and from the San Andrés Fault, for at least 1,200 m south and are coeval with the strike-slip faults.

There are abundant occurrences of hot springs throughout Honduras and hot springs occur within the immediate vicinity of the Mine. These geothermal systems are most likely caused by thin crust and high regional heat flow resulting from the rifting associated with the Suture Zone. The hot springs are neutral to alkaline in pH and range in temperature from 120°C to 225°C. The high-temperature springs are currently depositing silica sinter with cooling. Structurally, the hot springs are associated with the northwest-trending extensional faults and fractures.

The San Andrés deposit is classified as an epithermal gold deposit associated with extension structures within tectonic rift settings. These deposits commonly contain gold and silver mineralization, which is associated with banded quartz veins. At the Mine, however, silver does not occur in significant economic quantities. Gold occurs in quartz veins predominantly comprised of colloform banded quartz (generally chalcedony with lesser amounts of fine comb quartz, adularia, dark carbonate, and sulphide material). The gold mineralization is deposited as a result of the cooling and interaction of hydrothermal fluids with groundwater and the host rocks. The hydrothermal fluids may have migrated some distance from the source; however, there is no clear evidence at the Mine that the fluids or portions of the fluids have been derived from magmatic intrusions.

The rocks hosting the San Andrés deposit have been oxidized near surface as a result of weathering. The zone of oxidation varies in depth from 10 m to more than 100 m. The zone of oxidation is generally thicker in the East Ledge deposit compared to the Twin Hills deposit.

In the oxide zone, the pyrite has been altered to an iron oxide such as hematite, goethite, or jarosite. The oxide zone generally overlies a zone of partial oxidation, called the mixed zone, which consists of both oxidized and sulphide material. The mixed zone may not occur continuously, but where it is present, it reaches thicknesses of over 50 m. below the zone of oxidation; the gold is commonly associated with sulphide minerals such as pyrite. The sulphide, or “fresh”, zone lies below the mixed zone.

The gold contained in the oxide zone is amenable to extraction by heap leaching using a weak cyanide solution. The gold recovery is reduced in the mixed zone as a result of the presence of sulphide minerals and the gold cannot currently be recovered economically from the sulphide zone by heap leaching. The estimated metal recovery by leaching from each zone is discussed in Section 17 of the Report.

High clay content in the ore, resulting from alteration, is detrimental to the heap leaching process because of reduced through-put rates in the crushing plant and reduced permeability in the heap leach operation. This poor leaching situation is resolved by agglomerating the crushed ore by adding cement to increase the permeability of the heap prior to leaching.

Based on metallurgical studies, the gold is primarily contained in electrum as fine-grained particles. The particle size of the electrum grains varied from 1 micron (“µ”) x 1 µ up to 10 µ x 133 µ. One native gold grain was noted. The silver generally occurs at about the same grade as gold and the correlation between silver and gold is low at 0.24. Silver is not considered important because of the lower price for silver compared to gold and the lower metal recovery of silver.

Exploration, Drilling, Sampling, Analysis, and Data Verification

Since the acquisition of Minosa by Aura on August 25, 2009, exploration activities conducted at the Project by Minosa personnel consists of property scale mapping, road cut channel sampling and a limited reverse circulation (“RC”) drilling program in the Twin Hills Pit. During 2012, a new RC drilling programme was commenced in the Cerro Cortez and Cemetery areas for improving Mineral Resource and Mineral Reserve definition, this programme continued throughout 2013.

The following is a summary of exploration activities carried out at the Project by previous owners.

The drill hole database for the Mine, including condemnation drilling and drilling conducted prior to 1994 on the Water Tank Hill, consists of 740 drill holes for a total of 100,365 m.

Aerial photography was flown over the Project on March 31, 1996 by Hansa Luftild German Air Surveys of Munster, Germany. The aerial photographs were ortho corrected using seven ground control points and digital topographic maps with two-metre contour intervals created by Eagle Mapping Services Ltd. of Vancouver, British Columbia, Canada. The digital topography was used by Minosa in the design of the East Ledge and Twin Hills block models and resulting pit designs.

During 1997 and 1998 Greenstone carried out geological mapping and sampling that collected 1,700 bedrock channel samples from road cuts and outcrop exposures on the property. The results of this work helped to develop the geological model, define mineralized zones and define drill targets. As well, Quantec IP Inc. of Toronto, Ontario, Canada conducted induced polarization and magnetometer geophysical surveys consisting of 27.7 km, with readings at 12.5 m stations along lines 50 m apart, covering the Project from Water Tank Hill to south of Twin Hills and to the east over Cortez Ridge inside the San Andrés concession. The surveys identified four targets, three in a north to south corridor between Cerro Cortez and Twin Hills and a fourth located south of Water Tank Hill. Two of the targets have been mined and the third was drilled by Greenstone (SC-034) and intersected mineralization from surface to a depth of 50 m with individual sample grades up to 3.26 g/t Au with the remainder of the hole relatively barren. The fourth target on the east side of Cerro Cortez has not been drilled.

Geological mapping at 1:1,000 scales was conducted on the 1,150 m bench level of the Water Tank Hill pit in 2001. Mapping of the East Ledge pit high wall was conducted between the 1,120 m and 1,060 m elevations (11 benches) as the East Ledge pit was advanced from July through December 2004. The results of the mapping were used to assess the mineralization controls and the structural complexities of the deposit as well as for use in the geotechnical monitoring of the East Ledge Pit high wall. Geotechnical monitoring and geological mapping are continuing.

Drilling was initially carried out on the Water Tank Hill area because of the historical production from the area. The Twin Hills deposit was discovered in 1994 and the East Ledge deposit was discovered in 2001. Most of the drilling at the Project has been RC drilling.

Geological mapping and channel samples were completed in adjacent areas in 2010 and 2011 along with a RC drilling programme. Drilling targeted the Twin Hill South, Banana Ridge, Fault A, Cerro Cortez, Zona Buffa and Agua Caliente areas, totaling 6,209 m. The exploration program helped to develop the geological model and define future targets for infill drilling.

In 2012 and 2013, the RC drilling campaign conducted by Minosa was largely focused in Cerro Cortez and Cemetery areas.

A summary of the historical drilling at the Project by year and by drilling method is set out in
Table 1-2 below.

Table 1-2. Summary of the Historical Drilling at the San Andrés Project

Company	Year	RC Holes		Core Holes		Total
		No. of Holes	Metres	No. of Holes	Metres	No. of Holes	Metres
Fischer-Watt	EX-1992	22	2,717.40			22	2,717.40
Greenstone	EX-1994	63	5,008.30			63	5,008.30
	EX-1996	41	5,920.50			41	5,920.50
	EX-1997	101	11,601.40	9	1,323.5	110	12,924.90
	EX-1998	150	18,437.90	37	4536	187	22,973.90
Minosa	EX-2001	15	1,674.00			15	1,674.00
	EX-2002	49	6,306.50			49	6,306.50
	EX-2005	25	2,280.00			25	2,280.00
Minosa-Yamana	EX-2006	113	17,639.20	12	2,566.1	125	20,205.30
	EX-2007	59	8,316.10	28	6,253.4	87	14,569.50
	EX-2008	12	1,900.10	22	4,838.8	34	6,738.90
Minosa-Aura	EX-2010/2011	64	3,508.20			64	3,508.20
	SA-2010	9	426.8			9	426.8
	EX-2012	64	8,014.70			64	8,014.70
	SA-2012	21	853			21	853
	EX-2013	75	8,805.70			75	8,805.70
	SA-2013	22	1,400.6			22	1,400.60
	Total	905	104,810.30	108	19,517.8	1013	124,328.1

The RC and core drilling programs were designed to sample the entire oxide and mixed zones. Holes were generally drilled from 150 m to 200 m in depth and stopped in the sulphide zone. Some holes were drilled to sample the sulphide mineralization.

The RC sample collection procedures have been documented by Chlumsky, Armbrust, & Meyer L.L.C. (“CAM”) (Armbrust et al., 2005) and by Scott Wilson RPA (2007). Samples were collected continuously from the collar to the end of the hole at 1.5 m intervals. The weight of the drill cuttings was measured and then the sample was split using a Gilson splitter and reduced to two samples of approximately 5 kg each and retained in poly bags marked with the sequence number, hole number and depth. One sample was then transported to the Mine assay lab for sample preparation and the other sample was sent to a secure storage facility for future reference. Every 20th sample was split for a duplicate assay check. All sampling was carried out by Company employees. A QA/QC program consisted of the use of duplicate samples, standards, and blanks. These QA/QC samples were inserted to assess the sample accuracy, the assay accuracy and to determine if there was cross contamination between samples.

At the San Andrés lab, the RC samples were recorded in a sample book, oven dried at 60°C, then crushed using a jaw crusher to approximately minus ¼-inch and a 50 g to 60 g subsample split was taken using a riffle splitter. The subsample was pulverized in a ring-mill pulveriser to 90% passing a 150 mesh screen. The pulverized sample or pulp was rolled and a sample was split off for fire assay. The pulps were packaged in plastic bags and then transported from the Mine site to Minosa offices in Santa Rosa de Copán and then shipped using an independent courier service to CAS de Honduras, S. de R.L. laboratory in Tegucigalpa (“CAS”).

The samples collected for the 2012 and 2013 drilling campaign were prepped and assayed on site using the site lab with regular check samples sent to an independent lab operated by Inspectorate America Corporate (“Inspectorate”). Samples were shipped to the Inspectorate prep-laboratory in Guatemala for sample preparation and then to Reno, USA for analysis.

Core sample intervals were determined by the geologist, and were based on changes in rock type or structure, and ranged in length from 0.5 m up to 3.0 m. The sample intervals were clearly marked on the core prior to splitting. The core was sawn in half with a diamond saw, with one half being retained for reference and the other being submitted for sample preparation and assay. All sampling was conducted by Company employees. The sawn core samples were then transported from the Mine site to the Company offices in Santa Rosa de Copán and then shipped using an independent courier service to CAS.

Several different North American laboratories were used to assay the San Andrés samples, with the exception of the East Ledge drilling program by Minosa in 2001, 2002 and 2012 and Twin Hills and Cerro Cortez programs between 2010 and 2012, where the samples were analyzed in the Mine on-site lab. Fischer-Watt used American Assay Lab in Sparks, Nevada, USA during their 1992 drilling program. Greenstone started out by using Chemex Labs (“Chemex”) located in Mississauga, Ontario, Canada, but switched to Barringer Assay Lab in Reno, Nevada, USA (“Barringer”) in January 1998 (starting with RC hole SA-232 and core hole SC-5). In April 1997, a new procedure was initiated to reduce air freight costs where all samples were submitted first to McClelland labs in Tegucigalpa, Honduras, for partial sample preparation. At McClelland, the five kilogram samples were dried, crushed to -10 mesh and an 800 g to 1,000 g subsample produced. The subsample was then forwarded to a North American assay lab for final sample preparation and assay analysis.

All samples were analyzed for gold and most samples were analyzed for silver by fire assay methods with an atomic absorption spectroscopy (“AA”) finish using a 29.162 g (1 assay-ton) sample. Except for the very early work (i.e., Fischer-Watt program), metal values were reported in g/t Au. All original assay certificates are on file on site.

The sample preparation and analytical procedures at both McClelland and the North American assay labs follow industry standards. The sample was dried in an oven at 60 °C, and then crushed to approximately -10 micron mesh. The crusher yielded a product where greater than 80% of the sample passed through a -10 micron mesh screen. A 200-400 g sub-sample was split off using a Jones Riffle Splitter, and the remaining portion of the -10 micron mesh reject was bagged and saved. The 200-400 g split was pulverized in a ring and puck pulveriser. The specification for this procedure was at least 90% passing a -150 micron mesh screen. The pulverized sample (pulp) was rolled on a rolling cloth until fully homogenized and a 29.166 g (1 assay-ton) sample was split off for fire-assay.

Gold analysis was done by fire-assay with an AA finish. The sample was fused with a natural flux inquarted with 4 mg of gold-free silver and then cupelled. Silver beads were digested for 90 minutes in nitric acid to remove the silver, and then 3 ml of hydrochloric acid was added to digest the gold into solution.

The samples were cooled, made to a volume of 10 ml, homogenized and analyzed by AA for gold. Silver analysis was performed on a prepared sample that was digested in a hot nitric-hydrochloric acid mixture, taken to dryness, cooled and then transferred into a 250 ml volumetric flask. The final matrix was 25% hydrochloric acid. The solutions were then analyzed by AA.

Metallurgical Testing

The East Ledge deposit was assessed using bottle roll tests. Although bottle roll tests provide an indication that the ore is amenable to heap leaching, the tests do not provide quantitative estimates of the percent recovery. In the case of the East Ledge deposit, the recovery factors are based on production results. Historical production results between January 2003 and September 2007 indicate an overall recovery from the East Ledge deposit of 84%.

The Twin Hills deposit was assessed using a combination of bottle roll and column tests. Overall, column leach test data indicates that the Twin Hills bulk oxidized ore is readily amenable to heap leaching. Recoveries of 86.5%, 87.5%, and 87.2% in 68 days of cyanide solution contact were achieved from samples with a P80 of 3 inch, 1 inch, and ½ inch, respectively. Gold recovery rates were fairly rapid for all feed sizes, and extraction was substantially complete in 10 to 15 days of leaching. Additional gold was extracted after 15 days, but at a much lower rate.

Although the column test on the mixed zone from the East Ledge pit indicated a gold recovery of 43%, the test was conducted on coarse material (P80 of 2.5 inch) which predominantly consisted of fresh (sulphide) material. Additional column testing of material from the Twin Hills Pit of both clay type and rocky type mixed ores indicated recoveries ranging between 49% and 75% for ore crushed to a P80 of 3 inch.

Both the oxide and mixed ore recoveries are confirmed by historical production records, which show that between 2009 and 2013 approximately 6 Mt of mixed ore from the Twin Hills deposit was treated with a resultant recovery ranging from 73% to 82% for the oxide ore, and from 40% to 62% for the mixed ore.

Based on the bottle roll and column tests on the mixed zone at Twin Hills, and historical production records, a gold recovery of 57% and 76% for mixed ore and oxide ore respectively has been used for Mineral Reserve and Mineral Resource estimation and mine economics.

Although the test results indicated gold recoveries higher than 76%, at this stage, for the purposes of the Mineral Reserve estimate, Aura considers the 76% factor appropriate for the oxide zone.

The gold recovery based on production estimates for 2001 through 2013, is shown in Table 1-3.

Table 1-3. Gold Recovery Production1

Period	Ounces to Pad	Ounces Recovered	% Recovery
2001	128,645	105,998	82.4

2002	117,015	99,064	84.6
2003	58,800	50,795	86.4
2004	83,877	65,032	77.5
2005	78,231	61,236	78.7
2006	83,625	70,779	84.6
2007	49,068	51,240	104.4
2008	66,988	47,761	71.3
2009(2)	98,843	68,372	68.5
2010	110,518	70,641	63.9
2011	94,140	60,871	64.7
2012	86,292	59,751	69.2
2013	103,085	63,811(3)	61.9(3)

Note: Prior to February 2006, production was by RNC Gold Inc.

1. – From internal production data sheets

2. – Between 2009 and 2013, 6 Mt Ore from Mixed Zone Stacked and Leached.

3. – Due to labour strikes, most of the gold leached in December was not refined (effectively recovered in 2013).

A portion of the Mineral Reserves, located between, and adjacent to, the East Ledge and Twin Hills deposits, has not yet been tested. However, the geological setting and the style of mineralization are similar and the authors believe the recovery factor is consistent with what has been found to date.

As part of on-going leaching tests on the mixed zone, Aura has started the hot soluble cyanide gold assay procedure for both production blast hole assays and plant metallurgical control. This assay technique provides an excellent guide as to the degree of oxidation of the gold mineralization and its potential recovery.

Mineral Resources and Mineral Reserves

The Mineral Resources for the San Andrés deposit are estimated using ordinary kriging within 11 mineralisation domains defined by detailed geological modelling and reported by oxide, mixed, and sulphide boundaries. The Mineral Resources are also constrained by a 200 m exclusion zone along the Agua Caliente River. The block model used blocks measuring 10 m x 10 m x 6 m. The drillhole data was composited to 1.5 m and 6 m intervals depending on domain. The estimation search strategy was oriented to align with the variograms and 2 estimation runs applied within an octant search. Variable minimum and maximum values were set depending on composite lengths. The block model was then updated using the December 31, 2012 topography to account for previously mined material.

The estimation and classification of the Mineral Resources have been prepared in accordance with both Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practice Guidelines and NI 43-101 Technical Reporting standards. The classification of the Mineral Resources is based on two considerations, the search radius influence and a resource limit based on an optimized pit using a US$2,000/oz gold price.

The December 31, 2013 Mineral Resources estimated by Aura total 104.8 Mt of Measured and Indicated Mineral Resources at an average grade of approximately 0.49 g/t gold grade and Inferred Mineral Resource of 4.3 Mt at an average grade of 0.49 g/t gold grade, using a long term US$1,600 gold price and a 0.23 g/t Au cut-off for oxide and a 0.30 g/t cut-off for mixed material. The Mineral Resources pit shell optimization did not consider any sulphide material. Note that the Mineral Resources are inclusive of Mineral Reserves. Also note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 1-4 sets out the estimated Mineral Resources for the Mine as of December 31, 2013.

Table 1-4. December 31, 2013 Mineral Resource Estimate*

Resources Category	Oxide			Mixed			Total
	Tonne (t)'000	Au (g/t)	Oz' 000	Tonne (t)'000	Au (g/t)	Oz' 000	Tonne (t)'000	Au (g/t)	Oz '000
Measured	13,424	0.46	199	2,814	0.59	54	16,238	0.48	252
Indicated	63,201	0.47	945	25,402	0.57	462	88,603	0.49	1,407
Measured + Indicated	76,625	0.47	1,144	28,216	0.57	516	104,841	0.49	1,660
Inferred	3,319	0.42	45	1,029	0.74	24	4,348	0.49	69

Note*:

1.     The Mineral Resources estimate is based on optimized shell using $1,600/oz gold.

2.     The cut-off grade used was 0.23 g/t for oxide material and 0.30 g/t for mixed material.

3.     Contained metal figures may not add due to rounding.

4.     Surface topography as of December 31, 2013, and a 200m river offset restrictions have been imposed.

5.     Mineral Resources are inclusive of Mineral Reserves.

6.     The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

The estimate of Mineral Reserves is based on a long range mine plan and plant production schedule developed by Aura. The economic criteria using the Lerches-Grossman algorithm for pit limit evaluations, including process recoveries and operating costs are provided in Table 1-5.

Table 1-5. Economic and Geometric Criteria

Pit and Cost Parameters
Bench height (m)	6
Road width (m)	18
Overall Pit Slope (°)	Varies: 41 - 49
Bench face angle (°)	Varies : 65 – 70
Minimum pit bottom (m)	20
Berm width (m)	3.8
Ramp slope (%)	10
Gold Price (US$/oz)	1,300
Oxide recovery (%)	76
Mixed recovery (%)	57
Mining cost (US$/t)	2.41
Processing cost (US$/t)*	6.49
G & A cost (US$/t)	1.75

Note*– Includes maintenance costs

The December 31, 2013 Mineral Reserves estimated by Aura total 68.1 Mt of Proven and Probable Mineral Reserves at an average grade of 0.52 g/t Au. Table 1-6 summarizes the Proven and Probable Mineral Reserves for the Mine estimated using a long term cut-off grade using a $1,300/oz gold price of 0.28 g/t Au for oxide material and a cut-off grade of 0.37 g/t Au used for the mixed material as of December 31, 2013.

Table 1-6. December 31, 2013 Mineral Reserves Estimate*

Mineral Reserve Category	Oxide			Mixed			Total Material
	Tonne (t)'000	Au (g/t)	Oz' 000	Tonne (t)'000	Au (g/t)	Oz' 000	Tonne (t)'000	Au (g/t)	Oz '000
Proven	12,369	0.48	190	2,346	0.63	47	14,714	0.50	237
Probable	43,838	0.50	702	9,549	0.62	190	53,388	0.52	892

Proven + Probable	56,207	0.49	892	11,895	0.62	238	68,102	0.52	1,129

Note*:

The Mineral Reserves estimate is based on an optimized pit, which has been made operational, using $1,300/oz gold.

The cut-off grade used was 0.28 g/t for oxide material and 0.37 g/t for mixed material.

Contained metal figures may not add due to rounding.

Surface topography as of December 31, 2013.

The Authors note that the Mineral Reserves are estimated in accordance with the CIM definitions and are considered to be NI 43-101 compliant. The reported Mineral Reserve estimate is reasonable for the remaining LOM Plan.

The Proven and Probable Mineral Reserves at the Mine contain approximately 1,129,400 oz of gold in 68 Mt of ore, sufficient for ten years of mine life at a calculated average production rate of approximately 7 Mt of ore per year. The Mine hosts a large Mineral Resource, and has had a good history of conversion of Mineral Resources into Mineral Reserves; as such there is a reasonable expectation that conversion of existing Mineral Resources into Mineral Reserves will extend the mine life beyond the current 10 years.

Mining and Processing

Mining at San Andrés is by conventional open pit methods. Historical production rates for the years 2009 to 2013 averaged approximately 13,000 t of ore and 10,000 t of waste produced daily with generally continuous mining 24 hours a day for 360 days per year. Operating phases (push-backs) have been designed to support the Mine production from initial topography of December 31, 2012.

The San Andrés Mine is anticipating a material expansion in ore throughput from approximately 5Mtpa to 7Mtpa. This expansion was justified by the improved incremental economics with modest capital investment.

Mine production utilizes conventional drill and blasting methods with excavation on 6m high benches. Blasted material is then loaded via shovels and excavators onto haul trucks and is hauled to one of two jaw crushers utilizing a contract haul fleet. All of the ore is processed through a two stage crushing circuit and transported on conveyors before being stacked as the final product sized at 80% passing 2.5 inches. The crushing and conveying circuit is designed for a nominal capacity of 1,100 t/h, which is adequate for the expanded production rate if operating at approximately 74% overall utilisation rate. For the expansion, most of the capital investment is applied to improve the secondary screening and crushing plant in order to consistently achieve or exceed 74% utilisation factor.

After the ore has been crushed it is treated with 2.5 to 4.0 kg/t of cement and 1.5 to 3.5 kg/t of lime before reaching the agglomerators where the ore is retained and mixed while adding an intermediate process solution to achieve the optimum moisture of 18%. The process solution contains up to 400 ppm cyanide solution.

The Mine production schedule was generated based on the December 31, 2013 Mineral Reserves within the designed pit phases and has considered restrictions of the planned waste dumps, previously mined areas and the cemetery. The detailed 2014 mine schedule is summarized by year in Table 1-7.

Table 1-7. Life of Mine Schedule

Year	Oxide Ore			Mixed Ore			Total Ore			Waste
	Tonne (t)'000	Oxide Gold Grade (g/t)	Gold Oz' 000	Tonne (t)'000	Mixed Gold Grade (g/t)	Oz' 000	Tonne (t)'000	Total Gold Grade (g/t)	Gold Oz '000	Tonne (t) ‘000	W/O
2014	6,333	0.47	97	0	0.00	0	6,333	0.47	97	3,986	0.63
2015	7,046	0.47	106	7	0.47	0	7,053	0.47	106	3,313	0.47
2016	6,582	0.49	103	449	0.59	9	7,030	0.49	112	5,363	0.76
2017	6,107	0.52	102	914	0.61	18	7,021	0.53	119	5,783	0.82
2018	6,839	0.47	102	263	0.62	5	7,102	0.47	108	6,741	0.95
2019	5,415	0.51	89	1,498	0.74	35	6,913	0.56	124	5,115	0.74

2020	4,207	0.51	69	2,894	0.56	52	7,101	0.53	121	3,075	0.43
2021	2,650	0.48	41	4,398	0.63	89	7,048	0.57	130	4,912	0.70
2022	6,080	0.49	95	707	0.61	14	6,786	0.50	109	5,739	0.85
2023	4,949	0.55	88	765	0.62	15	5,714	0.56	103	4,678	0.82
Total	56,207	0.49	892	11,895	0.62	238	68,102	0.52	1,129	48,705	0.72

The ore is stacked on the leach pad in 8 m lifts on previously leached ore that has been ripped and prepared. The ore is leached for an average of 120 days before the area is allowed to dry and prepared for the next lift. The solution used for leaching comes from the ADR plant after the cyanide concentration has been replenished.

The Mine leach pad facility is a monolithic leach pad that has been constructed in multiple phases. The first four phases of the leach pad facility were designed by the consulting firm SRK Inc., Denver, USA (“SRK”).

Production rates from the current mining operation show that Phases III & IV of the existing heap leach pad would reach full capacity by the first quarter of 2015 without additional pad space. A new leach pad facility (Phase V), designed to be hydraulically independent from the existing Phase I-IV facility, was designed by the consulting firm AMEC, Denver, USA. The Phase V facility is being constructed in stages, with the first stage completed in 2013 and the final stage to be completed during the second quarter of 2015.

The Phase V heap leach pad expansion consists of a pad with a 32 hectare footprint, which partially overlaps with existing Phases II, III, and IV located immediately south of Phase V. Phase V heap leach pad provides for approximately 12 million m3 of ore storage, or 19 million tonnes of ore capacity. The Phase V heap leach pad is considered a first stage of the potential further heap leach facility expansion. Further heap leach expansion may be constructed above or adjacent to the existing heap leach pads in the future.

Gold is recovered through the ADR plant, which has 12 carbon columns that can be configured in a two or three train configuration with a nominal capacity of 500 m³/h per train. The assay lab which processes both Mine grade control samples and process plant samples is located in the same complex as the ADR plant. The gold produced at the ADR plant is analyzed prior to shipment for refining and sale. The ADR plant is being upgraded to couple with expanded capacity. Upgrades include improvements to the carbon handling and elution circuits and the addition of a number of cathodes and anodes to the existing electrowinning cells in the refining portion of the plant.

Environmental Considerations

An environmental management plan was formulated at the request of the government of Honduras and addresses the commitments made within the five EIA’s; Water Tank Hill, Expansion Water Tank Hill (East Ledge), Twin Hills Phase II and IV, and Expansion Twin Hills; the Mitigation Contracts and recommendations issued by government agencies.

The plan defines and describes all references to the term “Best Management Practices” used in the EIA’s. Overall, the plan allows for the orderly definition of commitments made to the Honduran government and to the Company’s stakeholders for the protection of the environment and for mitigation of the potential environmental impacts caused by the construction and operation of the Project.

The management plan includes:

•	Compliance with the International Cyanide Management Code, San Andrés is a certified operator;

•	Environmental Monitoring Plan updated each year to adapt to new sampling requirements;

•	Contingency Plan was updated and reviewed in 2012. This Plan has been discussed with key personnel in the operation to ensure procedures described are appropriate according to any given situation;

•	Materials Management Plan, consisting of management of hazardous and nonhazardous materials, construction and management of facilities (i.e., land fill and ancillary facilities), education regarding good housekeeping, and organization of waste recollection and disposal;

•	Spilled Soil Management and Remediation Plan, updated in 2004, that includes the development of treatment sites and technologies to decontaminate polluted soils (i.e., bioremediation of oil polluted soils in concrete tanks). Minosa possesses a THC analysis kit to verify THC concentration.

•	Erosion Control Plan is updated every year to address yearly priorities;

•	Explosives Management Plan, designed to comply with the Honduran and U.S. explosives management regulations;

•	Surface and Underground Water Management Plan, updated in 2004;

•	Mine Waste Management Plan, updated yearly; main focus to use greater proportion of waste rock as material for contouring former mining areas;

•	Wastewater Treatment and Management Plan, updated yearly depending on the quality of the water to be treated and/or managed.

•	Health and Safety Plan, updated yearly under the commission of the Safety and Occupational Health Department. This plan consists of six main components; Occupational Clinic, program to assess the working environment, definition of required personal protection equipment, safety training program, mix health and safety Commission, health and safety surveillance.

•	Reforestation Plan, updated in 2009 (the original plan was approved by COHDEFOR), the 2009 plan is pending approval by Forestry Conservation Institute (“ICF”) and its implementation is the responsibility of a forestry engineer.

•	A Conceptual Reclamation and Closure Plan is in place together with the International Financial Reporting Standards calculations.

•	Plan of Sewage and Potable Water Management implemented in 2002.

•	Plan to encapsulate AMD (Acid Mine Drainage) potential with inert waste implemented in 2004 and reviewed periodically.

The communities within the direct area of Mine influence have had a number of minor protests against Minosa and the Mine during late 2013 and early 2014. The protests have been settled through active engagement but have resulted in production stoppages, and or have prevented the delivery of goods and equipment, but have not negatively impacted the Mine’s forecasted production.

Economic Considerations

The principal commodities mined at the Mine are freely traded, at prices that are widely published, so the sale of any production is not a material concern to Aura.

A post-tax cash flow model has been developed by Aura from the LOM production schedule, capital and operating cost estimates, and NSR’s using $1,300/oz gold price. A review by Aura of the cash flow projections has found the after tax cash flow is positive, supporting the Mineral Reserve designation.

The sensitivity analysis has been completed that examined gold price, capital and operating costs ranging from +10 to -10%. The sensitivity analysis has been reviewed by Aura and it is concluded that when the gold price is reduced by 10%, or operating costs increase by 10%, or the capital costs increase by 10% the net present value remains positive.

Conclusions and Recommendations

Aura has prepared a Report compliant with NI 43-101 on the updated Mineral Resources and Mineral Reserves pertaining to its San Andrés Mine, located in the municipality of La Unión, in the Department of Copán, Honduras. The Project’s mineral rights are owned by Minosa, a wholly-owned indirect subsidiary of Aura. The update became necessary due to the additional Mineral Resources and Mineral Reserves in connection with the Mine expansion plan, prepared by Aura.

The reported Mineral Reserve estimate is reasonable for the remaining LOM Plan.

The Authors recommend the following:

•	A metallurgical study on the Zona Buffa Mineral Resources to determine leach recovery for inclusion of these resources into reserves. The approximate cost of this study is $5,000;

•	As mining progresses, continued reconciliation needs to be reviewed and if parameters change, an update of the Mine plan should be developed;

•	Operating costs should be reviewed on a regular basis to ensure operating cut-offs remain valid;

•	The recovery rate for oxide, mixed and blends containing these types of ore should continue to be monitored and compared to equivalent column tests. It is also recommended that the on-going program of column tests (performed at site) is expanded for investigations of future production in accordance to the new Mine plan;

•	Additional specific gravity measurements should be conducted on mixed zone material to determine an appropriate specific gravity that can be incorporated into the block model. This is estimated to cost $25,000; and

•	That the operation continues with the QA/QC programme on the exploration and the production blast hole sampling to ensure that a comprehensive data set is obtained for future estimates, which yearly is estimated to be $15,000.

•	Exploration of the Aguas Calientes and Banana Ridge areas, where there are a number of high grade intercepts is likely to see significant expansion to the resources and reserves.

Ernesto/Pau-a-Pique MINE

On April 30, 2015 the Company announced that it entered into an agreement with Serra da Borda Mineração e Metalurgia S.A. (“SBMM”) a company affiliated with Yamana Gold Inc. (“Yamana”) to acquire, upon completion of certain conditions, the assets and liabilities of the Ernesto/Pau-a-Pique Project  (the “Project”) located in the southwest of Mato Grosso state, near Pontes e Lacerda in Brazil.

The completion of the acquisition was subject to the receipt of regulatory approvals in Brazil including both antitrust and national defense regulatory requirements (the “regulatory approval period”). During the regulatory approval period, additional feasibility work was completed on the Project including infill drilling and metallurgical test work to better define the mineral resources and refine both the mine design and planning.  Pursuant to the acquisition agreement dated April 30, 2015 (the “EPP Agreement”), as consideration for the Project, the Company issued to Yamana: (i) 2,000,000 common shares of the Company at a deemed value equal to the closing price of the common shares of the Company on the day prior to closing; (ii) 3,500,000 common share purchase warrants of the Company at an exercise price equal to a 100% premium over the 20 day VWAP of the Company's common shares based on the period prior to closing and exercisable for 36 months from the date of issuance; and (iii) a 2% net smelter returns royalty on gold ounces produced from the Project with respect to up to 1,000,000 collective ounces of gold, and thereafter, a 1% net smelter returns royalty on gold ounces produced from the Project.

In order to facilitate the acquisition, during the regulatory approval period, Yamana made available a working capital facility to SBMM of up to approximately USD$9,000,000 (the “Working Capital Facility”) to be invested in the capital requirements of the Project. The Working Capital Facility is expected to be repaid with the initial free cash flow from the Project or will be payable in full within 36 months from the date of the EPP Agreement and was assumed by the Company upon completion of the acquisition. Should the Project not enter into production and the Company not have sufficient funds to repay the Working Capital Facility on the due date, such amount outstanding will, at the option of Yamana, be converted into common shares of the Company at a 10% discount over the 20 day VWAP of the Company's common shares based on the period prior to the due date. At no point in time may Yamana own, beneficially or otherwise, greater than 19.9% of the issued and outstanding common shares of the Company, which calculation is to include the warrants issuable to Yamana.

Readers are encouraged to read the technical report dated January 13, 2017, with an effective date of July 31, 2016, and entitled “Feasibility Study and Technical Report on the EPP Project, Mato Grosso, Brazil” prepared for Aura Minerals by a group of third-party consultants including P&E Mining Consultants Inc., MCB Brazil and Knight Piesold Ltd. (the “EPP Technical Report”) from which the disclosure in this AIF has been derived.

The EPP Technical Report is subject to the assumptions, qualifications and procedures described in the report, as applicable, and readers are encouraged to read the report in its entirety. A copy of the report may be found on the Company’s profile on SEDAR at www.sedar.com

In addition to information contained in the EPP Technical Report, the Company has updated its Mineral Reserves and Mineral Resources for the Lavrinha open pit mine as follows. In the aggregate, the Company does not deem the changes in the Mineral Reserves and Mineral Resources as material but is presenting the information to include fulsome disclosure.

Mineral Reserves. The Company estimates that the Mineral Reserves at the Lavrinha mine, as at December 31, 2016 are as follows:

Mineral Reserve Category *	Tonnes (000)	Gold Grade (g/t)	Contained Ounces (000)
Proven	66,000	1.54	3,270
Probable	1,102,920	1.52	53,900
Total Proven and Probable	1,168,920	1.52	57,170

Notes*

1.	The Mineral Reserves estimate is based on a designed pit, which has been made operational using $1,100/oz gold.
2.	Mineral Reserve was estimated at a cut-off grade of 0.60 g/t Au and applying 35 % dilution factor.
3.	Bulk density average of 2.78 was used.
4.	Contained metal figures may not add due to rounding.
5.	Surface Topography as of December 31, 2016.
6.	Mineral Reserve estimates for Lavrinha were reviewed and audited in 2016 by Farshid Ghazanfari, P.Geo. as a Qualified Person as that term is defined in NI 43-101.

Mineral Resources. The Company estimates that the Mineral Resources at the Lavrinha mine, as at December 31, 2016 are as follows:

Mineral Resource Category *	Tonnes (000)	Gold Grade (g/t)	Contained Ounces (000)
Measured	67,000	2.34	5,040
Indicated	1,144,350	2.28	83,740
Total Measured and Indicated Resources	1,211,350	2.28	88,780
Inferred	282,000	2.49	22,600

Notes*

1.	The Mineral Resource Estimate is based on an optimized pit shell using US$1,300/oz gold and at a cut-off grade of 0.50 g/t gold. Mining costs were considered at US$2.44/t and US$1.89/t for mineralized material and waste haulage, plant processing costs of US$10.24/t and G&A of US$3,800,000 per year at a process recovery of 93%.
2.	A bulk density model based on rock type was used for volume to tonnes conversion with resources averaging2.78 tonnes/m3.
3.	Contained metal figures may not add due to rounding.
4.	Surface Topography as of December 31, 2016.
5.	Mineral Resources estimates for Lavrinha were reviewed and audited in 2016 by Farshid Ghazanfari, P.Geo. as a Qualified Person as that term is defined in NI 43-101.

The following description of the EPP Mine is the Executive Summary contained in the EPP Technical Report, which has been updated and conformed to be consistent with other disclosure within this AIF. The entire EPP Technical Report is incorporated by reference into this AIF and should be consulted for details beyond those incorporated herein.

1.1                Introduction

This report titled “Feasibility Study and Technical Report on the EPP Project, Mato Grosso, Brazil” (“Report” or “Technical Report”), was prepared to provide Aura Minerals Inc. (“Aura” or the “Company”) with a National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) Technical Report on the Ernesto/Lavrinha/Pau-a-Pique Deposits (“EPP Project” or “Project” or “Property”), located in the southwest of Mato Grosso state, near Pontes e Lacerda in Brazil. The EPP Project is 100% beneficially owned by Aura. Aura is a public company listed on the TSX, under the symbol “ORA”.

Aura, through its Brazilian subsidiaries, acquired the EPP Project from Yamana Gold Inc. (“Yamana”) in June 2016. The Project was initially studied by Yamana from 2009 to 2011, and was put into production in early 2013 until being placed on care and maintenance in late 2014.

The EPP Project is the third gold mining operation owned by Aura in this specific region of Brazil. The Company owns the operating Sao Francisco gold mine (in production since 2006) near the town of Pontes e Lacerda and owned the Sao Vicente gold mine that ceased operations in 2014 (production since 2009).

The EPP Project consists of three deposits, two that have been planned to be mined as underground operations and the third which is planned as an open pit operation. Three additional areas will be evaluated in 2017 and 2018.

•	The Lavrinha open pit and the Ernesto underground deposit are located approximately 60 kilometres ("km") south of the Company's Sao Francisco mine and 12 km south of the town of Pontes e Lacerda. The Project's process plant is located at Ernesto.
•	The Pau-a-Pique underground deposit is located approximately 47 km south of the Ernesto and Lavrinha deposits and process plant.
•	Three exploration areas (Nosde, Japones and Pombihnas) are within 5 km of the process plant.

This Report supports a systematic sequence to launch three gold mines starting with the Lavrinha open pit gold deposit, followed by the re-start of the Pau-a-Pique underground gold deposit and subsequently the development and production of the Ernesto underground gold deposit.

The purpose of this Report is to provide a NI 43-101 Feasibility Study and Technical Report (“the Report”) on the EPP Project. P&E understands that the Company may use this Report for internal decision making purposes and will be filed as required under applicable Canadian securities laws. The Report may also be used by the Company to support financings.

The current P&E Updated Mineral Resource Estimate presented in this Report has been prepared in full conformance and compliance with the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” as referred to in NI 43-101 and Form 43-101F, Standards of Disclosure for Mineral Projects and in force as of the effective date of this Report, which is July 31, 2016.

1.2                Location and Ownership

The Ernesto, Lavrinha and Pau-a-Pique gold deposits are near the town of Pontes e Lacerda, approximately 450 km west of Cuiabá, the capital of the Brazilian state of Mato Grosso. The Ernesto Deposit is approximately 12 km southeast of Pontes e Lacerda.

The Ernesto Property comprises 1,412.89 ha of 6 mining rights held (legally or beneficially) by Mineração Apoena S.A. (“Apoena”), a company wholly-owned by Aura.

On April 30, 2015, Aura announced its agreement with Serra da Borda Mineração e Metalurgia (“SBMM”), a company affiliated with Yamana, to acquire, upon completion of certain conditions, the assets and liabilities of the Project. On June 23, 2016, the Company announced that it had completed the acquisition and has assumed operation control of the Project.

Aura provided a letter dated July 31, 2016, from Ryan Goodman, VP of Legal Affairs for Aura, which states that Apoena is a wholly-owned subsidiary of the Company.

As part of the acquisition, a 2% NSR royalty is payable to Yamana on gold ounces produced from the Project with respect to up to 1,000,000 collective ounces of gold, and thereafter, a 1% NSR on gold ounces produced from the Project.

A 0.5% NSR royalty is due to each landowner (one for Ernesto/Lavrinha, and one for Pau-a--Pique), proportional to the landowner’s surface rights. The Brazilian Mining Code provides that landowners are entitled to a royalty equivalent to 50% of the royalty due the government (the Financial Compensation for Exploitation of Mineral Resources – “CFEM”). The CFEM is calculated based on net income resulting from the sales of the mineral product, deducting taxes and costs of transport and insurance. In the case of gold, the rate of CFEM is 1%, thus the landowner royalty is 0.5%.

1.3                Accessibility, climate, local resources, infrastructure

The Ernesto and Lavrinha Properties are contiguous and can be accessed from Pontes e Lacerda by the federal (Brazil) highway BR-174 for 12 km and then following 2 km of gravel and dirt roads that offer year-round access to the Project. The Pau-a-Pique Deposit is approximately 73 km by road from Pontes e Lacerda, and approximately 47 km by dirt road from Ernesto. Pontes e Lacerda is approximately 450 km west of the Mato Grosso state capital of Cuiaba.

The region hosts the hot, tropical and semi-humid climate of the Mato Grosso state in west-central Brazil. The area has two well-defined seasons: one dry winter season, usually from April to October, when the temperature averages 20°C to 22°C, and a wet season that receives large amounts of rain during November to March, with daily temperatures averaging 30°C to 43°C. Average annual precipitation is estimated at 1,440 mm.

The Ernesto Property contains a 130 tonnes per hour carbon-in-leach (“CIL”) process plant, which includes crushing, grinding and tailing facilities with power supplied from the national grid via a 12 km 138 kV transmission line from Pontes e Lacerda. The Ernesto Property also contains a gate house, administration offices, core shack, explosives storage facility, and the mined-out Ernesto open pit and waste rock storage area. The Lavrinha Property is contiguous to Ernesto and does not contain any infrastructure. The Pau-a-Pique Property contains an underground mine that was operated by Yamana until late in 2014, and surface facilities for administration and maintenance.

1.4                History

Gold was first discovered at the Aguapeí Gold Belt by Portuguese settlers in the 18th century, around 1734, and it was mined from primary colluvial, alluvial or placer deposits. The most significant primary gold deposits were discovered at places today known as Sao Francisco Xavier and São Vicente mines, Rio Galera, Santana, Nossa Senhora do Pilar, Aguapeí, Cágado, Santa Bárbara and Lavrinha. Since then, gold mining activities were interrupted due to difficulties in operation and exhaustion of alluvial deposits.

Modern gold mining began in 1984 during a second gold rush at Alto Guapore Gold Province (1984-1997). Artisanal miners, after exhaustion of alluvial and colluvial deposits, discovered several small primary gold deposits close to Pontes e Lacerda, including Japonês, Nosde, Lavrinha, Ernesto (Copacel), Pombinhas and Cantina/Serra Azul deposits.

Approximately 6,000 artisanal miners carried out a large number of small operations (including panning, small underground workings and small scale process plants) around Pontes e Lacerda, Vila Bela da Santíssima Trinidad and Porto Esperidião cities. Gold production data in this period are not accurate, but it is estimated that approximately 5-6 tonnes of gold was produced between 1990 and 1995. In 1992, these artisanal mining activities attracted the attention of several mining companies, including Copacel, Minopar, Anglo American, WMC, Madison do Brasil, TVX Gold/Paulo Abib and Mineração Santa Elina (“MSE”).

Copacel and Minopar, local mining companies, were the first and main owners of exploration permits in the Ernesto District in the early 1990s. In 1992, Anglo American and WMC carried out intensive surface geochemical surveys along the belt, mainly stream sediment sampling. In 1993, Madison do Brasil, after acquisition of exploration permits from Copacel and Minopar, carried out a diamond drilling program at Japones, Nosde, Lavrinha and Ernesto targets. In 1994, Madison do Brasil company assigned its mineral rights and transferred control of the exploration permits to TVX Gold. TVX Gold, in 1995, carried out additional drilling campaigns. In the same year TVX Gold transferred its mineral rights to MSE to capitalize on other business priorities. During this time MSE drilled nine more exploratory drill holes for a total of 1,711.77 m at the Lavrinha deposit and collected 683 samples.

1.5                Geological Setting and Deposit Types

The Pau-a-Pique and Ernesto-Lavrinha Deposits are situated in the Middle Proterozoic (ca. 1.0 Ga) Aguapeí belt, a foreland fold and thrust belt that overlies the Early Proterozoic and Middle Proterozoic terrains (Geraldes et al. 2001). The Aguapeí group in the Pau-a-Pique and Ernesto –Lavrinha areas is structurally marked by reverse faults, isoclinal folds and strong penetrative axial planar cleavage, often crenulated.

The Aguapeí Group is composed of conglomerate, sandstone (arenite) and siltstone that are unconformably deposited on the underlying basement in a braided fluvial to marine depositional environment. The metasediments occur within a fold and thrust belt that is deformed under brittle-ductile conditions and are commonly in tectonic contact with the basement. Strong hydrothermal alteration and associated gold mineralization occurs in association with the lower contact of the Aguapeí Group with the underlying basement.

In the Ernesto Deposit, the contact zone between the Aguapeí sediments and the underlying basement tonalite consists of a 5 m to 25 m thick magnetite-sericite schist unit, containing lenses and elongated bodies of quartz generally concordant with the foliation, and a 1 m to 3 m thick basal layer of intensely altered, crushed and decomposed rock. The magnetite-sericite schist apparently represents strongly altered and deformed sediment, probably a hydrothermally altered and sheared metapelite (mylonite).

The Lavrinha Deposit which is closely linked to the Ernesto Deposit has been interpreted as gold-rich quartz veins and veinlets with coarse grained pyrite occurring along shallow-dipping structure. The main difference with Ernesto is the position of the mineralization in the metasedimentary sequence. Gold mineralization is located along quartz boudins in highly sericitized rock and plunges to the north.

The Pau-a-Pique Deposit occurs in close association with the contact of the meta-tonalite basement and the overlying Aguapeí Group metasediments. The tonalite is metamorphosed with a foliated structure, but preserving the original igneous texture. The rocks are metamorphosed and deformed under lower green-schist facies conditions. Muscovite schist is developed in the contact between the metatonalites and metasediments and is an important host of mineralization. The muscovite schist has S-C structures and abundant shear bounded sigmoidal veins. The schist has a strong stretching lineation oriented at N20–50W that controls the form of the deposit and sub-surface mineralization.

The Ernesto-Lavrinha Deposits consists of gold-rich quartz veins and veinlets occurring along a relatively thick, shallow-dipping structure at the base of the metasedimentary sequence and within altered sulphidic horizons in overlying meta-arenite units. The basal structure is interpreted to be a low-angle detachment fault that has been folded and faulted together with the overlying stratigraphy. Gold mineralization is located along asymmetrical anticlines and synclines that plunge gently to the north and are cut by NW and NE-trending narrow faults. The gold mineralization occurs in three zones: Lower Trap, Middle Trap and Upper Trap.

The Lower Trap mineralized zone in Ernesto is widely developed within a mylonitic zone. The mylonitic zone is a deformed version of meta-arenite which was altered and intruded by quartz veining. The mylonitic zone often resembles a healed fault zone that developed along detachment structures. Mineralization in the Lower Trap is 130 m to 210 m wide, with an average thickness of 5 m and is more-or-less continuous for at least 1,000 m along its northern plunge direction. Alteration associated with gold mineralization within the mylonitic unit includes abundant quartz veins and veinlets with coarse-grained euhedral pyrite and medium grained bipyramidal crystalline magnetite. This alteration and mineralization occurs in mylonitic zones near the base of the detachment fault.

The Upper Trap, which is widely developed in the Lavrinha Deposit, occurs in metapelitic rocks (hematite sericite schist) in dilation zones of the intensely deformed synclinal troughs. The Upper and Intermediate traps share similar alteration and mineralization suites.

The Ernesto-Lavrinha Deposits are described as detachment-style gold deposits, where typically gold mineralization is associated with low-angle to flat detachment faults, generally with a normal (extensional) sense of movement which consistently places younger units over older units.

The Pau-a-Pique gold mineralization is associated with intense hydrothermal alteration, and correlates with the occurrence of pyrite, sulphide alteration, quartz veins and sericitization. The envelope of the mineralized zone is approximately 550 m long, maximum of 15 m thick and 400 m deep in the largest extension. In the deeper levels the most common hydrothermal alteration with gold enrichment is strong albite-anorthosic quartz veining associated with chloritization and pyrite. In the shallow levels the most pervasive alteration is silicification, represented by a strong injection of quartz veins and weaker gold enrichment. The albitic alteration probably represents deeper and hot sources of the hydrothermal feeder. The Pau-a-Pique Deposit is developed within brecciated-sheared host rocks which are strongly foliated and moderately metamorphosed and can be described as structurally controlled orogenic gold lode deposit.

1.6                Exploration

Both Ernesto and Lavrinha were subject to multiple exploration programs by Yamana from 2003 to 2013. The exploration programs carried out during this period included rock chip sampling, channel sampling, soil sampling, detailed geological mapping and diamond drilling. From 2003 to 2009 drill programs were carried out only on Ernesto’s near-mine areas including Lavrinha. From 2009 to 2013 all exploration efforts were focused on the Ernesto District including in-fill drilling of the Lavrinha Deposit. The main goals were to define higher grade mineral resources in the Ernesto near-mine target area, mainly looking for Lavrinha open pit mineral resources.

In 2015 Aura carried out detailed geological mapping of the Lavrinha Deposit focused on outlining geological, mineralized domains and alteration. During the mapping, lack of drill information near the surface extension of the mineralized shoots was identified. Aura drilled 21 diamond drill holes for a total of 997.4 m of drilling, with 845 samples analyzed by gold fire assay at the São Francisco Mine laboratory, with check assays on the mineralized intervals from field duplicates sent to SGS Laboratories.

Exploration in Pau-a-Pique was carried out by Yamana during 2005-2006 including geological, channel sampling and face sampling from mineralized zones that were exposed by Garimpeiros (artisanal miners). Chip sampling was conducted to identify lithology and alteration. A total of 600 chips, soil and trench samples were taken in 2008.

1.7                Drilling

11,128 m of drilling was conducted on the Ernesto mineral resource area by Yamana in 2005. In 2006, a further 7,777 m of diamond drilling was done on the Property, focusing on targets near the resource area, and included a few exploration holes. Yamana drilled 29 holes totalling 2,820 m in 2009.

In 2015, 3,076.2 m of drilling from 21 holes was conducted on the Ernesto resource area by Aura focusing only on the Lower Trap where resources were deemed to be potentially suitable for an underground operation. From these 21 holes, 15 holes were in-fill drilling to delineate existing resources and 6 other holes were geotechnical holes to assess the geotechnical characteristics of host rocks for a possible underground operation. The in-fill drilling focused on the centre of the Lower Trap deposit where the majority of previous drilling was concentrated and required limited drilling to upgrade Inferred mineral resources to the Indicated category and to provide increased confidence in the resource classification.

Yamana conducted exploration drilling on the Lavrinha Property in 2010 and 2011. 28 drill holes, totalling approximately 5,200 m were advanced surrounding the artisanal mining shafts in order to add mineral resources. In 2013, 55 drill holes totaled 10,013.13 m of diamond drilling, with 9,446 samples analyzed for gold using fire assay at ALS Chemex Laboratories, and 318 bulk density determinations were made.

In 2014, a Yamana drilling campaign at Lavrinha consisted of a total of 78 drill holes for 8,145.11 m of diamond drilling, and 5,916 samples were analyzed by gold fire assay. 48 drill holes for 4,781.31 m and 3,642 samples were analyzed at ALS Chemex Laboratories by Yamana in 2014. The remaining 30 drill holes for 3,363.80 m and 2,274 samples were analyzed by Aura in 2015 at SGS Laboratories.

In 2015 Aura identified a lack of drill information near the surface extension of the Lavrinha mineralization observed in the outcrops, which was not considered in the resource model generated by Yamana. Aura decided to carry out a confirmatory drill campaign to provide better resource definition and improved confidence in estimated grades. The campaign consisted of 21 drill holes and 997.4 m of diamond drilling, with 845 samples analyzed by gold fire assay at the São Francisco Mine laboratory, and checks on the mineralized intervals with field duplicates sent to SGS Laboratories.

Yamana conducted four drilling campaigns on Pau-a-Pique with its first two completed in 2006. 25 holes totalling 8,099.9 m were drilled. A third campaign of 14 drill holes took place in 2007, totalling 7,506.2 m. This program was focused on expanding the mineral resource along the NW strike and delineation at depth. The fourth drill campaign, carried out in 2008, was a combination of in-fill and exploratory drilling. 30 holes totalling 7,285.25 m were drilled. The main focus of the fourth campaign was to convert 51% of the 2008 Inferred resources into the Measured/Indicated categories and to define the limits of the mineral resource.

Aura conducted an underground drill campaign at Pau-a-Pique in 2015-2016. 27 holes totalling 3,160.0 m were drilled. Drilling was concentrated mainly on NW strike and NW down plunge extensions of the Pau-a-Pique main lens (P1 zone) below current development levels. Another objective was to delineate mineral resources in the SE portion of deposit (P3 and P4 zones) below mined-out levels to add and convert Inferred mineral resources to the Indicated category.

1.8                Sample Preparation and Data Verification

It is P&E’s opinion that sample preparation, security, analytical procedures and assay verification for both the Ernesto and Pau-a-Pique Properties drilling and sampling programs were adequate for the purposes of this Mineral Resource Estimate. It is MCB’s opinion that sample preparation, security analytical procedures and assay verification for the Lavrinha Property drilling and sampling programs were adequate for the purposes of this Mineral Resource Estimate.

1.9                Mineral Processing and Metallurgical testing

A 2010 NI 43-101 Feasibility Study by Ausenco do Brasil Engenharia Ltda (“Ausenco”) prepared for Yamana describes the metallurgical testwork performed on two samples obtained from the Ernesto belt, one from the Japones area and the second sample from the Ernesto area, as well as testwork results for Pau-a-Pique mineralized material, with highlights noted below.

The Ernesto metallurgical sample had a gold grade of 4.5 g/t Au and was taken from the Intermediate Trap area. The sample underwent mineralization characterization, grinding, gravity and bottle leaching testwork. Gravity testwork results showed a 68.7% recovery of free gold with an overall mass pull of 1.72%. At the same time, the gold extraction was above 95% in all cyanidation bottle tests with no significant differences in the extraction results with or without carbon and regardless of the grinding conditions.

The Pau-a-Pique metallurgical sample had a gold grade of 5.63 g/t Au. The gravity concentration results showed a high free gold recovery at 61%. The cyanidation bottle tests showed gold recoveries between 80% and 90% without carbon; however, gold recoveries increased to above 90% in the presence of carbon averaging 94.5% for tests with top size of 0.149 mm and 0.074 mm.

The EPP process plant commenced operation in 2013 and was operated until October, 2014, receiving feed from the Ernesto open pit and the Pau-a-Pique underground mine. During its first year, the plant went through a production ramp-up stage which resulted in consistent process performance improvements over its quarters. Average plant gold recovery was 92.3% of which 41% came from gravity gold and the other 51% was extracted via the CIL circuit.

Although the ramp-up stage took place in 2013, plant performance in 2014 was not as favourable due to several issues at the mine level that resulted in a lack of consistent ore feed supply and the introduction of other feed sources from areas where artisan mining activity was taking place on the concession.

The 2016 metallurgical testwork was carried out on multiple metallurgical samples of the three deposits (Ernesto, Lavrinha and Pau-a-Pique). Samples were selected from available core and coarse rejects to represent scheduled half years according to the production forecast. The testwork was performed in two different laboratories; SGS Lakefield performed the grinding work, which consisted of SAG Power Index (“SPI”) and Bond Work Index (“BWI”) measurements, while SGS Geosol, in Belo Horizonte Brazil, performed the hydrometallurgical testwork.

The grinding testwork in all samples showed the ore to be relatively soft both in the coarse and fine fractions, with SPI averaging 27 minutes and the Bond Work Index (“BWI”) averaging 9.3 kWh/tonne. All samples tested had a calculated treatment rate well above the design rate of 130 tph (i.e. 3,000 tpd). Therefore, the installed grinding capacity should easily handle future ore throughput forecast for the Project (i.e. between 21,500 tonnes/month and 55,000 tonnes/month) and possibly grind finer since there is available capacity in the semi-autogenous grinding (“SAG”) mill.

The hydrometallurgical test programme was designed to follow the existing plant flowsheet as closely as possible. Two different grind sizes were investigated, namely 125 microns and 106 microns. For the Lavrinha and Pau-a-Pique samples the average gold recovery in the Knelson MD3 laboratory concentrator was higher for the finer grind and averaged 77.78% versus 76.4% for the coarse grind. The gravity concentrate was subsequently intensively leached for 8 and 12 hours, with the 12 hour recovery being substantially better. The gravity tailings were leached, using a CIL method, to recover the remaining gold and the results indicated that the 24 hour retention time in the plant circuit will be adequate. Overall recoveries, taking into account gravity recovery, intensive leach recovery and CIL recovery, were calculated and averaged 94.0% for the Lavrinha samples and 93.6% for the Pau-a-Pique samples.

There were problems with the Ernesto testwork in that the gold recoveries were unexpectedly low. This was thought to be due to the higher grade (twice and three times as high compared to Pau-a-Pique and Lavrinha ores) and a lack of free cyanide found at the end of the leach period. The 106 micron Knelson tailings were re-leached using a higher concentration at the start of the test and also using 100 g/t of Leach Aid. There was a substantial increase in recovery for the re-leach tests, averaging 4.36% points higher. The overall recoveries averaged 86.1% for the Ernesto samples.

For the Y3 H1 sample a complete retest was carried out, at the 106 micron grind, this being the only sample with sufficient weight remaining to allow it. The gravity recovery was down several percentage points but the intensive leach recovery increased from the previous 92.4% to 99.7% with the use of Leach Aid. This is an increase of 7.3%. In view of this result a case can be made for increasing the other intensive leach recoveries, which could make the overall recoveries for Ernesto increase to 88% levels.

1.10            Mineral Resource Estimates

The Ernesto Mineral Resource Estimate was estimated at a cut-off grade of 1.5 g/t Au and is summarized in Table 1.1.

Table 0.1 Ernesto deposit Lower Trap Zone Underground mineral Resource estimate at a Cut-Off Grade Of 1.5 g/t Au(1-10)
Resource Category	Tonnes (t)	Au (g/t)	Contained Au oz
Indicated	734,000	6.70	158,200
Inferred	308,000	6.30	62,400
(1)	CIM Definitions were followed for the Mineral Resource Estimate.
(2)	The Qualified Person for this Mineral Resource Estimate is: Richard Routledge M.Sc. (Applied), P.Geo.

(3)	The Mineral Resource Estimate is estimated from surface diamond drilling and core sampling by conventional 3D block modelling based on wireframing at a 1.5 g/t Au cut-off grade and ordinary kriging grade interpolation.
(4)	For the purpose of the Mineral Resource Estimate, assays were capped at 40 g/t Au.
(5)	The Mineral Resource Estimate is based on a Cut-Off Grade of 1.5 g/t Au derived from an Au price: US$1,275 /oz, costs of US$33/t for mining, US$11/t for processing and US$10/t for G&A, at a 93% process recovery.
(6)	A bulk density model based on rock type was used for volume to tonnes conversion with resources averaging 2.62 tonnes/m3
(7)	Mineral Resources are estimated from the 380 m EL to the 96 m EL, or from approximately 50 m depth to 150 m depth from surface.
(8)	Mineral Resources are classified as Indicated and Inferred based on drill hole spacing, interpreted geologic continuity and quality of data.
(9)	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
(10)	The quantity and grade of reported Inferred Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

The Mineral Resource Estimate for the Lavrinha Deposit has been reported above a 0.5 g/t Au cut-off grade, inside an optimized pit shell with a gold price of US$1,300/oz, and is summarized in Table 1.2.

Table 0.2 Lavrinha Mineral Resource estimate At A Cut-Off Grade of 0.5 g/t Au(1-8)
Resource Category	Tonnes (t)	Au (g/t)	Contained Au oz

Measured	74,000	2.31	5,500
Indicated	1,226,000	2.25	88,700

Measured + Indicated	1,300,000	2.25	94,100
Inferred	283,000	2.51	22,800
(1)	CIM Definitions were followed for the Mineral Resource Estimate.
(2)	The Mineral Resource Estimate for the Lavrinha Deposit was prepared under the supervision of Marcelo Batelochi, AusIMM (CP 205477).
(3)	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
(4)	The quantities and grades of reported Inferred Resources in this estimation is uncertain in nature and there has been insufficient exploration to define these Inferred Resources as Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured Mineral Resource category.
(5)	The Mineral Resource Estimate is based on an optimized pit shell using US$1,300/oz gold and at a cut-off grade of 0.50 g/t gold. Mining costs were considered at US$2.44/t and US$1.89/t for mineralized material and waste haulage, plant process costs of US$10.24/t and G&A of US$3,800,000 per year at a process recovery of 93%.
(6)	A bulk density model based on rock type was used for volume to tonnes conversion with resources averaging 2.77 tonnes/m3.
(7)	Surface topography as of December 31, 2015.
(8)	Contained metal may not sum due to rounding.

The Pau-a-Pique Mineral Resource Estimate was estimated at a cut-off grade of 1.5 g/t Au and is summarized in Table 1.3.

Table 0.3 Pau-A-Pique Mineral Resource Estimate at a Cut-Off Grade Of 1.5 g/t Au(1-10)
Resource Category	Tonnes (t)	Au (g/t)	Contained Au oz
Indicated	519,000	4.05	67,600
Inferred	117,000	4.45	16,700
(1)	CIM Definitions were followed for the Mineral Resource Estimate.

(2)	The Qualified Person for this Mineral Resource Estimate is: Richard Routledge M.Sc. (Applied), P.Geo.
(3)	The Mineral Resource Estimate is estimated from surface and underground diamond drilling and core sampling and underground chip sampling by conventional 3D block modelling based on wireframing at a 1.5 g/t Au cut-off grade and ordinary kriging grade interpolation.
(4)	For the purpose of the Mineral Resource Estimate, assays were capped at 50 g/t Au and composites >25 g/t Au were restricted to 12.5 m area of influence.
(5)	The Mineral Resource Estimate is based on a Cut-Off Grade of 1.5 g/t Au derived from a Au price: US$1,275 /oz, costs of US$29/t for mining, US$11/t for processing, US$10/t for G&A and US$7/t for mill feed surface transportation, at a 93% process recovery.
(6)	A bulk density model based on rock type was used for volume to tonnes conversion with resources averaging 2.77 tonnes/m3.
(7)	Mineral Resources are estimated from the 410 m EL to the 65 m EL, or from approximately 30 m depth to 500 m depth from surface.
(8)	Mineral Resources are classified as Indicated and Inferred based on drill hole spacing, interpreted geologic continuity and quality of data.
(9)	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
(10)	The quantity and grade of reported Inferred Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

The combined Mineral Resource Estimate for the Project is presented in Table 1.4.

Table 0.4 total Mineral Resource estimate for the project
Measured & Indicated	Tonnes (t)	Au (g/t)	Contained Au oz

Lavrinha	1,300,000	2.25	94,200
Ernesto	734,000	6.70	158,200
Pau-a-Pique	519,000	4.05	67,600

Total Measured & Indicated	2,553,000	3.89	320,000

Inferred	Tonnes (t)	Au (g/t)	Contained Au oz
Lavrinha	283,000	2.51	22,800
Ernesto	308,000	6.30	62,400
Pau-a-Pique	117,000	4.45	16,700

Total Inferred	708,000	4.48	101,900

Note: Contained metal may not sum in the above table due to rounding

1.11            Mineral Reserve Estimates

The Mineral Reserve Estimate for the Ernesto Deposit was determined at a 2.35 g/t Au cut-off grade, as of an effective date of July 31, 2016, and is presented in Table 1.5.

Table 0.5 Ernesto Deposit: Ernesto Mineral Reserve Estimate(1-5)
Probable Mineral Reserve Estimate for the “Lower Trap” Portion of the Ernesto Deposit
Reserve Category	Tonnes (t)	Au (g/t)	Contained Au oz
Probable	868,000	5.03	140,000
(1)	The Mineral Reserve Estimate is as of July 31, 2016.

(2)	The Mineral Reserve Estimate was developed from the Mineral Resource Estimate model prepared by P&E. The Probable Mineral Reserves were derived from Indicated Mineral Resources.
(3)	The cut-off grade (2.35 g/t Au) was based on a US$1,165/oz gold price, 93% metallurgical Au recovery, 99.99% payable, royalties and CEFEM tax totalling 3.5%, gold doré bar transport and refining costs totalling US$0.45 / g Au, mine direct and mine indirect costs totalling US$62.41/ t, US$10.30/t processing cost, and US$6.12/t processed for the projected share of the overall multi-mine project G&A cost that would be incurred by the proposed Ernesto underground mine project. The geological continuity of the mineralization was assessed for the cut-off grade.
(4)	The Mineral Reserve Estimate tonnage and mined metal have been rounded to reflect the accuracy of the estimate.
(5)	The NI 43-101 Mineral Reserve Estimate for the Lower Trap portion of the Ernesto Deposit set out in the table above has been reviewed and approved by David Orava, M.Eng., P. Eng., of P&E Mining Consultants Inc., who is a Qualified Person (“QP”) , and who is independent of the Company.

The Mineral Reserve Estimate for the Lavrinha Deposit was determined at a cut-off grade of 0.48 g/t Au and is presented in Table 1.6.

Table 0.6 Lavrinha Deposit: Lavrinha Mineral Reserve Estimate(1-7)
Reserve Category	Tonnes (t)	Au (g/t)	Contained Au oz
Proven	67,000	1.85	4,000
Probable	1,043,000	1.68	56,300

Total	1,110,000	1.69	60,300
(1)	CIM definitions were followed for the Mineral Reserve Estimate.
(2)	The Mineral Reserve Estimate is as of July 31, 2016.
(3)	The Mineral Reserve Estimate for the Lavrinha Deposit was prepared under the supervision of Marcelo Batelochi, Ausimm (CP 205477).
(4)	The Mineral Reserve Estimate was at a cut-off grade of 0.48 g/t Au.
(5)	The Lavrinha Mineral Reserve Estimate was at an average short-term gold price of US$1,100 per ounce.
(6)	Bulk density average was 2.78 t/m3.
(7)	Numbers may not add due to rounding.

The Mineral Reserve Estimate for the Pau-a-Pique Deposit was determined at a cut-off grade of 2.40 g/t Au and is presented in Table 1.7.

Table 0.7 Pau-a-Pique Deposit: Pau-a-Pique Mineral Reserve Estimate(1-5)
Reserve Category	Tonnes (t)	Au (g/t)	Contained Au oz
Probable	320,000	3.24	33,300
(1)	The Mineral Reserve Estimate is as of July 31, 2016.
(2)	The Mineral Reserve Estimate was developed from the Mineral Resource Estimate model prepared by P&E. The Probable Mineral Reserves were derived from Indicated Mineral Resources.
(3)	The cut-off grade (2.40 g/t Au) was based on a US$1,165/oz gold price, 93% metallurgical Au recovery, 99.99% payable, royalties and CEFEM tax totalling 3.5%, gold doré bar transport and refining costs totalling US$1.56/t, mine direct and mine indirect costs totalling US$58.08/t, US$12.50/t processing cost, and US$6.44/t processed for the projected share of the overall multi-mine project G&A cost that would be incurred by the proposed Pau-a-Pique underground mine project.
(4)	The Mineral Reserve Estimate tonnage and mined metal have been rounded to reflect the accuracy of the estimate.
(5)	The NI 43-101 Mineral Reserve Estimate for the Pau-a-Pique Deposit set out in the table above has been reviewed and approved by Alexandru Veresezan, P. Eng., of P&E Mining Consultants Inc., who is a Qualified Person (“QP”) and who is independent of the Company.

The total Mineral Reserve Estimate for the Project is presented in Table 1.8.

Table 0.8 total Mineral Reserve Estimate for the Project
Proven	Tonnes (t)	Au (g/t)	Contained Au oz

Lavrinha	67,000	1.85	4,000
Total Proven	67,000	1.85	4,000

Probable	Tonnes (t)	Au (g/t)	Contained Au oz

Lavrinha	1,043,000	1.68	56,300
Ernesto	868,000	5.03	140,000
Pau-a-Pique	320,000	3.24	33,300
Total Probable	2,231,000	3.20	229,600

Total Proven + Probable	2,298,000	3.17	233,600

Contained metal may not sum in the above table due to rounding

1.12            Mining Methods

1.12.1                   Ernesto Underground

Due to its nature of gentle and variable shallow dip and thickness, the Ernesto Deposit will be extracted by the Drift and Fill mining method, using a combination of drifting in ore and transverse primary and secondary small stopes in a 32%:36%:32% drift/primary/secondary tonnage ratio. The deposit is relatively close to surface at a maximum depth of approximately 170 m and will be accessed by one main ramp portal, with a second portal for definition drilling access and ventilation.

Backfill material will be waste rock for secondary stopes and ore drifts and cemented rock fill (“CRF”) for all primary stopes. Waste rock to fulfill the required backfill quantities will be obtained from two sources; the primary source will be from mine waste development and the second source will from the existing Ernesto open pit waste rock storage facility.

A six month pre-production period will be followed by approximately 3.5 years of production to mine an estimated 0.87 Mt of ore at an average grade of 5.03 g/t Au. Ore production will average 800 tpd.

The majority of underground mining activities at Ernesto will use Aura’s own employees, with external contractors or suppliers to undertake the supply of explosives, piping and services, ground support consumables, cement supply for the CRF plant, and other specialised tasks. Aura will have 100% ownership of all major fixed plant components used at Ernesto. Activities such as diamond drilling and other specialized activities or Project work will be contracted.

1.12.2                   Lavrinha Open Pit

Approximately 1.11 Mt of ore at an average grade of 1.69 g/t Au and 14.0 Mt of waste rock will be mined from the Lavrinha open pit over a 2.5 year period. The overall strip ratio for Lavrinha is 12.6:1 with mining conducted 365 days per year by a contractor. The contract is full service and includes providing all mining equipment, drilling, blasting, loading, hauling and maintenance. Total material movement rates for the LOM range from 15,000 to 25,000 tpd.

Conventional truck and hydraulic shovels will be utilized. Four excavators, supported by three front-end loaders, will load a fleet of ten 38-tonne trucks and five 25-tonne trucks. Ore will be transported to the primary crusher and run-of-mine (“ROM”) pad, and waste material will be hauled to a nearby waste rock storage facility.

1.12.3                   Pau-a-Pique Underground

Mining at Pau-a-Pique will be conducted by a modified Avoca choke blast stoping method with ore transported to the ROM pad on surface by 30 tonne haulage trucks operating through the main ramp. Ore will be subsequently hauled on a 47 km surface road to the Ernesto processing plant. Primary access to the underground mine is via a single portal located next to the main mining office.

Approximately 0.32 Mt of ore at an average grade of 3.24 g/t Au will be mined over a 17 month period at an average of 850 tpd when the Project achieves full production. Once the deposit has been depleted most of the equipment and operators will be transferred to the Ernesto operation.

The stoping method applied to the Area 7 and Area 8, NW, and P3 and P4 ore bodies will be via Hanging Wall (“HW”) access ore drives with levels spaced at 15 m and 21 m vertical intervals, for the upper and lower areas of the deposit, respectively. The upper and lower areas will be separated by a sill pillar. Unconsolidated waste rock will be used to backfill the stopes.

The majority of underground mining activities will utilize Aura’s employees, with external contractors or suppliers to undertake the supply of explosives, piping and services, ground support consumables, truck haulage underground and on surface and other specialized tasks (i.e. site security, doré bar transportation, etc.). Aura has 100% ownership of all major fixed plant components utilized at the mine.

1.13            Recovery Methods and process design

The Project’s gold processing plant, located next to the Ernesto Deposit, was commissioned in 2012 and treated ores from Pau-a-Pique and the Ernesto open pit until its closure in December 2014. It is centrally located to these deposits and has a capacity of 3,000 tonnes per day (“tpd”) through a conventional carbon-in-leach process and is designed to treat up to 1 Mtpy feed. The process includes crushing, grinding, gold extraction/recovery and cyanide detoxification stages followed by final deposition in a tailings storage facility.

The process plant flowsheet is based on a low-risk proven technological configuration for processing gold bearing feed. A primary jaw crusher is located at the front-end of the process plant. ROM feed will be blended and fed through the plant’s primary screen. The screen oversize is crushed and the combined crushed feed is ground in a single-stage, closed-circuit SAG mill.

Approximately 25% of the mill cyclone underflow feeds a gravity-gold recovery circuit. The grinding circuit product is thickened and then pumped to a leach tank that is followed by six CIL tanks in series. CIL tailings are treated in a cyanide reduction tank where cyanide is chemically decomposed. Final tailings are pumped to a tailings dam.

Loaded carbon, recovered from the first CIL tank, reports to the desorption area. Gold is stripped from the carbon into a solution and electroplated from solution onto stainless steel cathodes. Dried cathode sludge and flux are mixed and smelted to produce gold doré.

Mill feed from Ernesto and Lavrinha will be transported to the process plant by haul trucks internally within the mine property. Mill feed from Pau-a-Pique will be transported via a public 47 km road section. This road will require ongoing maintenance by the mine.

1.14            Project Infrastructure

Most of the Project’s infrastructure such as fresh water access, power line bringing energy to the different areas of the Project (including Pau-a-Pique underground mine) and access roads were built by the previous Project owner and have been preserved. The capital requirements will be further reduced by the planned reutilization and transfer of Pau-a-Pique’s infrastructure and mine fleet to the newly developed Ernesto underground upon completion of the scheduled ore production at Pau-a-Pique.

The Project area is suitable for year-round mining, and has adequate access infrastructure that was developed during the previous 2013-14 operating period. Minor road maintenance work has been identified and will be carried out in early 2017.

Aura is updating the landowner agreements for resumption of ore haulage along an approximate 47 km stretch of the existing access road between Pau-a-Pique and highway BR-174. This process is well underway and no impediments are anticipated.

Fresh water for the Project is acquired from the Lavrinha Creek located 3.8 km from the processing plant and pumped at a rate of 70 m3/hr through an 8 inch HDPE pipeline. There are two water treatment plants at the Project, one installed at the Ernesto camp with a treatment capacity of 6 m3/h and a second water treatment plant installed at the Pau-a-Pique camp with a treatment capacity of 3 m3/h.

A 12 km 138 kilovolt (“kV”) electrical transmission line was built as part of the infrastructure for the Project which connects to the National grid from the Pontes e Lacerda substation. The Project distribution network includes a 34.5 kV transmission line to Pau-a-Pique with all other primary distribution at 13.8 kV, which is then stepped down at the various substations.

The total electrical load installed at Ernesto is currently estimated at 7.35 MW (existing plant and on-site infrastructure). When Ernesto underground mining activities start, a maximum of 2.8 MW of electrical installed load will be added to the overall consumption. The installed substation and the existing power infrastructure will be suitable to address the future energy requirements of the Project.

The total electrical load installed at Pau-a-Pique is 1.91 MW. The current transmission line is adequate to supply enough energy to the Project restart. The transformer installed at Pau-a-Pique has a 3 MVA power capacity.

The office area at Ernesto is located adjacent to the process plant and includes a main office building (which incorporates training and first-aid areas), a change house, a cafeteria, a chemical and metallurgical laboratory, a workshop and a warehouse area with a storage yard. The number of people at the Pau-a-Pique site is less than Ernesto and the size of the facilities there reflects this.

A tailings storage facility is located within the premises of the Project and is designed to store tailings from the process plant, which will process feed from the three different mines. The tailings dam crest is 6 m wide. Upstream and downstream slope ratios are 1V:2H. The tailings dam has an internal drainage system consisting of a vertical sand filter and a horizontal drainage blanket made of fine crushed stones and sand. There is a rock sump and return water pump at the drain terminus.

The tailings storage facility design accounted for a total volume of stored tailings of 5.7M m3 over a span of 7.3 years of Project life. The original design considered three stages: Stage I with a total storage capacity of 2.3M m3, Stage II with a storage capacity of 3.6M m3 and Stage III with a capacity of 7.1M m3 to support a total of 7.3 years of operation.

Stage I is currently built with a dam crest elevation of 339 m and a total storage capacity of 2.3M m3 and a maximum safe storage capacity of 2.16M m3. The total volume stored, as of May 2016, is 1.12M m3 of tailings and an additional 0.4M m3 of water for a total stored volume of 1.5M m3, leaving an additional 0.6M m3 of available capacity in the existing Stage I tailings storage facility.

The Company engaged Tierra Group International Ltd., an internationally recognized tailings engineering firm, to review the current Tailings Storage Facility’s (“TSF”) design and construction history; and based on the review, design future TSF expansions. The historical review is complete wherein Tierra Group found the existing TSF to have been designed and constructed using satisfactory industry standards of care to support initial operations. Tierra Group is currently advancing a detailed engineering investigation and design to expand the TSF.

The design work contemplates raising the dam height 3 m. (elevation 342 m), and maintaining 2H:1V upstream and downstream dam slopes. A field geotechnical investigation is defined to corroborate geotechnical parameters used in the Stage I design, and establish those for the Stage II design.

A tailings deposition plan has been developed, which prescribes adding tailings discharge points in the north and east impoundment to extend the life of the Phase II TSF to 2.3 years. Table 1.9 shows tailings storage capacity of Stages I and II.

Table 0.9 Tierra Group’s Volumes and Storage Capacity of Stages I and II of the Tailings Dam
Stage	Dam Crest Elevation (m)	Tailings Discharge Elevation (m)	Incremental Volume of Dam (m3)	Tailings Storage Cum. (Mt)	Remaining Capacity (Years)
I	339	338.5	230,000	1.76	1.0*
II	342	341.5	80,000	2.98	2.3

*Additional discharge point at the eastern end of impoundment.

The Stage II final design will require an additional 90,000 m3 of fill be placed downstream of the existing dam. The resultant facility will have a footprint area approximately equal to 155,000 m2, which is nominally 5% greater than its current footprint area. Tierra Group is expected to complete the design work by January 2017.

1.15            Market Studies and Contracts

Aura does not have any forward sales or streaming gold contracts in place that are applicable to the Project, and future gold revenue will be according to spot prices on public markets.

The base case financial model for the Project utilizes a gold price of US$1,300/oz. This price remains fixed for the life of the Project. For comparison, the 48-month trailing average price for gold that existed on the effective date of this Technical Report was approximately US$1,317/oz.

Aura’s wholly-owned Brazilian operating company Apoena has a contract with Umicore Brasil Ltda. to refine its gold and silver. The contract was updated on January 1, 2016, for sampling, analysis and refining services.

Apoena has a contract with Brink’s - Segurança e Transporte de Valores Ltda. for the shipment of up to 120 kg of doré or $R10,500,000 value per shipment. The contract is dated November 13, 2016.

Aura has contracted Dinex Engenharia Mineral Ltda. to mine the Lavrinha open pit deposit. The contract is based on haul distances and unit costs per tonne for waste and ore applied to the Lavrinha mine plan, plus unit costs for auxiliary equipment usage. Equipment maintenance is included in the unit costs. The major equipment in the fleet is specified as Volvo excavators, CAT dozers, Scania trucks and Sandvik drills. The contract term is 24 months, and is to be done by contract phase, with Phase I at 450kt/month to the end of April, 2017, and Phase II at 750kt/month to the end of mine life.

1.16            Environmental Studies, Permitting and Social or Community Impact

Aura has existing surface rights over most of the Project area either via direct ownership or agreements with landowners. Negotiations are in process for a remaining parcel in Lavrinha and a small portion of the Pau-a-Pique Project area. There are no communities or permanent dwellings within the Project footprint. Just under 234 ha of the Ernesto site’s surface property held by the Company is a designated legal reserve, in compliance with the Brazil Forest Code’s provisions pertaining to conservation for native vegetation in rural properties. Maintenance, monitoring and security of this legal reserve area is the responsibility of the Company.

Additional Project disturbance is primarily for Lavrinha mining and waste rock storage and is estimated to be in the order of 55 ha. Much of the Lavrinha pit area has been previously affected by smaller scale mining by others.

It is expected that noise, dust and vibration emissions from Project operations will be similar in scale to emissions during the 2013 to 2014 operating period.

Underground mining will utilize both cemented rock fill and unconsolidated waste fill in order to optimize ore recovery, and is not expected to generate waste rock for disposal at surface. The backfill process lessens the Project footprint and is also expected to minimize the potential for surface subsidence.

Acid rock characterization studies were conducted by the previous operator using samples consisting of a drillhole interval of mineralization along with the immediately adjacent 1 m of non-mineralized material. Three of the 25 Ernesto sample results and three of the 10 Pau-a-Pique sample results indicated potential for acid rock drainage. The Project cost model provides for additional test work in 2017 for tailings and waste rock.

A review of monitoring data indicates that the Company is complying with the monitoring, inspection and surveillance programs stipulated in operating licenses for Ernesto and Pau-a-Pique. Water quality monitoring results indicate that the existing facilities meet or exceed applicable federal effluent and receiving water standards.

Estimated fresh water consumption during the Project’s normal operation is 70.6 m3/h, below the permitted license limit of 100 m3/h from the existing water intake. Approximately 130 m3/h is expected to be recycled from the tailings impoundment to the process plant. Discharges from the Ernesto site include controlled releases of excess tailings impoundment water, in order to maintain sufficient freeboard at all times. These planned releases are expected to occur on an as-required basis throughout the Project life. The Company reports that the most recent impoundment water release occurred from July 8 to August 18, 2016 and totalled 243,242 m3. Water discharges at Pau-a-Pique includes excess water from underground dewatering, and a minor quantity of effluent from its permitted sewage treatment plant.

Project closure costs are estimated at US$6.0M, with an additional US$1.0M allocated for supporting studies. These costs were reviewed and found to be reasonable. The cost model assumes some closure-related expenditures during the operating period for studies and closure plan updates, as well as for decommissioning of completed mine areas such as the Pau-a-Pique underground workings. The Ernesto site has a native plant nursery with facilities for seed collection, processing and storage, composting, and propagation of up to 60,000 plants per year.

The Project has the required permits and authorizations to resume and continue mining operations at the Lavrinha open pit and the Pau-a-Pique underground mine, as well as to process ore at the Ernesto plant. Pau-a-Pique had its Mining Concession (Portaria de Lavra) granted on December 27, 2013. The Mining Concession for Lavrinha was requested on August 21, 2016 and is under review by the Nacional de Producao Mineral (“DNPM”), which is expected to be granted in due course. While the analysis of the application for the Mining Concession is not concluded, the Project obtained, on September 9, 2016, a special authorization (Guia de Utilização) to mine up to 50,000 t of ore. An application for extraction of an additional 250,000 t of mineralized material was submitted to the DNPM on November 23, 2016.

The Project has valid environmental licenses for both Lavrinha and Pau-a-Pique. The permits (Certificados de Registro – CR’s) for use of explosives and chemicals at Ernesto, and for use of explosives at Pau-a-Pique were issued on September 29, 2016.

Once the definitive Mining Concession has been issued, other pending authorizations for continued mining in Lavrinha including its definitive operating license and permit to construct a separate waste rock storage facility adjacent to the open pit, are anticipated to be issued from the State environmental authority.

1.17            Capital and Operating Costs

1.17.1                   Capital Costs

The development of Pau-a-Pique mine, including the Ernesto process plant and the majority of the site infrastructure, was effectively completed by the previous owner at the end of 2012. Therefore, the capital cost requirements of the Project are low.

The Lavrinha open pit is a contracted mining operation and the selection of the mining contractor has, after a rigorous competitive bidding process in Brazil, been completed. Therefore, there will not be any material capital costs associated with the operation of the Lavrinha open pit.

The Ernesto underground mine will benefit from the transferring of the existing Pau-a-Pique’s mobile fleet and infrastructure since these two deposits have been scheduled sequentially. The Ernesto mine design is compatible with the existing underground mining equipment at Pau-a-Pique.

The existing tailings storage facility will undergo an additional 3.0 m raise to increase its capacity for another two years. The design of this raise was originally done by DAM Engenharia do Brazil and it is currently being re-evaluated and validated by Tierra Group.

Ernesto Underground Capex

It is anticipated that the development of the Ernesto underground gold mine will commence once the Pau-a-Pique mine’s lateral development has been completed. Within the current evaluation of the Ernesto underground Project, additional mobile equipment has been included to achieve the mine production schedule and those units will be leased to purchase.

As per the current mine plan and schedule, Ernesto reaches full production after approximately six months from commencement. During this period, mining mainly consists of ore development and primary stope extraction. To expedite the planned production the Ernesto underground mine will be accessed via a twin ramp concept, with a Hanging Wall (“HW”) development drift which will be primarily for definition drilling and ventilation, and a main access ramp which will serve for main haulage and fresh air intake. This arrangement will create a loop for traffic fluidity and will fulfill ventilation and secondary egress requirements.

Pre-production capital costs are estimated at US$6.36M over a five month period. The total capital cost for Ernesto has been estimated at US$23.0M which includes capitalized development, sustaining capital, allocated labour, and mobile equipment capital for the duration of the mine life. The capitalized development portion has been estimated at US$11.5M which will be required to fully develop the Ernesto underground mine including US$4.5M for pre-production and the remaining US$7.0M as sustaining capital costs required until the mine ceases operation.

Sustaining capital expenditure for the remainder of the mine life includes:

•	CRF surface plant
•	Office equipment and existing equipment repairs
•	Road resurfacing (crushed/screen aggregates)
•	Replacement of small item i.e. face pumps, fans, electrical distribution boxes

A summary of Ernesto total capital costs including pre-production and sustaining for the LOM at Ernesto is US$23.0M as shown in Table 1.10.

Table 0.10 Capital Expenditure for Mining LOM at Ernesto
Capital Expenditure	Total LOM US$M
Capital Development Direct Cost	6.68
Indirects (Equipment, Labour, Other)	16.28

Total CAPEX	22.97

A closure cost for the Ernesto underground mine has been included in the consolidated financial model and was estimated at US$3.0M. This cost is not included in Table 1.10.

Lavrinha Open Pit Capex

The Lavrinha open pit mining operation is fully contracted and does not incur any material capital costs. Aura, using its many years of operating experience in the region, selected a reputable and reliable mining contractor for this operation.

Pau-a-Pique Underground Capex

In late 2014 the Pau-a-Pique underground mine was placed on care and maintenance. The existing infrastructure and installations are functional and require minimal work before mining recommences.

Sustaining capital expenditure over the mine life includes completion of outstanding work such as:

•	Surface maintenance shop upgrades
•	Equipment refurbishing mechanical work and associated parts
•	Office equipment and existing equipment repairs
•	Road resurfacing (crushed/screen aggregate)
•	Small items (i.e. face pumps, fans, electrical distribution boxes).

Total Pau-a-Pique initial and sustaining capital for the LOM is estimated at US$7.8M as presented in Table 1.11.

Table 0.11 Capital Expenditure for Mining LOM at Pau-a-Pique
Capital Expenditure	Total LOM US$M
Preproduction	0.97
Equipment Rental	1.11
Development	5.69

Total CAPEX	7.77

The closure cost for Pau-a-Pique underground mine is not included in Table 1.11 but has been included in the consolidated financial model and is estimated at US$1.7M.

Plant and Tailings Capex

The gold processing plant was commissioned in 2012 which includes a state-of-the-art distributed control system and all associated instrumentation with all components currently fully functional.

An allowance of US$4.5M for sustaining capital projects at the plant level has been estimated over the 5.5 year LOM.

The existing tailings storage facility has capacity for one year of operation and the next dam raise was engineered by DAM Engenharia from Belo Horizonte. The estimated costs for the next raise are US$1.5M and the subsequent raise is estimated at US$2.2M for a total cost of US$3.7M over LOM.

Closure Capex

A total of US$7.0M has been estimated for Project closure capital at the end of the Project life.

1.17.2                   Operating Costs

Ernesto Underground Opex

Ernesto operating cost first principle estimates have been built utilizing advance rate cycles for each heading that were applied against scheduled quantities. A summary of the Ernesto operating cost estimates is presented in Table 1.12.

Table 0.12 Summary of Ernesto LOM Operating Cost Estimates
Operating Cost Area	US$M	US$/ t ore
Mining	43.12	49.69
Mining Overhead	11.38	13.12

Total Operating Cost	54.50	62.81

Ernesto labour costs have been based on scheduled manpower requirements for the operations, in line with Aura’s organizational chart. Salaries and benefit structures are calculated in accordance with current prevailing salary structures in Brazil for the prescribed employment positions. The salary structures and labour rates are compliant with the provisions required under Brazilian tax law. All-in costs have been factored into the labour rates, including bonuses, overtime, sick leave, allowances for vehicle and accommodation (where relevant), annual leave, and health insurance and medical provisions.

Ernesto and Pau-a-Pique mining costs have been developed based on a schedule of first principle developed rates for underground production, development and diamond drilling. Costs of other inputs into the mining operations, including provision of power, water and services, are based on existing contract rates with external suppliers and estimated consumption rates.

Lavrinha Open Pit Opex

The Lavrinha open pit is a contracted operation and the costs associated with ore production and waste movement have been set as presented in Table 1.13. Aura has been actively mining in this area of Brazil for over half a decade utilizing mining contractors.

Table 0.13 Summary of LOM Contract Mining Costs for Lavrinha
Operating Cost Area	Ore (US$/t)	Waste (US$/t)
Drilling	0.38	0.22
Blasting	0.40	0.30
Loading	0.41	0.31
Hauling	0.77	0.70
Aux. Equipment	0.20	0.20
Geology	0.06	0.06
Planning	0.04	0.04
G&A (Overhead)	0.06	0.06
TOTAL Mining Operating Cost	2.31	1.88

Pau-a-Pique Underground Opex

Pau-a-Pique operating cost estimates have been developed from first principles, utilizing historical advance rates, updated contractual rates for haulage, new consumables quotes and an up-to-date study on Aura’s labour rates. A summary by cost area is presented in Table 1.14.

Table 0.14 Summary of Pau-a-Pique LOM Operating Cost Estimates
Operating Cost Area	US$M	US$/ t ore
Mining	16.55	51.72
Mining Overhead	2.00	6.21

Total Operating Cost	18.55	57.93

Costs of other inputs into the mining operations, including provision of power, water and services, are based on existing contract rates with external suppliers and estimated consumption rates.

Process Plant Opex

During the first 26 months of operation, the processing plant will treat an average of 55,000 tonnes of ore per month; this average throughput will be primarily from the Lavrinha open pit and partially from the Pau-a-Pique underground. After month 27, the Ernesto underground will become the sole source of ore feed to the plant as Lavrinha and Pau-a-Pique become depleted, and this will result in a lower average monthly throughput of 21,500 tonnes per month.

The processing costs are presented in two categories: fixed and variable costs. Fixed costs include plant labour and fixed contracts to operate the plant. Variable costs include all consumables, maintenance parts, power and other variable cost components. The processing cost for the 55 Kt/month production rate is estimated at US$12.5/t, and for the 21.5 Kt/month rate is estimated at US$21.3/t, as presented in Table 1.15.

Table 0.15 Process Plant Operating Cost Breakdown
Cost Breakdown	55Kt/month (‘000 US$)	21.5Kt/month (‘000 US$)
Labour Cost	153.7	135.2
Contract Cost	39.7	26.5
Total Fixed Costs	193.4	161.7

Maintenance Cost	45.6	30.4
Consumables Cost	258.3	141.7
Power Cost	156.0	101.7
Contingency	32.7	21.8
Total Variable Costs	492.6	295.6

Total Monthly Cost (US$)	686.0	457.3
US$/t	12.5	21.3

Process consumables and reagents for the process plant have been calculated on budgeted consumption rates and pricing provided by suppliers for initial first fill supply.

Labour costs were defined after a “Pesquisa de Remuneracao e Beneficios” (i.e. salary survey) was conducted in early 2016 by Parametro RH, a human resources company based in Sao Paulo, Brazil. This survey provided average, maximum and minimum salaries and benefits for more than 150 employment positions based on 11 active mining companies operating in Brazil.

Maintenance costs have been estimated on planned maintenance requirements for ongoing operation of the process plant. Maintenance costs include general materials and spare parts used in the processing plant as well as small service contracts for electrical and mechanical activities. The total maintenance costs will fluctuate between US$30,400/month and US$45,650/month depending on whether the plant is running at 21.5Kt/month or 55Kt/month, respectively.

The Project has a current power supply contract with the Mato Grosso Energy Utility Company (“ENERGISA”) which is valid until the end of 2017. Under this contract, the cost per megawatt-hour (“MWh”) is R$181.6 or US$56.7 at a foreign exchange rate of US$1.0:R$3.2.

The largest power consumer across the entire Project is the processing plant, for the crushing and grinding stages. The power costs are estimated to be between US$156,000 and US$101,000 per month for 55Kt/month and 21.5Kt/month, respectively.

Gold doré bar freight and refining costs have been based on historical costs and are subject to market adjustment. The total payable for gold is 99.99% and the refining costs are estimated to be US$5.63/oz of payable gold. The gold transportation costs are estimated at US$9.44/oz of recovered gold (e.g. saleable gold).

Global G&A Costs

The Project’s operational cost includes an annual fixed global G&A cost which entails all related labour, consumables, and services that are used commonly by all operating mines, as shown in Table 1.16. In addition to the global G&A, each mine and the processing plant have its own local G&A cost.

Based on the mining schedule, the Project will have the Lavrinha open pit and the Pau-a-Pique underground producing at the same time for approximately 27 months and thereafter the Ernesto underground will become the sole source of ore to the plant. Based on this schedule, global G&A costs have been broken down into the two cases.

Table 0.16 Global G&A Costs – Two Mines vs. One Mine Operating
ITEM	LAV + PPQ (‘000 US$)	ERN (‘000 US$)
Labour	1,614	1,406
Consumables	123	103
Contract	2,021	1,816
Others	376	332

Total Cost (‘000 US$/year)	4,134	3,658

1.18            Economic Analysis

1.18.1                   Base Case Operating Highlights and Project Performance

•	Gold price: Baseline economic evaluation: US$1,300/oz Au
•	Proven and Probable Mineral Reserves: 2.3 Mt @ 3.17 g/t Au containing 233,600 oz Au
•	Average Gold Production: 36,100 oz/year over approximately 5.8 years.
•	Foreign Exchange Rate: 3.2:1 (BRA:USD)
•	Initial CAPEX: US$18.2M (Partially funded by the Yamana Debt Facility of US$9.0M and an Aura Rights Offering in 2016 of approximately US$4.0M; including working capital and contingency)
•	NPV @ 5% (after-tax): US$28.5M
•	IRR (after-tax): 100%

The Project economics are comprised of three economical scenarios: 1) “Base Case” Scenario which uses current metal prices and foreign exchange rates (i.e. US$1,300/oz Au and 3.2:1 FOREX), 2) “Upside Ernesto Recovery” Secenario which considers an increase in process plant recovery from 86% to 88%, and 3) “Consensus” Scenario which considers the long-term metal prices and foreign exchange rates (i.e. US$1,350/oz Au and 3.5:1 FOREX). Table 1.17 presents the After-Tax Project economics for the “Base Case” Scenario.

Inflation has not been considered in the cash flow analysis, since the Project will be commenced over a relatively short period of time, and all costs are stated in nominal terms. Neither costs nor revenue has been escalated with any Consumer Price Index (“CPI”) or other base commodities inflation.

Table 0.17 After Tax Base Case Project Economics
Operating Statistics	Life-Of-Mine (LOM)
Ore Tonnes	2,298,000
Au (g/t)	3.17
Plant Recovery (%)	88.7%
Gold production (payable) oz Au	207,700
Cash cost US$/oz	837
All-in Sustaining cost US$/oz	1,064
Estimated Cash Flows	(US$ 000’s)
Gold Revenue	269,996
Government Royalties	(2,700)
Refining and Transport	(3,130)
Net Smelter Return (NSR)	264,167
Mining costs	(104,766)
Processing costs	(36,783)
Total Project G&A	(22,449)
Private Royalty	(6,750)
Pre-tax Cash Earnings	93,418
Income taxes	(8,328)
PIS/COFINS Credits[1]	8,328
After-tax Cash Earnings	93,418
Capital and Sustaining Capital	(38,946)

Table 0.17 After Tax Base Case Project Economics
Operating Statistics	Life-Of-Mine (LOM)
Closure Costs	(7,020)
Cash Flow to Entity	47,452
Debt Yamana (Including Interest)[2]	(11,016)
Cash Flow to Equity	36,436
NPV 5% NPV 8% NPV 10% IRR	28,517 24,737 22,540 100%

(1)	PIS/COFINS are tax credits under Brazilian Tax Regulation for exporters and those can be used to offset against income tax liabilities or refunded in cash.

(2)	As previously disclosed, in order to facilitate the acquisition of the Project, the previous owner, SBMM, a company affiliated with Yamana, made available to the Company’s operating entity a working capital facility of up to US$9M (the "Working Capital Facility"). The Working Capital Facility bears interest at 4% per annum on the outstanding balance. The funds advanced from the Working Capital Facility have been invested in the capital, care-and-maintenance and engineering requirements of the Project to restart the Project and to complete the NI 43-101 technical reporting. The Working Capital Facility is expected to be repaid with the initial free cash flow from the Project or will be payable in full by April 30, 2018. Should the Project not enter into production and the Company not have sufficient funds to repay the Working Capital Facility on the due date, such amount outstanding will, at the option of Yamana, be converted into common shares of the Company at a 10% discount over the 20 day VWAP of the Company's common shares based on the period prior to the due date. At no point in time may Yamana own, beneficially or otherwise, greater than 19.9% of the issued and outstanding common shares of the Company.

1.18.2                   Upside and Consensus Cases

For the “Upside Ernesto Recovery” scenario, the Ernesto ore recovery was increased from the base case of 86% to 88% to see the effects on overall Project economics. For the Ernesto 88% recovery case, the after-tax NPV at a 5% discount rate from 2016 through to completion of LOM is estimated at $31.3M and the IRR is estimated at 104%. Recovered gold over the LOM increases to 210,521 ozs compared to 207,689 ozs for the 86% recovery case.

For the “Consensus” scenario, a price forecast of US$1,350/oz gold and a long term foreign exchange rate of BRA:USD = 3.5:1 were considered, and the after-tax NPV at a 5% discount rate from 2016 through to completion of LOM is estimated at $47.7M and the IRR is estimated at 497%.

1.18.3                   Economic Sensitivities (After-Tax)

Sensitivities on the after-tax base case Project economics have been analyzed by varying the gold price, opex, capex and foreign exchange rate. The results are presented in Table 1.18.

Table 0.18 Sensitivity Analysis
Gold Price Sensitivity After Tax (US$M)
US$/oz	1,100	1,150	1,200	1,250	1,300*	1,350	1,400	1,450	1,500
NPV	-6.7	2.1	10.9	19.7	28.5	37.3	46.1	54.9	63.7
Net Cashflow	-5.1	5.3	15.7	26.1	36.4	46.8	57.2	67.6	78.0
IRR (%)	-9	10	31	59	100	166	288	565	1,632

NPV After Tax (US$M)
% Change	-15%	-12%	-8%	-4%	0%	4%	8%	12%	15%

Table 0.18 Sensitivity Analysis
Capex	34.6	33.1	31.5	30.0	28.5	27.0	25.5	24.0	22.5
Opex	51.1	45.5	39.8	34.2	28.5	22.9	17.2	11.6	5.9

Net Cash Flow After Tax (US$M)
% Change	-15%	-12%	-8%	-4%	0%	4%	8%	12%	15%
Capex	43.5	41.7	40.0	38.2	36.4	34.7	32.9	31.1	29.4
Opex	62.7	56.1	49.6	43.0	36.4	29.9	23.3	16.7	10.2

IRR After Tax (%)
% Change	-15%	-12%	-8%	-4%	0%	4%	8%	12%	15%
Capex	146	133	121	110	100	91	83	76	69
Opex	1,055	435	240	150	100	68	46	30	17

BRA:USD Exchange Rate
FOREX				3.0	3.2*	3.5	3.8
NPV (US$M)				18.7	36.4	39.3	48.4
IRR %				54	100	252	969

Note: * represents Base Case scenario

1.19            Interpretations and Conclusions

P&E concludes that financial modeling of the Project has determined that the Project will be economically viable and profitable. The Lavrinha Deposit is planned to be mined by open pit method, and the Pau-a-Pique and Ernesto Deposits mined by underground methods, utilizing the existing processing plant and tailings storage area, to produce gold. This Report outlines a total Project Proven and Probable Mineral Reserve Estimate of 2.3Mt at 3.17 g/t Au containing 233,600 ozs of gold. The Project has a low initial capital cost at US$18.2M since much of the site infrastructure is already in place. Overall Project economics are strong, with an after-tax NPV of US$28.5M, an after-tax IRR of 100%, and a payback of 1.2 years using the base case metal price of US$1,300/oz Au and a BRA:USD=3.2:1 foreign exchange rate. The Project mine life is planned at 5.8 years.

P&E concludes that this Report demonstrates the viability of the EPP Project as proposed, and that further development is warranted.

The following summarizes the Technical Report conclusions, which highlight significant aspects of the Project or define Project value:

Title on the Property is in good order. Royalties exist on all deposits in the mine schedule. The area to be developed represents only a fraction of the Aura land position, and several nearby exploration targets have been identified.

The Project’s local climate and geography allow for year-round mining. The Ernesto and Pau-a-Pique sites have existing suitable access for supply and services as well as for ore haulage, and there is adequate local skilled workforce availability in the region.

The Ernesto Property contains a 130 tonnes per hour CIL process plant, which includes crushing, milling and tailing facilities with power supplied from the national grid via a 12 km 138 kV transmission line from Pontes e Lacerda. The Ernesto Property also contains a gate house, administration offices, core shack, explosives storage facility, and the mined-out Ernesto open pit and waste rock dump. The Lavrinha Property is contiguous to Ernesto and does not contain any infrastructure. The Pau-a-Pique Property contains an underground mine that was operated by Yamana until late in 2014, and surface facilities for administration and maintenance.

Aura has existing surface rights over most of the Project area either via direct ownership or agreements with landowners. Negotiations are in process for a remaining parcel in Lavrinha and a small portion of the Pau-a-Pique Project area. Aura is also updating the landowner agreements for resumption of ore haulage along the 47 km access between Pau-a-Pique and Ernesto; this process is well underway. While no impediments are anticipated for concluding these pending surface rights and access road use agreements, delays could stand to affect the execution of the Project.

Regional and local geology which controls mineralization is well understood. The Ernesto-Lavrinha and Pau-a-Pique Deposits are broadly similar in host lithologies, structural style, alteration, and mineralization and all share characteristics of shear-hosted lode gold deposits.

Exploration of the Ernesto, Lavrinha and Pau-a-Pique Deposits has been comprehensive, and methodologies and practices applied are considered appropriate. Exploration drilling on the Property is extensive. Drill campaigns have been carried out by previous companies since 2005. Aura drilled the Ernesto, Lavrinha and Pau-a-Pique Deposits in 2015, focussing on in-fill drilling in the mineral resource areas.

It is P&E’s opinion that sample preparation, security and analytical procedures for both the Ernesto and Pau-a-Pique Deposits drilling and sampling programs were adequate for the purposes of this Mineral Resource Estimate. It is MCB’s opinion that sample preparation, security and analytical procedures for the Lavrinha Deposit drilling and sampling programs were adequate for the purposes of this Mineral Resource Estimate.

Based upon the evaluation of the QA/QC programs undertaken by Yamana and Aura, as well as P&E’s due diligence sampling, P&E concludes that the data are of good quality for use in the Ernesto and Pau-a-Pique Mineral Resource Estimates. For Lavrinha, MCB had the same conclusion as P&E since the Lavrinha drilling campaigns were carried out simultaneously with Ernesto, applying the same procedures and sampling protocols.

The EPP process plant started operation in 2013 and was operated until October, 2014, receiving feed from the Ernesto open pit and the Pau-a-Pique underground mine. Samples of the three deposits (Ernesto, Pau-a-Pique and Lavrinha) were selected in 2016 from available core and sample coarse rejects to represent half years according to the production forecast for the Project. In the main, the core samples were sent for grinding testwork while the coarse rejects were sent for hydrometallurgical testing. SGS Lakefield, Canada, performed the grinding work, which consisted of SAG Power Index and Bond Ball Mill Work Index testwork, while SGS Geosol of Belo Horizonte, Brazil, performed the hydrometallurgical testwork, consisting of Gravity Recovery of Gold, bottle roll leach tests and settling testwork. The overall recoveries for the Pau-a-Pique and Lavrinha metallurgical testwork samples are very good at approximately 93%. Those for the Ernesto samples are lower than expected, at approximately 86%, even after the re-leach results are taken into account. Further work should be carried out on Ernesto material to ascertain the reasons for this. The work should investigate using finer grinds, increased cyanide levels and also the use of Leach Aid. The grinding circuit has more than adequate capacity to handle the tonnages planned for the Project. In view of this it may be advisable to investigate whether it would be beneficial to grind finer.

In P&E’s opinion, the Mineral Resource Estimates for the Ernesto and Pau-a-Pique Deposits are reasonable and has been undertaken according to industry standard practice. In MCB’s opinion, the Mineral Resource Estimate for the Lavrinha Deposit is reasonable and has been undertaken according to industry standard practice.

The Total Proven Mineral Reserve Estimate for the Project is 67,000 t at 1.85 g/t Au containing 4,000 oz gold. The Total Probable Mineral Reserve Estimate for the Project is 2,231,000 t at 3.20 g/t Au containing 229,600 oz gold. The Total Proven and Probable Mineral Reserve Estimate is 2,298,000 t at 3.16 g/t Au containing 233,600 oz gold.

Mining has been sequenced to start with open pit mining of the Lavrinha Deposit for a period of 28 months. Pre-production at the Pau-a-Pique underground mine starts one month after mining commences at Lavrinha, and lasts two months. Production mining at Pau-a-Pique is carried out for 17 months. Pre-production at Ernesto lasts five months and is scheduled to end when mining at Pau-a-Pique is completed. Production mining at Ernesto is then carried out for 43 months. The total LOM sequence is 69 months, or 5.8 years.

The Ernesto Deposit will be mined by a Drift and Fill method, using a combination of drifting in ore and transverse primary and secondary stopes. The orebody will be accessed by one main ramp, with a second access for definition drill access and ventilation purposes. The presence of mylonite and its thickness will require re-analysis of ground support density and maximum stope span. The Ernesto Project will use the majority of the Pau-a-Pique Project’s underground mobile equipment once Pau-a-Pique operations ceased. The Ernesto cemented rockfill plant has been selected and sized to deliver the required backfill quantity and quality.

Aura has contracted the Brazilian company Dinex to mine the Lavrinha open pit Deposit. The major equipment in the fleet is specified as Volvo excavators, CAT dozers, Scania trucks and Sandvik drills. The contract term is 24 months, and is to be done by contract phase, with Phase I at 450kt/month to the end of April, 2017, and Phase II at 750kt/month to the end of mine life.

Underground mining at Pau-a-Pique will be conducted by an Avoca choke blasting stoping method. Ore will be transported up the main access ramp and then along a 47 km surface road to the Ernesto process plant.

The existing primary powerline and all electrical components (i.e. substations, etc) have been confirmed to have enough capacity to supply energy under the two operating regimes.

The tailings dam facility will undergo a 3 m raise in 2017, which will provide additional tailings storage capacity for another 2.3 years. A final raise for the remainder of the Project will require further detailed study.

The financial model is based on a gold price of US$1,300/oz. The 48-month trailing average price as of the effective date of this Technical Report was approximately US$1,317/oz. Gold revenue for the Project will be subject to spot prices. Aura, through its wholly-owned Brazilian company Apoena, has contracts with Umicore to refine its gold and silver. It also has a contract with Brink’s to transport doré.

The Project has experienced and qualified environmental management staff and facilities in place. A review of the site, permits, and monitoring data indicate that Aura is complying with the monitoring, inspection and surveillance programs stipulated in operating licenses for Ernesto and Pau-a-Pique. The Project has several key operating permits in hand to allow mining and processing activities to commence. The remaining permits and authorizations are in the application process, and there is reasonable certainty of obtaining these in due course. Delays in obtaining these pending approvals may in turn, delay or otherwise affect the Project, in particular, the cost-effective mining of the Lavrinha deposit. The Project cost model provides for additional test work in 2017 for acid rock drainage studies for tailings and waste rock.

Initial capital for the Project is estimated at US$17.3M and is low since it is partially funded by the Yamana debt facility and since much of the Project infrastructure is already in place.

Operating costs for open pit mining at Lavrinha are based on the Dinex contract, and are estimated to average US$2.31/t ore and US$1.88/t waste over the LOM. Operating costs for underground mining at Pau-a-Pique and Ernesto have been developed from first principles and contain known consumable unit costs, labour rates from a salary survey and rates paid during care and maintenance, existing electrical power rates, and known costs for other services. The average cost for mining at Pau-a-Pique over the LOM is estimated at US$57.93/t ore, and for Ernesto is estimated at US$62.81/t ore. Processing costs have been developed from first principles, budgeted consumption rates, and quotations from suppliers. The processing cost for a 55 Kt/month production rate is estimated at US$12.5/t, and for a 21.5 Kt/month rate is estimated at US$21.3/t. The annual cost for Global G&A is estimated at US$4.1M under the Lavrinha/Pau-a-Pique operation and US$3.6M for the Ernesto stand-alone operation.

The after-tax NPV at a 5% discount rate from 2016 through to completion of LOM for the base case is estimated at $28.5M and the IRR is estimated at 100%, with a payback of 1.2 years. The after-tax undiscounted cash flow of the EPP Project is estimated at $36.4M over the LOM.

The Ernesto ore recovery was increased from the base case of 86% to 88% as an upside case to see the effects on overall Project economics. For the Ernesto 88% recovery case, the after-tax NPV at a 5% discount rate from 2016 through to completion of LOM is estimated at $31.3M and the IRR is estimated at 104%. Recovered gold over the LOM increases to 210,521 ozs compared to 207,689 ozs for the 86% recovery case.

Using a consensus price forecast of US$1,350/oz gold, along with a higher than base case foreign exchange rate of BRA:USD = 3.5:1, the after-tax NPV at a 5% discount rate from 2016 through to completion of LOM is estimated at $47.7M and the IRR is estimated at 497%.

1.20            Recommendations

P&E specifically recommends proceeding with detailed engineering and preparations for production based on the positive economics predicted by the designs and financial evaluations contained in this Technical Report.

1.20.1                   Ernesto

A number of the Ernesto drill holes that cut the Mineral Resource Estimate wireframe were not fully sampled, and two holes should be deepened if possible. Modelling of a lower grade envelop in the Inferred Mineral Resource Estimate area in the northern part of the Ernesto Property is recommended to better understand geometry-continuity of the mineralized zone. The best potential to develop additional Mineral Resource Estimates for the future lies in fill-in drilling and sampling to upgrade the Inferred Mineral Resource Estimates to Indicated Mineral Resource Estimates.

Recommendation is made for all future drilling and channel sampling programs at the Project to include a more consistent approach to QC protocol for all samples to be sent for laboratory analysis.

The planned underground definition drilling program should be followed to provide additional information needed to finalize the level and stope designs prior to drifting in ore and stoping.

A Drift and Fill mining method is recommended. The performance of the access drives is sensitive to the mining sequence, effective spans established and the ground support practices. The stope span recommendations are sensitive to the ability of mine personnel to consistently tight fill the mined stopes as soon as possible after the completion of each stope. The span and ground support recommendations are sensitive to the thickness and rock mass quality of the mylonite.

It is recommended to evaluate the required crown pillar dimensions and the stability of the secondary stope pillars, including the impact of the saprolite and further analysis of the mylonite and its influence on achievable stope dimensions and ground support following the completion of the definition drilling. Additional geomechanical logging should be completed to better define the spatial variation of the rock mass quality in the immediate HW of the proposed stopes, as well as the spatial variation in the distribution of the mylonite and saprolite.

An in-situ CRF strength of 0.5 MPa is recommended. Having consistent feed material that is within the required particle size distribution specification is an important consideration in ensuring that the CRF achieves the target strength and quality on a consistent basis. A QAQC program should be put in place, using either contracted lab services or existing Aura facilities in the area, to monitor the particle size distribution of the prepared CRF aggregate, and test for the strength of the placed CRF to ensure that excessive consumption of cement does not occur.

Additional confirmatory acid rock drainage test work for waste rock in all mine areas as well as for tailings is recommended.

1.20.2                   Lavrinha

MCB recommends the following:

•	Organization of the drill core in the temporary shed in Pontes e Lacerda.
•	Assay drill core intervals not sampled.
•	A complete review of the database information and cross-referencing with original records for the drill hole and assay databases.
•	Update the surface topography files with more precision.
•	Additional drilling is recommended at Lavrinha to drill off the deposit in the SW of the Property towards the adjacent valley and also at the southern end of the deposit where the density of drilling is reduced and there are some lenses that can be potentially delineated near surface.

•	The results of “G912-6” Geostats Standard are based on 18 assayed samples. The results indicated a slight bias in grade. It is recommended to check the certification of this standard due to the random values around the second standard deviation.
•	The Lavrinha waste rock storage area design should be advanced to a detailed engineering level including elements such as foundation evaluations, design criteria, stability analysis, internal and surface drainage design.

1.20.3                   Pau-a-Pique

P&E offers the following recommendations related to the Mineral Resource Estimate:

•	Drill hole down hole surveys should be reviewed for implausible readings and these should be removed and the resulting re-positioning of the hole toe examined for impact on the resource wireframing.
•	Additional drilling is recommended for the west target zone to identify the mineral resource potential.
•	A structural study is recommended to identify and model major gold-bearing shear zones in the deposit for future exploration drill targets.
•	It is strongly recommended that definition drilling be carried out in the Indicated Resources contained in the NNW lower portion of main zone P2 and the foot wall lenses P3 and P4 in the SSE portion of the deposit, before their development.

An Avoca choke blasting stoping method is recommended. P&E strongly recommends that definition drill data be available ahead of the stope extraction which subsequently must be used in the mine planning process before a particular stope is developed and mined. This will enable the mine operations to properly place the ore accesses within the stope designed boundaries and minimize stope dilution incurred during extraction, which the operation struggled with in the past.

With the objective of minimizing dilution and operating costs, the following are recommended:

•	Geotechnical mapping should be undertaken during the development of the undercut and overcut for each stope. The results of the mapping should be used to plan the initial panel strike lengths.
•	The panel performance should be monitored using regular CMSs and possibly instrumentation. The collected data should be used to document the actual panel dimensions and dilution. The rock mass quality of the HW and FW and the time the panel remains open should also be documented.
•	The panel strike length should be adjusted based on the observed stope performance during mining.
•	A final panel reconciliation should be completed for each stope and the design of future panels should be updated using the data collected from each stope.
•	The mine engineering department will need to include adequate ground control staff and resources to support mine development and operations.
•	Numerical stress modelling is recommended to evaluate the extraction sequence and the offset between the development and the ore body. The results of the modelling can also be used to confirm some of the inputs to the Mathews Stability Graph, as well as the stope sizing and ground support recommendations.
•	Additional kinematic and numerical analyses are recommended to refine and confirm the ground support recommendations. For example, numerical modelling could be used to refine the length of the cable bolts recommended in the HW and FW of the overcuts and undercuts.
•	An evaluation of the stability of the raises is recommended prior to their development.

P&E recommends that significant attention must be dedicated to stope drilling and blasting practices mainly around the drill pattern, hole spacing, firing practice, energy distribution per hole and per blast, and interdepartmental accountability/responsibility for the entire process.

It is also recommended that the 220 m Elev sill pillar extraction should be investigated. Mining of this and future sill pillars should be well understood and planned as it presents upside potential to the mine cash flow.

Relative to mine planning, mine budgeting and cost control, mine reconciliation, ground control management plan, equipment maintenance plan, and operational KPI’s, P&E recommends the establishment of RACI (responsibility, accountability, controls, and implementation) charts with clear deliverables.

1.20.4                   Processing Plant and Tailings Storage

The grinding circuit has more than adequate capacity to handle the tonnages planned for the Project. In view of this it may be advisable to investigate whether it would be beneficial to grind finer.

Further work should be carried out on Ernesto material to ascertain the reasons for the lower overall recovery compared to Lavrinha and Pua-a-Pique. The work should investigate using finer grinds, increased cyanide levels and a trade-off study should be performed to confirm the industrial benefits of using Leach Aid in the CIL process. Since the plant has more than enough capacity to grind finer, a series of tests should be performed to establish the optimum grind size for Ernesto ore, and then to establish the optimum leach conditions.

The following process plant recommendations are also provided:

•	Continue with optimization efforts around reagent dosage, focusing on the two operating regimes outlined in the study.
•	Review operating manuals to better control densities in the process, especially important for soft ores with high amounts of fines. This improvement needs to be focused at the E-Cat stage and CIL.
•	Review the existing SAG mill control logic as the ore to be fed from all deposits is softer than originally expected. This logic would target the use of SAG mill speed and SAG pressure to prevent liner damage in situations where load cannot be built within the SAG mill.

Finalize the Tierra Group study, which includes a trade-off assessment of using waste rock instead of saprolite to build the next tailings storage facility raise. This study includes a better characterization of the acid generation potential testwork on the waste rock.

1.20.5                   Environmental

There have been no ARD characterization tests done on tailings or Lavrinha waste rock, and it is recommended that confirmatory acid rock drainage testwork for waste rock in all mine areas be carried out, and similarly for the tailings.

It is also recommended that supporting studies and comprehensive closure plan development be initiated within the first year of operation.

SAO FRANCISCO MINE

Readers are encouraged to read the technical report dated January 31, 2012, with an effective date of September 30, 2011, and entitled “Resource and Reserve Estimates on the Sao Francisco Mine in the Municipality of Vila Bela da Santissima Trindade, State of Mato Grosso, Brazil” prepared for Aura Minerals by Bruce Butcher, P.Eng., former Vice President, Technical Services, J. Britt Reid, P.Eng., former Executive Vice President and Chief Operating Officer, and, Chris Keech, P.Geo., former Manager, Geostatistics (the “Sao Francisco Technical Report”) from which the disclosure in this AIF has been derived.

The Sao Francisco Technical Report is subject to the assumptions, qualifications and procedures described in the report, as applicable, and readers are encouraged to read the report in its entirety. A copy of the report may be found on the Company’s profile on SEDAR at www.sedar.com

The Company is optimizing the Sao Francisco mine plan in order to maximize the remaining cash flows. Mining at Sao Francisco ceased in October 2016. The processing plant continued through the fourth quarter of 2016 and fines recovery from tailings is expected to extend through third quarter of 2017. In addition to information contained in the Sao Francisco Technical Report, the Company has updated its Mineral Reserves and Mineral Resources as noted below. In the aggregate, the Company does not deem the changes in the Mineral Reserves and Mineral Resources as material but is presenting the information to include fulsome disclosure.

Mineral Reserves. The Company estimates Proven and Probable Mineral Reserves at the Sao Francisco mine, as at December 31, 2016 are as follows:

Mineral Reserve Category *	Tonnes (000)	Gold Grade (g/t)	Contained Ounces (000)
Proven	11,600	0.45	167
Probable	41,400	0.76	1,010
Total Proven and Probable	53,000	0.69	1,177

Notes*

  The Mineral Reserves estimate is based on a designed pit, which has been made operational using $1,300/oz gold.
  Within the designed pit shell, proven and probable mineral reserves within delineated mineralized zones were estimated at zero cut-off to reflect mining experience which incorporates planned internal dilution. For all areas outside of the delineated zones, a 0.41 g/t cut-off was applied.
  Contained metal figures may not add due to rounding.
  Surface topography as of December 31, 2016.
  Mineral Reserve estimates for Sao Francisco were prepared by Aura in 2013 and reviewed and audited in 2016 by Farshid Ghazanfari, P.Geo. as a Qualified Person as that term is defined in NI 43-101.

Mineral Resources. The Company estimates that the Mineral Resources at the Sao Francisco mine, as at December 31, 2016 are as follows:

Mineral Resource Category *	Tonnes (000)	Gold Grade (g/t)	Contained Ounces (000)
Measured	525,770	0.78	13,140
Indicated	352,240	0.84	9,513
Total Measured and Indicated Resources	878,000	0.80	22,650
Inferred	119,100	0.68	2,620

Notes*

  The Mineral Resources estimate is based on the reserve pit, plus an optimized shell using $1,600/oz gold, and at a cut-off grade of 0.34 g/t gold.
  Within the final resource shell, measured and indicated mineral resources within delineated mineralized zones were estimated at zero cut-off to reflect mining experience which incorporates planned internal dilution. For all areas outside of the delineated zones, a 0.34 g/t cut-off was applied.
  Contained metal figures may not add due to rounding.
  Surface topography as of December 31, 2016.
  Mineral Resources are inclusive of Mineral Reserves.
  The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.
  Mineral Resource estimates for Sao Francisco were prepared by Aura in 2013 and reviewed and audited in 2016 by Farshid Ghazanfari, P.Geo. as a Qualified Person as that term is defined in NI 43-101.

The following description of the Sao Francisco Mine is the Executive Summary contained in the Sao Francisco Technical Report, which has been updated and conformed to be consistent with other disclosure within this AIF. The entire San Francisco Technical Report is incorporated by reference into this AIF and should be consulted for details beyond those incorporated herein.

Introduction and Property Description

Aura Minerals has prepared a technical report (in this section, the “Report”) compliant with NI 43-101 on the updated Mineral Resource and Reserve estimates pertaining to its Sao Francisco Mine (or, in this section, the “Mine”), located in Mato Grosso State in Brazil. The Mine’s surface and mineral rights are owned by Apoena, a beneficially-owned indirect subsidiary of Aura Minerals. MCB Serviços e Mineração Ltda. (“MCB”) was retained by Aura Minerals in 2010 to prepare an independent technical report which was filed March 30, 2011. MCB recommended that the resource model be updated, and the estimation parameters be modified to improve the reconciliation between the model and production. As a result of MCB’s recommendation, a new mine plan and this Report have been prepared by Aura Minerals to update the Mineral Resource and Reserve estimates pertaining to the Mine.

The Sao Francisco Mine is located in the western portion of Mato Grosso State in west central Brazil, close to the Bolivian frontier some 560 km west of the capital city of Cuiabá.

The Mine consists of four contiguous mining and exploration permits totalling 36,308.34 hectares granted between 1980 and 1982 by the Departamento Nacional da Produção Mineral (“DNPM”), Brazil’s department of national mineral production. The process numbers for the mine permits are 860938/1982 and 860937/1982. The permitting process for the Mine has been completed and all the relevant licenses for the operation of the Sao Francisco Mine are in place. There are no current environmental liabilities or non-compliance issues for the property.

The Sao Francisco Mine is an open-pit, heap leach gold mine that involved two separate gold recovery processes including crushing-gravity gold recovery-heap leach and run-of-mine heap leach up until the start of 2011. As of early 2011, the mine has focused on the more profitable crushing-gravity gold recovery-heap leach process rather than run-of-mine heap leach. The ore contains a significant component of gravity gold, which requires detailed sampling and attention to mine planning to ensure that the gravity gold is recovered prior to placement of ore on the leach pad.1

Location and Accessibility

The Sao Francisco property is located approximately 560 km west of Cuiabá, the capital of Mato Grosso State. There are daily commercial jet flights to Cuiabá from Sao Paulo, Rio de Janeiro and other major Brazilian cities. There is also good road access from Cuiabá to the Sao Francisco Mine. Pontes e Lacerda, the main town close to the mine site, is accessible by a 435 km paved highway from Cuiabá. The open pit is located at approximately 14°50’S latitude and 59°37’W longitude.

Geology and Mineralization

___________________________

1 This footnote is not included the Sao Francisco Technical Report. The Company notes that run-of-mine heap leach is generally restricted to the lower grade uncrushed material that is used to construct access ramps or buttressing.

The Sao Francisco Mine is a shear hosted lode gold deposit. It is epigenetic, structurally controlled, and composed of narrow, 1 to 5 cm wide, quartz veins containing free gold. The veins and vein systems and stockworks both parallel and crosscut the bedding planes and appear to represent separate but closely related mineralizing events.

The regional geological setting for the Sao Francisco Mine and numerous other gold occurrences that comprise the Guaporé Gold Belt of central west Brazil and east central Bolivia is the Aguapeí Mobile and Mafic Arc Belt. This belt follows a major crustal-scale break or shear zone separating the Amazon Craton of Archean-age (3,800 to 2,500 million years ago) on the east from the Paragua Craton of Proterozoic-age (2,500 to 1,600 million years ago) on the west. The belt extends more than 600 km in a NNW-SSE direction and is characterized by a prominent mountain range made up of a 1,200 m thick sequence of Proterozoic-age sedimentary rocks known as the Aguapeí Group.

The Aguapeí Group, the host rocks for the gold mineralization, is a sequence of texturally and mineralogically supermature detrital sediments made up of braided river facies, Aeolian (wind-deposited) dunes, and shallow marine platform facies. Southward along the belt, the lower part of the Aguapeí Group contains interbedded volcanic units and mafic sills and dykes (that may be thrusted from the east). The Aguapeí Group overlies the central part of the Amazon Craton (Brazilian Precambrian Shield), locally known as the Xingu Complex. The Complex contains lower Proterozoic volcano-sedimentary belts elongated in a NW-SE direction and surrounded by Archean metamorphic rock masses. The volcano-sedimentary belts and the Xingu Complex have both been intruded by large bodies of granitic rock. The flat area surrounding the mountain range is believed to be mainly underlain by the Xingu Complex, but most of the area is covered by residual soils with few outcrops and poorly known geology. Prolonged and deep erosion of this continental mass during Proterozoic time was accompanied by the development of basins in which were deposited the 1,200 m thick Aguapeí Group of sediments. These sediments, now metamorphosed, have been mapped over a 300 km strike length in Brazil, and continue southward into Bolivia for at least another 200 km, and then pass again into Brazil.

Structurally, the Aguapeí Group rocks have been subjected to a NW-SE compression that folded the eastern edge of the belt into a series of broad to tight folds. These folds form NNW-SSE ridges that run parallel to the axis of the mobile belt. Faulting, fracturing and shearing have also developed, some running parallel to the axis, but with at least one well-developed NE-SW fracture system that crosscuts the regional trend. The mountain range is bounded on both sides by faults, with the fault on the east dipping away from the range at a shallow angle. This fault separates the Archean basement on the east from the Proterozoic metamorphosed sediments on the west. The internal part of the Aguapeí Mobile Belt away from the mountain front contains extensive plateaus of Aguapeí Group rocks that show little or no deformation.

The known bedrock gold deposits and occurrences in Mato Grosso State are separated into two districts: the Sao Vicente Borda district and the Pontes e Lacerda district (to the south of the Sao Francisco Mine).

The local rocks at the Sao Francisco Mine have been subjected to low-grade metamorphism. They consist of fine to coarse-grained meta-arenites (metamorphic sandstones), with locally reddish-coloured metapelites (metamorphic mudstones) and occasionally metaconglomerates (old pebble beds) of the Fortuna Formation, the basal unit of the Aguapeí Group. The metaconglomerates are composed of quartz pebbles and grains set in a siliceous sandy matrix. Primary sedimentary structures such as cross-bedding, graded bedding, and ripple marks are commonly observed.

The rock units are folded into a series of broad folds that can be traced over several kilometres. The folds trend NNW-SSE and plunge NW. They are faulted and sheared, generally parallel to the folding, and are crosscut by fractures that strike WSW-ENE.

Mineralization is enclosed by a hydrothermal alteration zone (“HAZ”). The HAZ occurs as a regular steeply dipping tabular zone; the depth of the HAZ has yet to be defined by drilling. Alteration associated with mineralization in the HAZ consists of silicification and occasional sericite and chlorite.

The gold occurs as free gold and frequently as coarse nuggets measuring several millimeters in diameter with the quartz, as laminations along the fracture planes, and within limonite boxwork after pyrite and arsenopyrite.

Exploration

Exploration work was conducted at the Sao Francisco Mine between 1985 and 1997 by Santa Elina Industria e Comercio S/A (“Santa Elina”) or companies working for or with Santa Elina. There were no exploration activities from 1998 to late 2003.

Exploration at the Sao Francisco Mine was resumed by Yamana in November 2003 and a total of 49 core holes, a 150 m vertical shaft and 107 m of underground drifts were completed. As well, bulk samples were taken from nine surface trench sites (each about 100 m long x 4 m wide x 2.5 m deep across the strike of the deposit) and the bulk samples ranged in weight from 265 tonnes to 2,208 tonnes each.

The 49 core holes (44 were vertical and 5 were inclined) totalling 15,030 m were drilled across the entire mineralized area to collect material for metallurgical testing. In 2005, Yamana drilled 104 core holes totalling 10,231 m to upgrade Inferred Mineral Resource to Indicated Mineral Resource and create the basis for a Mineral Reserve update.

In addition, an extensive metallurgical testing program was conducted at the Kappes Cassiday and Associates (“KCA”) Reno facilities, where large pilot-sized column leach tests were conducted on the Sao Francisco Mine’s ore. The material was tested at the Sao Vicente facility and pilot-plant sized gravity concentration circuit tests were conducted on-site at the Sao Francisco Mine.

In 2006, Yamana drilled 20 core holes totalling 4,620 m to check the continuity of the gold mineralization along the open strike extensions of the deposit to the northwest and southeast. In 2007, a total of 7,684 m were drilled in 18 core holes by Yamana. Three of these holes were drilled to investigate the extension of the deposit at depth, and the others being infill holes. In 2008, Yamana drilled 9 core holes totalling 2,823 m to infill the depth extension of higher-grade mineralization at the southeast and northwest ends of the deposit.

To the end of December 2008, the drilling totalled 90,580 m in 507 drill holes. The majority of the Mineral Resource has been drilled on a 25 m x 25 m spacing and core recoveries average better than 95%. Note that a limited number of RC holes were drilled by Santa Elina in 1997.

From 1985 to 1997 Santa Elina drilled HX (76.2 mm diameter) and NQ (47.6 mm diameter) holes in order to obtain samples of sufficient size. Both core sizes were sampled in 2 m length, but only half the HX core was sent for analysis, while the whole NQ core was submitted. This sampling methodology was maintained, but in 2007 Yamana changed the protocol and retained one-quarter of the NQ core as an archive. Diamond drilling by Yamana in 2008 used HQ rods, and the core (63.5 mm diameter) was sawn in half for assaying.

From 1990 to 1997, samples were taken at 2 m intervals from one-half of the diamond-sawn core. Samples were crushed on site to quarter-inch and pulverized to minus 2 mm in a hammer mill. A fraction of this was saved for ore characterization, the rest was panned to remove the so-called “gravity” gold (plus 150 mesh), which was then amalgamated and assayed at the Sao Vicente Mine laboratory. The heavies that remained after amalgamation were assumed to contain no gold, but were captured and saved. The entire pan tailings were collected, dried, and split to a 1.8 kg sample and shipped to the Nomos Análises Minerais Ltda (“Nomos”) laboratory in Rio de Janeiro for gold fire assay using a 50 g subsample and an AA finish. The value obtained from this assay was termed the fine or “chemical” gold assay. Therefore, each 2 m interval has two assays, gravity and chemical, and the sum of them being the total gold grade.

The RC holes drilled by Santa Elina were also sampled at 2 m intervals. Sample collection was done using a cyclone installed at the drill rig. One of two splitting devices was set under the cyclone. A “Jones” splitter was used for dry samples, and a rotating hydraulic splitter for wet samples. Both splitters provided for 100% capture of the cuttings with division of the sample product handled automatically. A portion of this sample was dried and sent to the Nomos laboratory and a portion retained in a secure facility on site.

A QA/QC program was carried out for Santa Elina by Bondar Clegg Laboratories Ltd (“Bondar Clegg”) in Vancouver and Geolab (M) Sdn. Bhd (“GeoLab”) in Brazil. The program consisted of the introduction of blanks and standards each 26 samples, duplicates each 10 samples and checks of 5% of the pulps at a second lab. Four of the standards were prepared by Bondar Clegg in a round robin process with material from Santa Elina’s Fazenda Nova project. Mr. Lovstrom (a sampling consultant) concluded at the end of the program in January 1998 that the assay data was acceptable for use in mineral resource estimation.

From 2003 to 2008, samples were collected, prepared and analyzed by Yamana using stringent protocols, as established by Francis Pitard, a sampling consultant from Broomfield, Colorado. The core was photographed in its entirety prior to splitting or sampling and then logged in detail. Samples were collected at 2 m intervals continuously for the full length of the core. The NQ (47.6 mm diameter) core drilled during the initial program was submitted in its entirety for sample analysis to maximize sample size, approximately 8 kg per each 2 m sample, and reduce the coarse gold nugget effect which can occur with small samples.

Later, drilling was done using the larger HQ (63.5 mm diameter) sized core. The core was sawn in half using a diamond rock saw and one-half of the cores submitted for sample analysis and the other half retained for future reference and stored in a secure facility. A 2 m interval sample of HQ half-core yields a sample weighing approximately the same as a 2 m interval sample of NQ whole-core (i.e., 8 kg). The 2 m core samples were carefully labelled using replicate tear-off control tags and sealed in secure plastic bags for shipment to the independent analytical laboratories. Blank samples and standard samples were inserted for QA/QC purposes for every 20 samples submitted for analysis. All sampling and bagging was personally carried out or closely supervised by a company geologist. Samples were then transported by a commercial trucking contractor directly to the Laboratory Lakefield-Geosol (“Lakefield”) or Société Générale de Surveillance do Brasil Ltda (“SGS”), both independent certified analytical laboratories located at Belo Horizonte, Brazil.

Samples were assayed using either fire assay or screen fire assay methods depending on the degree of hydrothermal alteration. Fire assays were completed on samples from areas with low to medium alteration and screen fire assays were carried out on samples having strong hydrothermal alteration. The samples were dried at 110° C and crushed with a jaw crusher so that 95% passed a 10 mesh screen. A 1 kg subsample was then taken using a riffle splitter and pulverized using a ring mill so that more than 95% passed a 150 mesh screen. Standard fire assay methods using a 50 g pulp were then used to determine the gold content.

For the screen fire assays, each sample weighing approximately 8 kg is crushed and pulverized to 150 mesh and then sifted through a 100 mesh plastic sieve. The coarse fraction generally weighs between 30 and 50 g. In this case, the coarse fraction is analyzed in total and the fine fraction is assayed in triplicate after homogenization. Then standard fire assay methods are used to determine total gold content.

Details of the sample security procedures for the pre-2003 sample preparation, analysis, and transportation are no longer available; however the remaining drill core from the Sao Francisco Mine is stored at a secure facility at Apoena’s Sao Vicente Mine, as are the sample pulps and rejects.

For samples from 2003 and onward, the sampling and bagging was carried out or closely supervised by a Yamana geologist. Samples were then transported by a commercial trucking contractor directly to the independent certified analytical laboratories located in or near Belo Horizonte in Minas Gerais State, Brazil. Upon receipt of the samples, the laboratories were instructed to report any apparent tampering or inconsistencies in sample numbering to the company; however, no discrepancies or tampering were encountered.

Apoena conducted a program of exploration through 2009-2011 aiming to check the continuity of the mineralization near the mine. Seventeen drill holes were drilled totalling 3,070 m. Apoena continued to drill and further 43 drill holes were drilled totalling 5,144 m that were unavailable for the September 30, 2011 Mineral Resource and Mineral Reserve estimates.

Metallurgical Testing

Pilot plant scale column leach testing was performed by Santa Elina Desenvolvimento Mineral S.A “SEDM” personnel at the Sao Vicente Mine facilities. The resulting gold extractions ranged from 43% to 80%.

Bottle roll leach tests were performed by KCA in 2004 and the results indicate all ore types are amenable to cyanide leaching with moderate to high recoveries for the ore types tested.

Pilot gravity plant testing was performed in 2004. The main conclusions from the pilot plant tests are that about 30% of total gold content is recoverable in a gravity plant. The gold remaining in the minus 6mm material and the plus 6mm material requires heap leaching methods for recovery. Samples of the minus 6 mm gravity tailings and the plus 6 mm screened material from the three special gravity pilot plant tests were sent to KCA for column leach testing. From the column leach test results KCA projected the ultimate gold recoveries to range from 43% to 84% based on an extrapolation of the data for columns that not yet reached equilibrium conditions.

Mineral Resources

The Mineral Resource for the Sao Francisco Mine has been estimated by Aura Minerals using ordinary kriging and a geological model that defines the high-grade hydrothermal altered zone (“HGZ”), the low-grade hydrothermal alteration zone (“LGZ”) and the saprolite zone that consists of weathered mineralized material near the surface. The block model used blocks measuring 10 x 10 x 10 m. The drill hole data was composited to 5 m intervals and outlier gold grades were not capped at 15 Au g/t. The estimation search strategy used three passes and the search ellipsoid was oriented to align with the variograms. A minimum of two and a maximum of 15 composites were required to make a block grade estimate. The block model was then updated using the September 30, 2011 topography to account for previously mined material and has been limited by an optimized pit using a $1,700 per ounce gold price to estimate Mineral Resources.

Mineral Resources Summary

The September 30, 2011 Mineral Resource is estimated by Aura Minerals to be 10.923 million tonnes of Indicated Mineral Resource at an average grade of approximately 0.95 g/t Au and Inferred Resource of 0.083 million tonnes at an average grade of 0.47 g/t Au, using a long term $1,700 per ounce gold price, and a 0.23 g/t Au cutoff (Table 1-1). Note that the extent of the September 30, 2011 Mineral Resource has been limited by an optimized pit using a $1,700 per ounce gold price. Note that the Mineral Resources are inclusive of Mineral Reserves. Also note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 1-1 – September 30, 2011 Mineral Resource Estimate

Resource Category	Tonnes (‘000)	Au (g/t)	Oz (‘000)
Measured	0	0	0
Indicated	10,923	0.95	334
Measured + Indicated	10,923	0.95	334
Inferred	83	0.47	1

* At 0.23 Au (g/t) cutoff – Note numbers may not add due to rounding.

Mineral Reserve

The estimate of Mineral Reserves is based on a life of mine plan (“LOM Plan”) and plant production schedule developed by Aura Minerals. The Economic criteria using the Lerch-Grossman algorithm for pit limit evaluations, including process recoveries and operating costs are provided in Table 1-2. Industry standard pit optimization followed by detailed design work, set the limits of the final pit to account for practical mining.

Table 1-2 - Pit and Cost Parameters

Pit and Cost Parameters
Bench height (m)	10
Road width(m)	15
Overall Pit Slope (°)	52
Bench face angle (°)	80
Minimum pit bottom(m)	10
Berm width (m) Alternating	10 / 4.3
Ramp slope (%)	10
Gold Price(US$/oz)	1500
Gold Recovery (%)	80
Mining cost (US$/t)	3.34
CGO Plant Cost (US$/t)	7.32
G&A cost (US$/t)	2.76

The September 30, 2011 Mineral Reserve is estimated by Aura Minerals to be 10,9 million tonnes of Probable Mineral Reserve at an average grade of 0.91 g/t Au. The Mineral Reserve has been estimated using a 0.25 g/t Au cutoff. The authors of the Sao Francisco Technical Report note that the Mineral Resource and Mineral Reserve are estimated in accordance with the CIM definitions and are considered NI 43-101 compliant.

Mineral Reserve Summary

The Mineral Reserve estimate is presented in Table 1-3.

Table 1-3 – September 30, 2011 Mineral Reserve Estimate

Ore *	Tonne (t)’000	Au (g/t)	oz’000
Proven	-	-	-
Probable	10,890	0.91	318
Proven + Probable	10,890	0.91	318
Waste	36,512
W/O	3.35

*Reserves at a 0.25 Au (g/t) cutoff– Note numbers may not add due to rounding.

Mining Methods

The Sao Francisco Mine is an open-pit operation that is designed to send a steady feed of crushed gravity leach ore (“CGO”), on a daily basis, to the gravity circuit while lower grade material that was the run-of-mine dump leach ore (“DLO”) is now being stockpiled and will be run through the plant at the end of the mine life.2 Low grade ore and sub marginal material has replaced DLO starting in January 2011. CGO has a 0.40 g/t cutoff, low grade ore (“LGR”) is 0.25 g/t and sub marginal grade (“SMG”) has a 0.15 g/t cutoff. The LGR and SMG material will be stockpiled and fed through as CGO at the end of the mine life if economic.

Mining at the Sao Francisco Mine is carried out by contractors using a combination of hydraulic excavators, front end loaders, and 35 t haulage trucks with typical pit support equipment to sustain the operation. The pit is accessed via a standard access road or ramp 15 m wide at a minus 10% grade which provides access to the benches. Benches are 10 m high, with alternating 4.3 and 10 m wide safety berms.

Production drilling is carried out with 5.5 inch diameter holes and patterns for waste and ore of 6 x 4 m and 3.5 x 4.5 m, respectively. Standard bench height is 10 m, with one meter of sub-grade drilling for floor control. The bottom seven meters of the blast holes are loaded with emulsion type explosives, and a three meters stemmed collar is left at the top of the hole.3

Recovery Methods

The Sao Francisco Mine’s mineral processing system consists of a gravity concentration circuit combined with a multi-lift, heap leach operation. During 2011, the two categories of lower grade material were stockpiled separately. Sub-marginal grade is material between 0.15 g/t Au to 0.25 g/t Au, low grade is material between 0.25 g/t Au to 0.40 g/t Au. CGO or high grade is material above 0.40 g/t Au. The CGO is processed by crushing and gravity concentration, followed by heap leaching of the tailings product from the circuit.4

___________________________

2 This footnote is not included the Sao Francisco Technical Report. The Company notes that DLO is now either used for constructing ramps or buttresses on the heap or is being stockpiled and will be run through the plant at the end of the mine life.

3 This footnote is not included the Sao Francisco Technical Report. Pre-split is used for wall control.

4 This footnote is not included the Sao Francisco Technical Report. The crushing circuit consists of three stages of crushing and has been designed to generate a product of 50% passing less than 6 mm to feed the gravity circuit. The remaining 50% is directed to the leach pads with the gravity tails. Low grade ore is either used for ramp or buttress construction on the heap, or is being stockpiled and will be processed at the end of the mine life, if economic, by treating as CGO.

The crushing circuit consists of three stages of crushing and has been designed to generate a product of 30% passing less than 3.5 mm to feed the gravity circuit. The remaining 70% is directed to the leach pads with the gravity tails. Low grade ore and sub marginal grade material ore is being stockpiled and will be processed at the end of the mine life, if economic, by treating as CGO.

At the heap leach area, CGO is stacked using trucks and track dozers. The leach pad is a multi-lift, single-use type pad. The basic components of the leach pad include a compacted earth foundation (a compacted soil sub-base), a 1.5 mm thick geo-membrane liner, a cushion layer of material on top of the geo-membrane, and a series of perforated plastic drainpipes, which are placed on top of the geo-membrane, under the cushion layer during stacking, to collect leach solutions. Following stacking of the CGO, the ore is irrigated with leach solution and the resulting gold-bearing solutions are collected in a pregnant solution pond prior to further processing for recovery of gold.

A carbon Adsorption/Desorption/Recovery (“ADR”) facility is used for gold recovery. The ADR facility includes a train of five, cascade-type, open-top up-flow carbon adsorption columns, a carbon desorption system, a carbon acid wash circuit, a precious metals recovery circuit that utilizes electro-winning, and a complete smelting system for gold production. Gravity plant concentrates and the loaded cathode material from the carbon recovery plant are combined and smelted to produce a gold doré product.

Project Infrastructure

The existing Mine camp facilities include lodges, administrative offices, medical clinic, restaurant, and a gravel air strip.

National electrical service is available from Pontes e Lacerda approximately 50 km from the Sao Francisco Mine. Sufficient water to supply the mining operations is available at the Mine from streams and groundwater.

Environmental Studies, Permitting and Social Impact

The Sao Francisco Mine is designed to prevent short-term environmental damage and to minimize long-term environmental effects. The environmental and reclamation programs were developed to comply with Brazilian regulatory requirements and to restore the property to productive use after production has ceased.

The closure and reclamation plan proposes that the open pit remains as a permanent feature, but it will have berms installed to prevent public access. At the end of the operation, the pit will be transformed into a lake depending on the outcome of the appropriate studies. The waste rock stockpiles will be constructed in lifts at their natural angle of repose, with setbacks between lifts and the overall waste dump slopes will be approximately 2.2 to 1.0 (horizontal to vertical) and will remain at this slope at closure. The horizontal surfaces will be re-vegetated, and natural re-vegetation will proceed on the slopes.

The ore processing plants and support facilities will be removed and the heap leach pads will be neutralized, re-contoured, and the land re-vegetated. The concrete pads and foundations will be removed and the roads and other operating surfaces will be reclaimed and re-vegetated. Reclamation activities will be initiated as soon as portions of the Mine are no longer required. The current Mine budget includes approximately $11.3 million for reclamation and closure.

The Sao Francisco Mine operation has a valid environmental license. There are no current environmental liabilities or non-compliance issues for the property.

Capital and Operating Costs

The sustaining capital expenditures (“CAPEX”) are estimated by Aura Minerals to be US$ 15.9 million, as shown in Table 1-4. The 2011 unit operating cost breakdown for the Sao Francisco Mine is shown in Table 1-5.

Table 1-4 –Capital Expenditures

Area (US$ 000)	2012	2013	2014	2015	Total
Mine Equipment, dewatering	600	600	150		1,380
Plant Sustaining Projects	800	800	200		1,840
ADR Sustaining capital	600	600	150		1,380
Reclamation and Closure	0	0	8,365	2,910	11,275
Total Capital	2,000	2,000	8,865	2,910	15,875

Table 1-5 - 2011 Operation Cost Breakdown

Area	Unit Costs
Mine (US$/t moved)
Drilling	0.39
Blasting	0.35
Haulage/Loading/Auxiliary (Contractor)	2.09
Engineering and Operations Management	0.11
Total Mine (US$/t moved)	2.94
Process ($/t processed)
Crushing and Stacking	2.58
Gravity	0.81
Leaching / Cyanidation	4.11
ADR/Electrolysis/Smelting	1.65
Total ($t processed)	9.15
G&A ($/t processed)	2.77

Economic Analysis

A post-tax Cash Flow Model has been developed for the LOM production schedule and capital and operating cost estimates. For all periods the after tax cash flow is positive, supporting the reserve designation. A sensitivity analysis has been completed that examined gold price, and operating costs. None of the sensitivities show a negative net present value.

Interpretations, Conclusions and Recommendation

Aura Minerals has prepared a technical report compliant with NI 43-101 on the Mineral Resources and Mineral Reserves pertaining to its Sao Francisco Mine, located in Mato Grosso State in Brazil. The Sao Francisco Mine is an open-pit, heap leach gold mine that involves two separate gold recovery processes including crushing-gravity gold recovery-heap leach and run-of-mine heap leach up until the start of 2011. As of early 2011, the mine focused on the more profitable crushing-gravity gold recovery-heap leach process than run-of-mine heap leach. The ore contains a significant component of gravity gold, which requires detailed sampling and attention to mine planning to ensure that the gravity gold is recovered prior to placement of ore on the leach pad.

The Sao Francisco Mine is a shear hosted lode gold deposit. It is epigenetic, structurally controlled, and composed of narrow, 1 to 5 cm wide, quartz veins containing free gold. The veins and vein systems and stockworks both parallel and crosscut the bedding planes and appear to represent separate but closely related mineralizing events.

The resource model was updated from the March 2011 estimate since the reconciliation between the model and production was poor. The current model developed by Aura Minerals shows better confidence for predictability. Subsequently operating costs and design parameters were updated and a new mine plan was developed. The results show that a downgrade of reserves and resources were necessary over previous estimates, but the new mine plan is a better indicator of future production.

The economic results show that the deposit can be mined at a profit. Significant risks to the project’s economics, along with mitigation measures include:

•	Mechanical breakdown of plant equipment – unforeseen failure is always a risk, but through maintenance programs, and the availability of critical spares, this risk can be managed.

•	Continued resource model reconciliation issues – not achieving predicted grade and tonnes poses a risk. Monthly updates are ongoing to analyze and react to any potential problems. As the pit deepens, the grade of ore mined has been forecasted to improve.

•	Availability of consumables – Mine management must continually be aware of any shortfalls of consumables such as cyanide and explosives and quickly source other suppliers.

Is it recommended that as mining progresses, continued reconciliation needs to be reviewed and if parameters change, an update of the mine plan should be developed. It is also recommended that the operating costs should be reviewed on a regular basis to ensure operating cutoffs are still valid. It is further recommended that the south east area of the open pit be reviewed to optimize the amount of recovered gold ounces. The pit was reduced in size slightly to account for a waste dump and dewatering lines. Lastly, it is recommended that the long term model be updated to incorporate the additional drilling (43 drill holes totalling 5,144 m: holes SF-530 to SF-572) by Aura Minerals that were not available for the September 30, 2011 Mineral Resource estimate.

Aranzazu Update. In December 2014, the Company completed an optimization study for the Aranzazu mine with the goal of identifying an operating model that would improve the project economics and eliminate the risk by reducing both costs of production and capital expenditures and increasing production in order to generate a short-term return on our investment. The study was unable to identify an operating alternative that provided a short-term positive return on Aranzazu in the absence of available additional financing to maintain or expand the operation and therefore the decision to suspend the operation and place it on care-and-maintenance was made.

On January 15, 2015, the Company announced that all mining activities at the Aranzazu mine would be temporarily suspended and that all capital projects, including underground development work would also be deferred. Processing of copper concentrates would continue until the economic stockpiles were depleted. As a result, the budget for the year ending December 31, 2015 has been significantly reduced, with a focus on preserving both the optionality and integrity of the Aranzazu asset. The Company will continue activities to protect the asset and assess alternative methods to develop the project in a more economic manner; however management’s expectation of achieving a suitable return on investment in the current metal pricing environment has been diminished. As of the date of the AIF, Aranzazu is on full care and maintenance.

On August 7, 2015 the Company announced the results of the Preliminary Economic Assessment (“PEA”) NI 43-101 Report for the recommencement of operations at the Aranzazu mine and on September 14, 2015 published the PEA entitled Preliminary Economic Assessment of the Re-Opening of the Aranzazu Mine, Zacatecas, Mexico.

Serrote Update. The Company's core development asset is the copper-gold-iron Serrote da Laje project in Brazil. The Company is considering a revised development and operating plan that may require lower capital expenditures and that features an earlier phased execution schedule than that reported in the technical report dated October 15, 2012, with an effective date of September 4, 2012, and entitled NI 43-101 Technical Report on the Feasibility Study for the Serrote da Laje Project, Alagoas State, Brazil prepared by Micon International Limited under the guidance of SNC-Lavalin Inc. As of the date of the AIF, the Serrote project is on full care and maintenance.

DIVIDENDS

No dividends have been paid, or distributions made, by the Company on its Common Shares or other securities within the three most recently completed financial years. The Company anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends or distributions will be at the discretion of the Board after taking into account many factors, including the Company’s financial condition and current and anticipated cash needs.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “ORA”. The following sets out information relating to the monthly trading of the Common Shares on the TSX for 2016. Please note that the information below is presented on an adjusted post-consolidation basis.

2016 Period	Closing High (C$)	Closing Low (C$)	Volume
January	1.80	1.55	98,981
February	1.90	1.60	107,720
March	2.00	1.60	69,766
April	2.10	1.60	98,466
May	2.70	1.65	163,392
June	2.80	2.05	120,688
July	2.70	2.00	119,840
August	2.80	2.30	140,301
September	3.10	1.55	263,617
October	2.40	1.20	381,027
November	1.60	0.85	276,900
December	1.00	0.80	83,577

The price of the Common Shares as quoted by the TSX at the close of business on December 30, 2016 was C$1.60 and on March 23, 2017 was C$1.59.

During the year ended December 31, 2016, the Company issued the following securities (each convertible into one Common Share) that are not listed on the TSX. Please note that the information below is presented on an adjusted post-consolidation basis.

Date of Issuance	Number and Type of Security Issued	Exercise Price
February 5, 2016	395,500 - Options	C$1.85
October 2, 2016	350,000 - Warrants	C$5.00*

*Note: pursuant to the terms and conditions of the warrant, the exercise price is currently C$4.99.

DIRECTORS AND OFFICERS

Directors

The Board of Directors consists of five directors: Paulo Carlos de Brito (Chairman), Jim Bannantine, Patrick Mars, Stephen Keith and Juarez Saliba de Avelar. The Board has the following committees:

•	Audit Committee: Stephen Keith (Chairman), Patrick Mars and Juarez Saliba de Avelar

•	Governance & Compensation Committee: Stephen Keith (Chairman), Patrick Mars and Juarez Slaiba de Avelar.

The principal occupation, business or employment and the province or state and country of residence of each of the Company’s directors within the last five years is disclosed in the brief biographies set out below.

Paulo Carlos de Brito, Chairman of the Board and a Director (Sao Paulo, Brazil). Mr. Brito was appointed the non-executive Chairman of the Board in May 2016. Mr. Brito is a businessman with over 45 years of experience in mining, energy and agricultural businesses. Mr. Brito has worked extensively in and outside of Brazil including most of Latin America. Mr. Brito has founded several companies including Cotia Trading. S.A. (a trading company), Mineracao Santa Elina Ind. E Com. S.A. (a mining company focused on the development, exploration and research of various minerals) and Biopalma da Amazonia S.A. (a palm oil production company). Mr. Brito serves on the Boards of Quanta Geracao S.A. (a company engaged in the generation and marketing of hydroelectric power) and Sertrading S.A. (a trading company). Other than the shares owned by Northwestern Enterprises Ltd. (approximately 52.6% of Company’s issued and outstanding), Mr. Brito does not beneficially own any additional shares of the Company.

Jim Bannantine, Director (Florida, USA). Mr. Bannantine joined Aura Minerals in October 2011 and was the Company’s President and CEO from October 2011 to January 2017. Prior to joining Aura Minerals, Mr. Bannantine served as CEO of Intercap Energy Systems, a provider of systems and software to electric utilities and large commercial, campus and government customers. From 2005 to early 2010, Mr. Bannantine was a partner in Atlantic Capital Group and served as Managing Partner of their private equity activities, responsible for origination, investment due diligence, negotiation of transactions, investment pricing and structuring and fund raising. Between 2001 and 2005, Mr. Bannantine founded Acumen Capital, LLC, a private equity firm. From 2001 through 2002 Mr. Bannantine led and then sold a start-up company, Dorsal Networks, to Corvis Corporation (NASDAQ: CORV). Corvis subsequently became Broadwing Corporation (NASDAQ: BWNG), a $900 million telecom company, where Mr. Bannantine served as President and Chief Operating Officer from 2003 through 2005. Mr. Bannantine worked with Enron Corporation for ten years, from 1990 to 2000, holding several top management positions, including six years in Brazil, most notably as Chief Executive Officer for Enron South America, the power and pipeline division of Enron with assets of $3.5 billion and 4,500 employees. Prior to Enron, Mr. Bannantine served in the United States Army as Contracting Officer for the Corp of Engineers in Honduras, and as an Assistant Professor of Economics and Finance at the US Military Academy. Mr. Bannantine received an MBA from the Wharton School with Distinction and is a West Point Distinguished Graduate. He is a licensed Professional Engineer and is a board member of several private companies, organizations and charities.

Patrick Mars, Director (Ontario, Canada).  Mr. Mars was appointed a director in January 2006 and acted as the non-executive Chairman of the Board from March 2008 to May 2016. Mr. Mars is a corporate director with extensive experience in mining financing and analysis gained during his career of over 30 years in the Canadian investment industry. For the majority of his career he was with Alfred Bunting & Co./Bunting Warburg, a Canadian investment dealer and stockbroker where he was President and CEO from 1981 to 1994. During this time, he served three year terms both as a governor of the Toronto Stock Exchange and director of the Investment Dealers Association. Presently, he is a director of Yamana Gold Inc., Carpathian Gold Inc. and Sage Gold Inc. Mr. Mars is also the President of P.J. Mars Investments Limited, a private company, and sits on the board of directors of the Renascent Foundation, a charitable organization.

Stephen Keith, Director (Ontario, Canada). Mr. Keith was appointed a director of the Company in August 2011. Mr. Keith has worked on projects in more than 30 countries, with a concentration in Latin America. He has over 16 years of experience working with mining and energy companies, spearheading projects through feasibility studies, engineering design, project management and construction. He has engaged in over C$2 billion in financings and merger and acquisition deals for natural resource projects. Mr. Keith is currently the President of GrowMax Resources Corp. (TSX-V:GRO), a company focused on exploration and development of phosphate and potassium-rich brine resources.  Mr. Keith was formerly the Managing Director of Fertoz Ltd. (ASX:FTX), an emerging agribusiness progressing towards commercial production of organic phosphate in Canada and an expanding fertiliser distribution business in Australia; the former President and CEO of Recife Gold, an emerging explorer and developer of gold assets in Brazil; the President and CEO of Search Minerals Inc. (TSX-V:SMY), a company focused on the exploration and development of Strategic Metals; and a founder and the President and Chief Executive Officer of Rio Verde Minerals Development Corp. (TSX:RVD), a company he took from concept to listing onto the TSX, with over $30 million completed in equity financings. Mr. Keith led Rio Verde until its acquisition by B&A Fertilizers Limited on March 13, 2013. Mr. Keith has previously held the titles of Vice President, Corporate Development at Plutonic Power Corporation; Director, Investment Banking at Thomas Wiesel Partners; Vice President, Investment Banking at Westwind Partners Mining Group; and Manager, Technical Services with Knight Piesold Consulting. He holds a BSc, Applied Science (Queen's University), an International MBA (York University, Schulich School of Business) and a PEng (Ontario and British Columbia).

Juarez Saliba de Avelar (Rio de Janeiro, Brazil). Mr. Saliba was appointed a director of the Company in August 2016. Mr. Saliba was previously the CEO of Zamin Ferrous in 2014 and previous to that he was an Executive Officer of Companhia Siderurgica Nacional (CSN), one of the largest steel-makers in Brazil between 2011 and 2013. Prior to that, he was CEO of Steel do Brasil from 2010 to 2011 and before that he headed up Companhia Siderurgica Nacional’s (CSN) iron ore operations for seven years. He had a 17 year-long career at Vale, the world’s largest iron ore producer and exporter group, including a year as CEO of Ferteco, one of Vale’s acquired companies and he managed the successful integration of Vale’s acquisitions including Samitri and Socoimex. During his time at Vale, he held managerial positions where he was responsible for the operations and administration of Vale’s north and south Brazilian assets, including managing the mines, railways and ports as well as planning and implementing Vale’s strategy for the consolidation of the iron ore industry in Brazil. Mr. Saliba holds a degree in Mining Engineering from the Federal University of Minas Gerais (UFMG) in Brazil.

Officers

The executive officers of the Company are: James Bannantine, President and CEO; Rory Taylor, CFO; Ryan Goodman VP, Legal Affairs and Business Development; Fernando Cornejo, VP Projects; and Monty Reed, General Manager San Andres Mine.

The principal occupation, business or employment and the province or state and country of residence of each of the Company’s executive officers within the last five years is disclosed in the brief biographies set out below.

Rodrigo Barbosa, President, Chief Executive Officer (Florida, USA). Mr. Barbosa was appointed the Company’s President and Chief Executive Officer in January 2017 (Mr. Barbosa joined Aura Minerals in October 2016 as its CFO). Mr. Barbosa was previously the CEO of Tavex / Santista, a world-leading integrated manufacturer of denim with worldwide operations including Brazil, Mexico and the US. During his tenure at Tavex / Santista, Mr. Barbosa led a successful strategic, finance, marketing and operations turnaround. Prior to Tavex / Santista, Mr. Barbosa was the CFO of the investment holding company of Camargo Correa Group, one of the largest conglomerates in Brazil and parent company of Tavex / Santista. As CFO he spearheaded M&A transactions totaling over USD$3.0 billion and structured and placed over USD$2.5 billion in debt. Mr. Barbosa has served as a board member of leading public infrastructure companies in Brazil and worked as an investment banker for BBA Creditanstalt in Brazil (now Itaú Bank). In North America, Mr. Barbosa has previously worked for Potash Corporation. Mr. Barbosa has an MBA from the University of Southern California (USC) and a Bachelor of Mechanical Engineering from the Universidade Mackenzie (Sao Paulo, Brazil). He is fluent in Portuguese, Spanish and English.

Ludovico Costa, Special Advisor to the CEO (Sao Paulo, Brazil). Mr. Costa joined the Company as a special advisor to the CEO in January 2017. Mr. Costa has over 35 years of extensive mining experience in both Brazilian and international companies including open pit and underground mining operations. In addition to several other senior management positions, Mr. Costa was the former COO of Yamana Gold Inc. Mr. Costa has a degree in Mining Engineering from the University of Sao Paulo and is fluent in English, Portuguese and Spanish.

Ryan Goodman, VP Legal Affairs & Business Development (Florida, USA). Mr. Goodman joined Aura Minerals in June 2012. Mr. Goodman acts as the Corporate Secretary of the Company and has been involved in all of the Company’s significant transactions since joining. Prior to joining Aura Minerals, Mr. Goodman practiced corporate and securities law for over 10 years representing mining companies in the Americas in connection with initial public offerings, private placement funding, takeovers and mergers, the acquisition and disposition of mineral properties and public company maintenance and compliance including corporate governance and public disclosure. Mr. Goodman is a graduate of the University of Manitoba and is a member of the Upper Canada and British Columbia Law Societies.

Fernando Cornejo, VP Projects (Ontario, Canada). Mr. Cornejo joined Aura Minerals in April 2014. Mr. Cornejo brings over 16 years of experience in the mining sector including operations, mineral processing and project management. Prior to joining Aura Minerals, Mr. Cornejo held executive and project management roles with Jacobs Engineering and the SGS Group in Canada, Mexico and Peru, as well as operational roles with Rio Tinto in Canada and BHP Billiton in his native, Peru.  Mr. Cornejo holds a Master’s Degree in Chemical Engineering from Ecole Polytechnique de Montréal, a Bachelors Degree in Chemical Engineering from Universidad Nacional de San Agustin Peru, a Master Certificate in Project Management from York University and is a member of the Professional Engineers of Ontario.

Monty Reed, General Manager, San Andres Mine, Honduras (Florida, USA). Mr. Reed joined Aura Minerals in August of 2011 as General Manager for the San Andrés operation. He brings to Aura 35 years of exploration, geology, engineering, mine development, maintenance and operations experience in North and South America and Europe. Prior to joining Aura, Mr. Reed was General Manager for the Pitarilla development project in Durango, Mexico for Silver Standard. Previously Mr. Reed held positions of increasing responsibility for Carbones de la Guajira in Venezuela, various sites for Placer Dome and was part of the mine start-up team for the highly-successful Gros Rosebel operation in Suriname for Cambior/IAMGOLD. Other senior management positions held include COO for Sargold Resources and President of Sardinia Gold Mines in Italy. Mr. Reed holds a bachelor´s degree in geology from the University of Colorado.

Jorge Camargo, General Manager, Brazil Operations (Rio Grande do Sul, Brazil). Mr. Camargo joined Aura Minerals in January 2010. He brings to Aura over 28 years’ experience in base and precious metals. Mr. Camargo has extensive experience in exploration, mineral resource evaluation, mine development and mining operation including ore processing from carbon-in-leach (CIL), carbon-in-pulp (CIP) and heap leach operations. Mr. Camargo is focused on cost reduction and has extensive experience with ISO 18000-OHS Management System and ISO 14001-Environmental Management System. Mr. Camargo has held various senior positions in multinational mining companies in both South America and Central America.

Security Holding

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, or control or direct, directly or indirectly, 17,934,328 Common Shares, representing approximately 53.66% of the total number of Common Shares outstanding before giving effect to the exercise of stock options to purchase Common Shares and share units held by such directors and executive officers.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company (or a Subsidiary of the Company) and any director or officer of the Company (or a Subsidiary of the Company), except that certain of the directors and officers serve as directors, officers or members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company relies upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts have been disclosed by such directors and officers in accordance with the BVI Business Companies Act and the Company’s Memorandum of Associate and Articles of Association and they have governed themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, exploration, development and operation of mining properties. The following risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company:

Operating Risks

Mining operations generally involve a high degree of risk. Aura Minerals’ operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling, blasting, mining and processing of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are being taken, mineral-process operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses will be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Aura Minerals will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; the presence of deleterious elements; metal prices that are highly cyclical; costs of construction and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

On June 23, 2016 the Company completed the acquisition of the Ernesto/Pau-a-Pique mine and there is no certainty that the mine will be successfully put back into production. On January 15, 2015 the Company announced that all mining activities at the Aranzazu mine would be temporarily suspended and that all capital projects, including underground development work would also be deferred. The Aranzazu mine is currently on care-and-maintenance and there are no assurances as to when the mine will restart production, if ever. The Company has limited history with the building and development of a mine. The Serrote Project is in the early stages of development and there is no certainty that the project will be built or put into production. The Serrote Project is currently on care-and-maintenance.

We are subject to risks related to community relations and community action.

As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations and financial condition. Further, certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which we operate. They may install road blockades, apply for injunctions for work stoppage and file lawsuits for damages. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on our operations. We seek to operate in a socially responsible manner applying international industry best-practice programs. However, there can be no guarantee that our efforts in this respect will address these risks.

Market Fluctuation and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as the supply and demand for minerals, the rate of inflation, the number of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. Accordingly, the profitability of the Company’s operations is highly correlated to the market prices of these metals, as is the ability of the Company to develop its other properties. If metal prices were to decline for a prolonged period below the Company’s cost of production, it may not be feasible to continue production or to continue the development of new mine properties.

The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company’s control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors, which may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

The Company can reduce its exposure against fluctuations in the price of gold and copper by using hedging instruments for a portion or all of its gold and copper production, such as forward contracts and put options. Various strategies are available using these instruments. Although hedging activities may protect a company against a lower gold and copper price, they may also limit the price that can be realised on gold and copper subject to forward sales and call options where the market price exceeds the price in forward sale or call option contracts.

Funding Needs, Liquidity Risk and Going Concern

In order to fund the costs associated with the exploration, development, mining, and processing of minerals from the Company’s properties and the Company’s mine plans, and to meet expected future obligations, the Company may, from time to time, be required to obtain additional financing. Metal prices, environmental rehabilitation and restitution, revenue taxes, transportation and other operating costs, capital expenditures and geological results are also factors which may have an impact on the amount of additional financing that may be required. To meet such funding requirements, the Company may be required to undertake additional equity or debt financing, both of which could be dilutive to shareholders.

Debt financing, if available, may also involve certain restrictions on operating activities or include financial covenants, such as accompanying gold and copper hedging requirements and minimum liquidity levels, or restrict the Company’s ability to enter into additional financing arrangements. In light of continuing global economic challenges, there is no assurance that such equity or debt financing will be available to the Company or that these financings would be obtained on terms favourable to the Company, which may adversely affect the Company’s business, financial position and may result in a delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests. There is no assurance that the Company will be able to raise the required funds on an ongoing basis which raises significant doubt about the Company’s ability to continue as a going concern.

Foreign Operations Risks

Political and related legal and economic uncertainty may exist in the countries where the Company operates, or may operate in the future. The Company’s mineral exploration, development and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry.

Presently, all of the Company’s mineral properties are located in Honduras, Brazil and Mexico. While the Company believes that Honduras, Brazil and Mexico currently provide a stable environment for mining companies to operate in, there can be no assurance that changes in the government or laws of Honduras, Brazil or Mexico or changes in the regulatory environment for mining companies generally or for non-domiciled companies in Honduras, Brazil or Mexico will not be made that would materially and adversely affect the Company.

Government Regulations, Consents and Approvals

Exploration, development and mining activities are subject to laws and regulations governing health and work safety, employment standards, environmental matters, mine development, prospecting, mineral production, exports, taxes, labour standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of permits and agreements applicable to the Company or its properties which could have a material adverse impact on the Company’s operations and exploration programs and future development projects.

On October 31, 2013 the Mexican government approved a tax reform package which was published in the Mexican Official Gazette on December 11, 2013 which became effective January 1, 2014. On January 23, 2013 the Honduran government passed a new mining law in Honduras which increased royalties and taxation and amended certain environmental regulations which will increase the Company’s operating cost base in Honduras.

Where required, obtaining necessary permits and licences can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on the business, financial condition or results of operation of the Company.

Increase in Production Costs

Changes in the Company’s production costs could have a major impact on its profitability. Its principal production expenses are contractor costs, materials, personnel costs and energy. Changes in costs at the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, increased costs (including explosives, oil, steel, cyanide and other consumables), union demands and scarcity of labour, and could result in changes in profitability or reserve estimates. Many of these factors may be beyond the Company’s control.

The Company relies on third party suppliers for a number of raw materials. Any material increase in the cost of raw materials, or the inability of the Company to source viable and economic alternative third party suppliers for the supply of its raw materials, could have a materially adverse effect on the Company’s results of operations or financial position.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Environmental and Safety Regulations and Risks

Environmental laws and regulations may affect the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily where there is evidence of serious breaches of environmental laws and regulations, health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or non-compliance with environmental laws or regulations. The Company seeks to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards, as discussed further under the heading “Description of the Business – Social and Environmental Policies”. There is a risk that environmental laws and regulations may become more onerous, making it more costly for the Company to remain in compliance with such laws and regulations. Details and quantification of Aura Minerals’ mine closure and restoration obligations are set out in Note 15 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

Competition, Retention of Key Personnel

The mining industry is intensely competitive in all of its phases and the Company competes with many companies that possess greater financial and technical resources. Competition in the metals and mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining and metals industry could materially and adversely affect the Company’s prospects for mineral exploration and success in the future.

The success of the Company is dependent on senior management. The experience of these individuals will be a factor contributing to the Company’s continued success and growth. The loss of one or more of these individuals could have a material adverse affect on the Company’s business prospects.

Uncertainty in the Estimation of Mineral Resources and Reserves

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company convert NI 43-101 compliant mineral resources into mineral reserves, continue to develop its resource base through the realization of identified mineralized potential, and/or undertake successful exploration or acquire new resources.

The figures for mineral resources and reserves contained in the Company’s continuous disclosure documents filed on SEDAR (www.sedar.com) are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that the mineral resources and reserves could be mined or processed profitably. Actual reserves, if any, may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels. There are numerous uncertainties inherent in estimating mineral resources and reserves, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral resources and reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, the presence of deleterious elements, reduced recovery rates and other factors may result in revision of its resource and reserve estimates from time to time or may render Aura Minerals’ resources and reserves uneconomic to exploit. Resource and reserve data is not indicative of future results of operations. If Aura Minerals’ actual mineral resources and reserves are less than current estimates or if the Company fails to develop its resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected.

Currency Risk

Fluctuations in currency exchange rates may significantly impact the Company’s earnings and cash flows. The appreciation of the Honduran lempira, Brazilian real and Mexican peso against the US dollar would increase the cost of exploration, development and operation of the Company’s mineral properties located in Honduras, Brazil and Mexico which could have a material adverse effect on the financial condition, results of operations or cash flow results of the Company. The inability of the Company to obtain or to put in place effective currency hedges could materially increase exposure to fluctuations in the currencies, which could affect the Company’s financial position and operating results.

Write-downs and Impairments

Mining and mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition. The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable, which becomes more of a risk in the global economic conditions that exist currently. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation. Refer to Note 11 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

In addition, with a weaker global economy, there is a larger risk surrounding inventory valuations. The assumptions used in the valuation of work-in process inventories by the Company include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, assumptions of the amount of copper that will be crushed for concentrate, assumptions of the amount of gold and copper in these mill circuits and an assumption of the gold and copper price expected to be realized when the gold and copper is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s results and financial position.

Mineral Titles

Although the Company has obtained title opinions for the principal properties that it owns, controls or has the right to acquire by option or agreement, there is no guarantee that title to such mineral property interests will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the mineral property interests which, if successful, could impair development and/or operations.

Market Price of Common Shares

The common shares are listed on the TSX. The price of the Common Shares is likely to be significantly affected by short-term changes in gold and/or copper prices or in the Company’s financial condition or results of operations as reflected in its quarterly and annual earnings reports. Other factors unrelated to the Company’s performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. Aura Minerals might also become subject to liability for pollution or other hazards that may not be insured against or that the Company may elect not to insure against because of premium costs or other reasons. Losses from these events or delays in cash receipt from an insurance claim recovery may cause Aura Minerals to incur significant costs and cash outflows that could have a material adverse effect upon its financial performance and results of operations.

Risks Inherent in Acquisitions

The Company may actively pursue the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; ability to achieve identified and anticipated operating and financial synergies; unanticipated costs; diversion of management attention from existing business; potential loss of the Company’s key employees or key employees of any business acquired; unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and decline in the value of acquired properties, companies or securities.

To acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional Common Shares or other securities, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to explore, develop and operate its properties and could dilute existing shareholders and decrease the trading price of the Common Shares. There is no assurance that when evaluating a possible acquisition, the Company will correctly identify and manage the risks and costs inherent in the business to be acquired. There may be no right for the Company shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Any one or more of these factors or other risks could cause the Company not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on the Company’s financial condition.

Litigation

Legal proceedings may arise from time to time in the course of the Company’s business. There have been a number of cases where the rights of mining and exploration companies have been the subject of litigation. The Company cannot guarantee that such litigation will not be brought against it in the future or that it may be subject to any other form of litigation.

It may be difficult for investors to enforce judgments against directors, officer and experts resident outside of Canada.

Some or all of the directors and officers of the Company and some or all of the experts named in this annual information form reside outside of Canada. Some or all of the assets of those persons and the Company may be located outside of Canada. It may not be possible for investors to collect from the Company or enforce judgments obtained in courts in Canada predicated on the civil liability provisions of Canadian securities legislation against the Company, the directors, the officers of the Company and certain of the experts named in this AIF. Moreover, it may not be possible for investors to effect service of process within Canada upon the directors, officers of the Company and experts referred to above.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for its Common Shares is TSX Trust, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1.

INTERESTS OF EXPERTS

The following persons and companies have prepared or certified a statement, report, valuation or opinion on behalf of the Company as follows during the twelve months ended December 31, 2016, and to the date of this AIF:

•	PricewaterhouseCoopers LLP (“PwC”) prepared an audit report as auditors of the Company for the financial year ended December 31, 2016. PwC has advised the Company that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

•	The EPP Technical Report dated January 13, 2017 was prepared by a consortium of consultants led by P&E Mining Consultants Inc. and included Mr. Eugene Puritch, P.Eng. Mr. Andrew Bradfield, P.Eng. Mr. Alexandru Veresezan, P.Eng. Mr. David Orava, M.Eng., P.Eng. Mr. Richard Routledge, M.Sc., P.Geo. Dr. Richard Sutcliffe, Ph.D., P.Geo. Mr. David Burga, P.Geo. Ms. Jarita Barry, P.Geo. Mr. Fernando A. Cornejo, M.Eng., P.Eng. (Aura Minerals Inc.) Mr. Marcelo Batelochi, AusIMM, (CP) (MCB Consultants) Ms. Diane Lister, P.Eng. (Altura Environmental Consulting) Dr. Robert Mercer, Ph.D., P.Eng. (Knight Piesold Ltd.) Mr. Bradley Howe, P.Eng. (Paterson & Cooke Canada Inc.) Mr. Graham Holmes, P.Eng. (Jacobs) Mr. Matthew Fuller, CPG (Tierra Group International Ltd.).

•	The EPP technical report dated May 25, 2016 was prepared by a consortium of consultants led by P&E Mining Consultants Inc. and included Mr. Eugene Puritch, P.Eng. Mr. Andrew Bradfield, P.Eng. Mr. Richard Routledge, M.Sc., P.Geo. Dr. Richard Sutcliffe, Ph.D., P.Geo. Mr. David Burga, P.Geo. Ms. Jarita Barry, P.Geo. Mr. Fernando Cornejo, M.Eng., P.Eng. (Aura Minerals Inc.) Mr. Marcelo Batelochi, AusIMM, (CP) (Geologist, MCB Consultants) Ms. Diane Lister, P.Eng. (Altura Environmental Consulting).

•	Farshid Ghazanfari, M.Sc., P.Geo, Resource Manager-Consultant prepared the Mineral Resource and Mineral Reserve updates as of December 31, 2016 for the San Andres, EPP and Sao Francisco Mines.

The aforementioned companies and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to, or following the preparation of the reports, and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involves the election of directors. Financial information is provided in the Company’s annual audited consolidated financial statements for the year ended December 31, 2016 and the MD&A relating thereto and may be found on SEDAR or be obtained free of charge by contacting the Company.

AUDIT COMMITTEE DISCLOSURE

Pursuant to National Instrument 52 110 – Audit Committees (“NI 52-110”), companies that are required to file an AIF are required to provide certain disclosure with respect to their audit committee.

Overview. The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal controls, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the Board.

The Audit Committee’s Charter. The Board has adopted a charter for the Audit Committee which sets out the committee’s mandate, organization, powers and responsibilities. A copy of the charter reproduced below.

Composition of the Audit Committee. As of the date of this AIF the Audit Committee consists of Stephen Keith (Chairman), Patrick Mars and Juarez Saliba de Avelar. The Audit Committee met four times during the most recently completed financial year, with all members of the committee in attendance at each meeting. During this period, each member of the Audit Committee has been “independent” and “financially literate”, in accordance with National Instrument 52-110, “Audit Committees”.

Relevant Education and Experience. Please see the description of the education and experience of each of the Company’s three current Audit Committee members, which is relevant to the performance of his or her responsibilities as an Audit Committee member, under the heading “Directors and Officers”.

Pre-Approval Policies and Procedures. Pursuant to its charter, the Audit Committee has the sole authority to pre-approve all non-audit services (including fees, terms and conditions for the performance of such services) to be performed by the external auditors.

External Auditor Service Fees. The following table discloses the fees (exclusive of HST and disbursements) billed to the Company by its external auditor in each of the last two financial years:

Financial Year End	Audit Fees (1)	Audit Related Fees (2)	Tax Fees	All Other Fees (3)
December 31, 2016	Est. $551,100	Est. $50,000	Nil	$10,500
December 31, 2015	$555,100	Nil	Nil	Nil

Notes:

(1)	The aggregate fees billed for audit services, including the preparation of an audit plan, audit of consolidated financial statements and review of the MD&A, preparation of report to Audit Committee and preparation of independent letter.
(2)	The estimated aggregate fees billed for professional services rendered by the external auditor in connection with the audit of the business combination under IFRS 3 for the EPP Project.
(3)	The aggregate fees billed for professional services rendered by the external auditor in connection the review of the transaction related to the EPP Project.

Audit Committee Charter

The text of the Audit Committee’s charter is reproduced below:

A.	PURPOSE

The Audit Committee (the “Committee”) shall assist the Board in its oversight of the financial reporting process, the independent external auditor, independent internal audit personnel, risk management and compliance with applicable laws, rules and regulations.

B.	STRUCTURE AND OPERATIONS

The Committee shall be composed of not less than three directors, all of whom shall be independent and financially literate as defined in Multilateral Instrument 52-110, Audit Committees.

Members of the Committee shall be appointed or reappointed at the meeting of the Board, immediately following the AGM, and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman among their number. The chairman shall serve as a liaison between the Committee and Management.

Meetings of the Committee shall be held at least quarterly, provided that due notice is given and a quorum of the majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

C.	SPECIFIC DUTIES

I.             Oversight of the External Auditor and Internal Audit Personnel

(a)	Recommend to the Board the external auditor to be nominated and the compensation to be paid for preparing and issuing an auditor’s report or performing related work.

(b)	Direct responsibility for overseeing the work of the external auditor (including resolution of disagreements between Management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditor shall report directly to the Committee.

(c)	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the external auditor.

(d)	Evaluate the qualifications, performance and independence of the external auditor, including (i) reviewing and evaluating the lead partner on the external auditor's engagement with the Company, and (ii) considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

(e)	Receive the reports of the internal audit personnel and external auditors, review and assess the findings and the responses and actions taken or proposed by Management.

(f)	Obtain and review a report from the external auditor at least annually regarding: the external auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the external auditor and the Company.

(g)	Review and discuss with Management and the external auditor, prior to the annual audit, the scope, planning and staffing of the annual audit.

(h)	Review and approve the rotation of the lead (or coordinating) audit partner having primary responsibility for the external audit activities and the audit partner responsible for reviewing the statutory audit as required by law.

(i)	Review, if applicable, the Company's intended hiring of partners and employees or former partners and employees of the external auditor.

(j)	Ensure that the emphasis of the audits (external and internal) is placed on areas where the Committee, Management or the auditors believe special attention is warranted.

(k)	Review the activities, organizational structure and effectiveness of the internal audit personnel.

(l)	Review and approve the planned internal audit program prior to the beginning of each year.

(m)	Act as a conduit whereby the internal audit personnel and external auditors can bring any concerns to the attention of the Board.

II.           Financial Reporting

(a)	Review and discuss with Management and the external auditor the annual audited financial statements and quarterly financial statements prior to publication.

(b)	Review and discuss with Management the Company's annual and quarterly disclosures made in Management's Discussion and Analysis. The Committee shall approve any reports for inclusion in the Company's Annual Report, as required by applicable legislation.

(c)	Review and discuss with Management, the internal audit personnel and the external auditor Management's report on its assessment of internal controls over financial reporting.

(d)	Review and discuss with Management and the external auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

(e)	Review and discuss with Management and the external auditor at least annually reports from the external auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and other material written communications between the external auditor and Management, such as any management letter or schedule of unadjusted differences.

(f)	Discuss with the external auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the external auditor to the Company.

(g)	Review and discuss with Management, the internal audit personnel and the external auditor at least annually any significant changes to the Company's accounting principles and practices suggested by the external auditor, internal audit personnel or Management as well as the procedures undertaken in connection with the CEO and the Chief Financial Officer (“CFO”) certifications for the annual filings with applicable securities regulatory authorities.

(h)	When applicable, discuss with Management the Company's quarterly and annual press releases disclosing earnings and other financial information, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

(i)	Review and discuss with Management and the external auditor, if applicable, at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

(j)	Review disclosures made by the Company's President and CEO and CFO during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Company's internal controls.

(k)	Discuss with the Company's General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

III.         Oversight of Risk Management

Review and discuss periodically the Company’s risk philosophy and risk management policies.

IV.          Oversight of Regulatory Compliance

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with Management and the external auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting.

(c)	Meet with the Company's regulators, according to applicable law.

(d)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board.

V.            Retention and Funding of Independent Advisors

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the external auditor for the purpose of issuing an audit report and performing related work. The Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefore shall also be funded by the Company.